nutreco

07024032

RECEIVED

2007 JUN -1 A 9:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands
Phone : +31 33 422 61 00
Fax : +31 33 422 61 01
Direct nr.: +31 33 422 6118
Direct fax: +31 33 422 6106
E-mail : bernard.verwilghen@nutreco.com

U.S. Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

May 29, 2007 ps/BV7114

Re: 12g3-2(b) SUBMISSION

Ladies and Gentlemen

Enclosed please find a copy of the

* Annual Report 2005 and 2006
* CSR report 2005 and 2006
* Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., held on August 31, 2006:
  - minutes
* Annual General Meeting of Shareholders of Nutreco Holding N.V. held on April 26, 2007:
  - free translation of the notice
  - free translation of the Agenda
  - leaflet – amendment of the Articles of Association
  - resolutions adopted at AGM
* Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., held on May 24, 2007:
  - free translation of the notice
  - free translation of the Agenda
  - leaflet – amendment of the Articles of Association
  - resolution adopted at EGM
* Free translation notice Dividend 2006
* Press releases from January 24, 2007 up to May 24, 2007;

PROCESSED
JUN 0 7 2007
THOMSON FINANCIAL

Dew 6/5

which the Company made public pursuant to the regulations of the Amsterdam Stock Exchange. The Commission has assigned Nutreco Holding N.V. with File Number 82-4927. Should you have any questions regarding the enclosed submission, please contact me at (31) 33 422 6118. Thank you for your assistance.

Best regards

B. Verwilghen
Company Secretary

United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927

Minutes of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V. held on 31 August 2006

FREE TRANSLATION

Minutes of the proceedings of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., a public limited liability company (the "Company") having its registered office in Boxmeer, held in Amsterdam, NH Barbizon Palace Hotel, on 31 August 2006

1. Opening

The Chairman of the Supervisory Board, Mr **R. Zwartendijk**, acted as Chairman and opened this Extraordinary General Meeting of Shareholders of the Company at 09.30 a.m. He first welcomed the shareholders, the representatives of the press, the invitees and the delegation of the Central Works Council.

The Chairman appointed Mr **B. Verwilghen**, the Company's Secretary, as Meeting secretary. **The Chairman** reported that minutes of the Meeting were taken by Mr **P. Klemann**, civil law notary at law firm De Brauw Blackstone Westbroek N.V. This Meeting was recorded on video and audio tape in order to facilitate the taking of the minutes.

The Chairman indicated that Mr **Louis Ligthart**, Vice-Chairman of the Supervisory Board, Mr **Wout Dekker**, CEO and Chairman of the Executive Board, and Mr **Cees van Rijn**, CFO and member of the Executive Board, had also taken their seats at the table.

The Chairman stated that the invitation and agenda for the Meeting had been published in Het Financieele Dagblad and the Officiële Prijscourant on 15 August 2006. The agenda, with explanatory notes, had been made available free of charge at the office of the Company and the office of Rabo Securities in Amsterdam, and was sent free of charge to shareholders who had registered or requested the agenda. These documents had also been made available on the internet on the Company website (www.nutreco.com).

The Chairman noted that no requests had been received to enter additional items onto the agenda from shareholders with a share of more than 1% of the ordinary shares.

The Chairman noted that the Executive Board had taken the opportunity to set a registration date, and had set 24 August 2006 as the registration date. This enabled the shareholders to take part in the meeting by registering their share ownership at 24 August 2006 at the latest.

The Chairman reported that he would receive a report of the number of shares that was represented at the Meeting as the Meeting progressed.

Before **the Chairman** moved to the second item on the agenda, he also drew attention to the following issues, for the benefit of the orderly progression of the Meeting. Firstly, **the Chairman** informed those present that there would be an opportunity to ask questions after the explanation of the second item of the agenda, and secondly, he indicated that no round of questions had been planned in at the end of the Meeting. And finally, **the Chairman** requested that those who wished to ask questions should make this known very clearly, and would, after being given the floor, make use of the microphone which had been provided for this purpose. **The Chairman** asked those present to clearly state their name, place of residence and, insofar as relevant, the organisation they represented, for the benefit of the record.

2. Approval to make a distribution to holders of ordinary shares of a dividend of EUR 9 per ordinary share out of the undistributed result part of the general reserves

The Chairman explained that the Executive Board, with the approval of the Supervisory Board, sought to ask shareholders, in accordance with article 29 of the Articles of Association of the Company, to remit to holders of ordinary shares, a dividend of EUR 9 per ordinary share to be paid from the undistributed result part of the general reserves. This proposal had been approved by the Supervisory Board.

The Chairman explained that Nutreco reached agreement with Geveran Trading about the sale of the 75% interest in Marine Harvest. Geveran Trading had immediately assigned this agreement to Pan Fish ASA. All consents by competition authorities with regard to this authority had since been received, with the exception of France and the United Kingdom. It was expected that the competition commission of the United Kingdom would issue a ruling on 20 December 2006. A ruling from the competition authority of France was expected before that date. The legal transfer of the shares in Marine Harvest to its new owner could take place once permission of the authorities was obtained.

The Chairman explained that Nutreco together with its external legal advisers and specialists at KPMG had concluded that the payment on 28 March 2006 was to be regarded as the moment on which the book profit was achieved, because: firstly, Nutreco received an irrevocable 100% payment on the transaction for its 75% interest in Marine Harvest; secondly, Nutreco had the free disposal of this sum from then on; thirdly, it had been agreed that all results from Marine Harvest after 1 January 2006 were to be for the benefit of the buyer, and that all the risks of the transaction would be for the account of the buyer.

The Chairman pointed out that the Company was obliged to include the result of the sale of Nutreco's participation in Marine Harvest in the result for the first half of 2006, and referred to the press release of 1 August 2006 that contained an explanation of the results of the first half of 2006.

The Chairman pointed to the first table of the explanatory notice of the agenda, which included the explanation of the realised book profit of EUR 379,200,000 was contained. The proposed dividend of EUR 9 per ordinary share, or EUR 310,106,862 for the 34,456,318 shares that were in circulation as of 30 June 2006, would come out of the undistributed result part of the general reserves. **The Chairman** referred to the second table of the explanatory notice of the agenda, which included the shareholders' equity as at 1 January and 30 June 2006. As of 30 June 2006, the undistributed result part of the general reserves amounted to EUR 435,000,000. The sum of approximately EUR 310,000,000 that was to be paid out as a so-called 'super dividend' would be charged to the undistributed result part of the general reserves.

The Chairman emphasized that the payment of the super dividend would exclusively take place in cash, and pointed out that this remittance was necessary in order to improve the capital structure of the Company, by decreasing the shareholders' equity in the way that had been proposed. **The Chairman** pointed out that in addition, with permission of the Supervisory Board and on the basis of the authority conveyed by the General Meeting of Shareholders to the Executive Board at the Meeting of 18 May 2006, EUR 50,000,000 worth of shareholders' equity would be bought back, as announced on 1 August 2006.

The Chairman reported that the share would be quoted ex-dividend from 1 September 2006, and that a dividend of EUR 9 per ordinary share would be made payable on 8 September 2006, subject to deduction of a dividend withholding tax of 25%, in accordance with Dutch law.

The Chairman reported that 34 shareholders or representatives were present and that the total number of shares entitled to vote that were present or represented was 17,158,906, divided into 10,917,406 ordinary shares and 6,241,500 cumulative preference A shares. As far as the ordinary shares were concerned, this was 31.3% of all outstanding ordinary shares, and for the cumulative preference A shares, 100% of the cumulative preference A shares. In total, this amounted to 41.7% of outstanding capital. **The Chairman** observed that this was a good turnout.

The Chairman invited the shareholders to ask questions.

The Chairman first gave the floor to Mr **Stevense**, who represented the **Foundation for Legal Protection for Investors** ("Stichting Rechtsbescherming Beleggers") and was also a shareholder. Mr **Stevense** expressed his satisfaction at being present at the Meeting, and concluded that the Company was doing well. Mr **Stevense** wondered what the consequences might be of the possible withholding of consent by the competition authorities of France and the United Kingdom now that the risks would be for the account of the buyer. Subsequently, Mr **Stevense** wondered whether there were any intentions to take back the 6,200,000 cumulative preference shares. Mr **Stevense** concluded by expressing his gratitude for the efficient processing of the dividend payment.

The Chairman thanked Mr **Stevense**, and answered the question about the consequences of the withholding of consent by the competition authorities of France and the United Kingdom. **The Chairman** remarked that in this extreme scenario it would probably be necessary that part of the shares (or business) should be sold. **The Chairman** pointed out that the Company would still be owner of the shares at that moment, and stated that the Company would be legally implement this, but that there would be no financial consequences. **The Chairman** handed over to Mr **W. Dekker**, who elucidated upon this matter.

Mr **W. Dekker** said there was no risk to Nutreco's shareholders. Mr **W. Dekker** said that the Company had to record the profits within the first half of the year in an accounting sense, and pointed out that this agreement was fairly unique. Mr **W. Dekker** emphasized that all the consequences of the decisions of the competition authorities were for the account of the buyer. The Company would merely have a facilitating role.

The Chairman provided a response to the question regarding the cumulative preference shares, and shared his belief that there were no plans to do anything with them. **The Chairman** gave the floor to Mr **C. van Rijn** to explain this further.

Mr **C. van Rijn** said that as announced the capital structure of the Company was currently being investigated. He pointed out that the cumulative preference shares had been extended a couple of years ago, and that buying these back now would involve significant costs. Mr **C. van Rijn** also thought it would be unwise to take up a one-off burden when this was not necessary. Mr **C. van Rijn** pointed to the development of the interest rate, and explained that higher interest rates would mean that the costs would go down. An attempt was being made to find an ideal time at which a buyback could be undertaken, but no decision had been taken as of this time.

The Chairman proceeded by saying that the friendly words by Mr **Stevense** about the rapid processing of the dividend were being appreciated, and expressed the hope that this process would be equally rapid in the future. **The Chairman** thanked Mr **B. Verwilghen** for his role in effectuating this, and asked if there were any more questions or remarks.

The Chairman then gave the floor to Mr **Smit.**

Mr **Smit** from Hilversum asked if it was allowed to ask a question about strategy. Mr **Smit** said that it was his understanding that it was the sale of the interest in Marine Harvest that formed the basis for the payment of dividends, and stated that because of this sale the Company could no longer be called a conglomerate. According to Mr **Smit**, a conglomerate is an instrument to spread risks. With this sale, the Company focussed on the core businesses. Mr **Smit** asked if the sale would be used for further growth, enabling the Company to regain its current size in due course.

The Chairman pointed out that there was only one item on the agenda: the dividend remittance of EUR 9. **The Chairman** emphasized that as soon as anything was to be aired about strategy, all shareholders would be informed. **The Chairman** remarked that during the Shareholders' meeting and the half-yearly report, the hope had been expressed that the core activities could be expanded further. A broad framework of possibilities was being studied to this end, but at this time the optimalisation of the capital structure was the focus. **The Chairman** indicated that as soon as there is any news, it would be shared with the shareholders. **The Chairman** handed over to Mr **W. Dekker** to explain this further.

Mr **W. Dekker** referred to two Extraordinary Shareholders' Meetings, in the past year and in 2004, where scenarios had been outlined about growth and how to achieve it: by means of organic growth, but also through acquisitions. The presentations for these Meetings were put on the Internet. Mr **W. Dekker** agreed with **Mr Smit's** observation about spreading investments, emphasizing that with major steps such as this, meticulousness was more important than speed. According to **Mr Dekker**, this super dividend was a clear indication of that approach. An organisation's structure follows on its strategy, the capital structure follows on from that.

The Chairman repeated that as soon as there were any news, this would be reported, and asked if there were any more questions or remarks.

The Chairman then gave the floor to **Mr Martens.**

Mr Martens wanted to know what the shareholders should do with the dividend remittance and asked whether it was a good idea to invest the money in Nutreco shares.

The Chairman answered that he could not list all the alternatives, but that, depending on Mr **Martens**' faith in the future of the Company, the shares in Nutreco could become an attractive alternative. **The Chairman** also remarked that there were other shares in the market and that Mr **Martens** should make the decision for himself. **The Chairman** asked whether there were any further questions or remarks.

Subsequently, **the Chairman** allowed a journalist who was present (a non-shareholder) to ask a question for the sake of clarification: whether the remittance would be made on 8 September 2006.

The Chairman subsequently observed that there were no further questions and confirmed that the payment of EUR 9 would take place on 8 September 2006. The share would list ex-dividend after the day of this Extraordinary Meeting of Shareholders (1 September 2006).

The Chairman subsequently observed that there were no more questions, and wanted to move on to a vote with regard to the proposed remittance of EUR 9 per ordinary share.

The Chairman observed that the suggested remittance to holders of ordinary shares of a dividend of EUR 9 per ordinary share, to be paid from the undistributed result part of the general reserves, had been approved with 17,158,341 votes in favour and 1 vote against.

The Chairman moved to the third item on the agenda.

3. <u>Closing of the meeting</u>

The Chairman closed the Meeting at 10.00 a.m., thanked those attending for their presence, and pointed out that coffee had been provided.

R. Zwartendijk
Chairman

B. Verwilghen
Company Secretary

Free translation

NUTRECO HOLDING N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Shareholders are invited to attend the Annual General Meeting of Shareholders of Nutreco Holding N.V., to be held on Thursday, April 26, 2007 at 02.30 p.m. The meeting will take place at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam.

Agenda

1. Opening
2. Report of the Supervisory Board, of the Audit Committee and of the Remuneration Committee over the year 2006 (information)
3. Report of the Executive Board over the year 2006 (information)
4. Annual Accounts 2006
   - 4.1 Determination of the Annual Accounts (decision)
   - 4.2 Dividend proposal (decision)
5. Corporate Governance: summary of the Corporate Governance policy (information)
6. Discharge
   - 6.1 Discharge of each of the members of the Executive Board over the conduct of the business (decision)
   - 6.2 Discharge of each of the members of the Supervisory Board over their supervisory duties (decision)
7. Remuneration
   - 7.1 Executive Board: introduction of a new Long Term Incentive plan (decision)
   - 7.2 Remuneration of the Supervisory Board (decision)
8. Appointment of KPMG Accountants N.V. as external auditor (decision)
9. Share capital - Amendments of the Articles of Association
   - 9.1 Increase of the nominal value of all ordinary shares from EUR 0.24 to EUR 5.24 per share and increase of the authorised share capital from EUR 41,520,000 to EUR 316,520,000 by way of amendment of the Articles of Association whereby the amount to be paid-up shall be debited to the share premium reserve of ordinary shares and amendment of the Articles of Association to bring them in line with recent changes in company law with respect to electronic voting (decision)
   - 9.2 Reduction of the nominal value of all ordinary shares from EUR 5.24 to EUR 0.24 per share and decrease of the authorised capital from EUR 316,520,000 to EUR 41,520,000 by way of amendment of the Articles of Association, followed by a repayment on shares of EUR 5 net per ordinary share over the number of issued and outstanding ordinary shares held by others than the Company for a total amount of approximately EUR 170,000,000 and crediting to the share premium reserve of the repayment on shares held by the Company subject to:

(a) the amendment of the Articles of Association as referred to in item 9.1 of the agenda and item 1 of the explanatory note; and
(b) no objection from creditors as required under the provisions of article 2:100 Civil Code (decision)

10. Mandate to issue shares and to restrict or to exclude the pre-emption rights
    10.1 Proposal to mandate the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months (decision)
    10.2 Proposal to designate the Executive Board - subject to the approval of the Supervisory Board – to decide to restrict or to exclude the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months (decision)
11. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months (decision)
12. Composition Supervisory Board
    12.1 The end-of-term resignation of Mr R. Zwartendijk as a Supervisory Director and his reappointment (decision)
    12.2 The end-of-term resignation of Mr J.M. de Jong as a Supervisory Director and his reappointment (decision)
13. Communications and questions
14. Closing

The agenda with explanatory notes, the draft articles of association and the annual report and the accounts over 2006 are available as from today at the offices of Rabo Securities N.V., Amstelplein 1, Amsterdam and at the Company's offices, Veerstraat 38, Boxmeer. Upon request to Rabobank Securities HBK (fax: +31 20 460 4999) or to Nutreco Holding N.V. (e-mail: ava@nutreco.com; telephone: +31 33 422 6120) these documents will be sent free of charge. These documents are also available via the internet on www.nutreco.com.

Registration Date
In accordance with article 22.3 of the Company's Articles of Association the Executive Board has decided that shall be eligible for attending the meeting those shareholders or proxyholders who have registered their holdings on **April 19, 2007** ("Registration Date"), including all additions and deletions per such date, in one of the registers mentioned below:

Holders of bearer shares: the administrations of the financial institutions who are accredited with Euroclear Netherlands from which appears the ownership of the shares concerned in accordance with Dutch legislation.

Holders of nominative shares: the register of shareholders as kept by Nutreco Holding N.V.

Notification of attendance and admission

Persons entitled to vote at and attend the meeting ("attendees") whose rights derive from **bearer shares** can attend the meeting provided they have notified their attendance. For the purposes of such notification, they need to instruct their financial institution to register them in writing with **Rabo Securities N.V., Amstelplein 1 at Amsterdam (The Netherlands)** on **April 19, 2007 before 04.00 p.m.** at the latest. When notifying, the financial institution concerned needs to submit a declaration that the shareholder concerned shall remain registered with their administration until and including the Registration Date. Holders of bearer shares who have registered their shares according to this procedure shall receive proof of registration which affords such shareholder access to the meeting. Should a shareholder not receive such proof of registration in time, then the shareholder (or its proxyholder) should turn to the registration desk with a valid identification, following which access to the meeting will be granted upon confirmation of the data listed in the registration list held by the Company.

Attendees whose rights derive from **nominative shares** can attend the meeting provided they have notified **Nutreco Holding N.V., Veerstraat 38, at 5831 JN Boxmeer (The Netherlands)** in writing of their attendance on **April 19, 2007** at the latest and provided that they remain registered as a holder of nominative shares until and including the Registration Date.

Attendees who wish to give proxy are required to submit a signed proxy with the above-mentioned bank by **April 19, 2007** at the latest and the proxyholder is required to submit a copy of said proxy at the registration desk at the meeting. Attendees may be required to show proof of identity.

Proxyholders representing different shareholders who received voting instructions requiring them to vote in a different sense for the shares represented by them (in favour, against, abstention) are kindly requested to contact the secretariat of the Company (telephone +31 33 422 6120) to enable a smooth administration of said instructions.

Amersfoort, March 29, 2007

The Executive Board

NUTRECO HOLDING N.V.

JAARLIJKSE ALGEMENE VERGADERING VAN AANDEELHOUDERS

Aandeelhouders worden bij deze uitgenodigd tot het bijwonen van de jaarlijkse Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., te houden op donderdag 26 april 2007 om 14.30 uur. De vergadering wordt gehouden in NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam.

Agenda

1. Opening
2. Bericht van de Raad van Commissarissen, van het Audit Committee en van het Remuneration Committee over het boekjaar 2006 (informatie)
3. Verslag van de Raad van Bestuur over het boekjaar 2006 (informatie)
4. Jaarrekening 2006
   - 4.1 Vaststelling van de jaarrekening (besluit)
   - 4.2 Voorstel tot uitkering van dividend (besluit)
5. Corporate Governance: samenvatting van het Corporate Governance beleid (informatie)
6. Decharge
   - 6.1 Decharge van de Raad van Bestuur voor het gevoerde beleid (besluit)
   - 6.2 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht (besluit)
7. Remuneratie
   - 7.1 Raad van Bestuur: invoering van een nieuw Lange Termijn Incentiveringsplan (besluit)
   - 7.2 Remuneratie van de Raad van Commissarissen (besluit)
8. Benoeming van KPMG Accountants N.V. als externe accountant (besluit)
9. Maatschappelijk kapitaal – Statutenwijzigingen
   - 9.1 Verhoging van de nominale waarde van alle gewone aandelen van EUR 0,24 tot EUR 5,24 per aandeel en verhoging van het maatschappelijk kapitaal van EUR 41.520.000 tot EUR 316.520.000 middels een statutenwijziging waarbij het bedrag dat volgestort dient te worden zal worden gedebiteerd van de agioreserve van de gewone aandelen alsmede statutenwijziging met als doel de statuten in overeenstemming te brengen met recente wijzigingen inzake vennootschapsrecht met betrekking tot electronische stemming (besluit)
   - 9.2 Verlaging van de nominale waarde van alle gewone aandelen van EUR 5,24 tot EUR 0,24 per aandeel en verlaging van het maatschappelijk kapitaal van EUR 316.520.000 tot EUR 41.520.000 middels een statutenwijziging, met als doel een terugbetaling op aandelen van EUR 5,00 netto per gewoon aandeel over het aantal uitgegeven en uitstaande gewone aandelen gehouden door anderen dan de Vennootschap voor een totaal bedrag van ongeveer EUR 170.000.000 en toevoeging aan de agioreserve van de terugbetaling op aandelen gehouden door de Vennootschap onder voorwaarde van:
     - (a) statutenwijziging zoals vermeld onder punt 9.1 van de agenda en punt 1 van de toelichting bij agendapunt 9; en
     - (b) afwezigheid van verzet van crediteuren zoals bepaald in artikel 2:100 Burgerlijk Wetboek (besluit)
10. Machtiging tot uitgifte van aandelen en tot het beperken of uitsluiten van voorkeursrechten
    - 10.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen – tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden (besluit)
    - 10.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden (besluit)
11. Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden (besluit)
12. Samenstelling van de Raad van Commissarissen
    - 12.1 Het periodiek aftreden van de heer R. Zwartendijk als Commissaris van de Vennootschap en zijn voordracht tot herbenoeming (besluit)
    - 12.2 Het periodiek aftreden van de heer J.M. de Jong als Commissaris van de Vennootschap en zijn voordracht tot herbenoeming (besluit)
13. Mededelingen en rondvraag
14. Sluiting

De agenda met toelichting, het drieluik van de statutenwijziging en het jaarverslag met de jaarrekening over 2006 liggen vanaf heden ter inzage ten kantore van Rabo Securities, Amstelplein 1 te Amsterdam en ten kantore van de Vennootschap, Veerstraat 38 te Boxmeer. Deze stukken kunnen kosteloos worden aangevraagd bij Rabobank Securities HBK (fax: 020 460 4999) en bij Nutreco Holding N.V. (e-mail: ava@nutreco.com; tel.: 033 422 6120). Tevens zijn deze stukken via het internet beschikbaar op www.nutreco.com.

Registratiedatum

Conform artikel 22.3 van de statuten van de Vennootschap heeft de Raad van Bestuur bepaald dat voor de Algemene Vergadering van Aandeelhouders van 26 april 2007 als stem- en vergadergerechtigden hebben te gelden zij die op **19 april 2007** ("Registratiedatum"), na verwerking van alle bij- en afschrijvingen per die datum, zijn ingeschreven in een van de hierna te noemen registers:

Houders van aandelen aan toonder: de administraties van de bij Euroclear Netherlands aangesloten instellingen waaruit blijkt aan wie de aandelen toebehoren krachtens de Wet Giraal Effectenverkeer.

Houders van aandelen op naam: het register van aandeelhouders zoals dat wordt bijgehouden door Nutreco Holding N.V.

Aanmelding en toegang

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen aan toonder** kunnen de vergadering bijwonen indien zij zich hebben aangemeld. Daartoe dienen zij hun bank of effecteninstelling opdracht te geven om hen **uiterlijk 19 april 2007 vóór 16.00 uur** schriftelijk aan te melden bij **Rabobank Securities, Amstelplein 1 te Amsterdam.** De betrokken bank of effecteninstelling dient bij de aanmelding een verklaring te overleggen dat de desbetreffende aandeelhouder in hun administratie geregistreerd staat op de Registratiedatum.

Houders van aandelen aan toonder die zich conform bovenstaande procedure hebben aangemeld ontvangen een depotbewijs. Het depotbewijs zal gelden als bewijs van toegang tot de vergadering. Indien de aandeelhouder niet tijdig in het bezit is van een depotbewijs, dient de aandeelhouder (of zijn gevolmachtigde) zich voor aanvang van de vergadering bij de registratiebalie te legitimeren met een geldig legitimatiebewijs. Na controle met de op de registratielijst vermelde gegevens wordt toegang tot de vergadering verleend.

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen op naam** kunnen de vergadering bijwonen indien zij zich daartoe **uiterlijk 19 april 2007** schriftelijk hebben aangemeld bij **Nutreco Holding N.V., Veerstraat 38, 5831 JN Boxmeer** en de aandelen ten name van de houder daarvan in het aandeelhoudersregister ingeschreven blijven tot en met de Registratiedatum.

Stem- en vergadergerechtigden die zich willen laten vertegenwoordigen dienen een door hen ondertekende volmacht **uiterlijk 19 april 2007** in te leveren bij voornoemde bank en de gevolmachtigde dient een kopie van de volmacht voor de vergadering bij de inschrijfbalie in te leveren. Voor toelating tot de vergadering kan men worden verzocht zich met een identiteitsbewijs te legitimeren.

Gevolmachtigden die verschillende aandeelhouders vertegenwoordigen en die steminstructies hebben ontvangen, zodanig dat zij niet voor alle aandelen waarvoor zij ter vergadering aanwezig zullen zijn op gelijke wijze kunnen stemmen (voor, tegen, onthouding), worden verzocht uiterlijk op maandag **23 april 2007** contact op te nemen met het secretariaat van de Vennootschap (tel.: 033 422 6120) teneinde een behoorlijke verwerking van die instructies mogelijk te maken.

Amersfoort, 29 maart 2007

De Raad van Bestuur

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Free Translation

AGENDA

Annual General Meeting of Shareholders of Nutreco Holding N.V. to be held on April 26, 2007 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

1. Opening

2. Report of the Supervisory Board, of the Audit Committee and of the Remuneration Committee over the year 2006 (information)

3. Report of the Executive Board over the year 2006 (information)

4. Annual Accounts 2006
   - 4.1 Determination of the Annual Accounts (decision)
   - 4.2 Dividend proposal (decision – see explanatory note)

5. Corporate Governance: summary of the Corporate Governance policy (information – see explanatory note)

6. Discharge
   - 6.1 Discharge of each of the members of the Executive Board over the conduct of the business (decision)
   - 6.2 Discharge of each of the members of the Supervisory Board over their supervisory duties (decision)

7. Remuneration
   - 7.1 Executive Board: introduction of a new Long Term Incentive plan (decision – see explanatory note)
   - 7.2 Remuneration of the Supervisory Board (decision – see explanatory note)

8. Appointment of KPMG Accountants N.V. as external auditor (decision – see explanatory note)

9. Share capital - Amendments of the Articles of Association
    9.1 Increase of the nominal value of all ordinary shares from EUR 0.24 to EUR 5.24 per share and increase of the authorised share capital from EUR 41,520,000 to EUR 316,520,000 by way of amendment of the Articles of Association whereby the amount to be paid-up shall be debited to the share premium reserve of ordinary shares and amendment of the Articles of Association to bring them in line with recent changes in company law with respect to electronic voting (decision – see explanatory note)
    9.2 Reduction of the nominal value of all ordinary shares from EUR 5.24 to EUR 0.24 per share and decrease of the authorised capital from EUR 316,520,000 to EUR 41,520,000 by way of amendment of the Articles of Association, followed by a repayment on shares of EUR 5 net per ordinary share over the number of issued and outstanding ordinary shares held by others than the Company for a total amount of approximately EUR 170,000,000 and crediting to the share premium reserve of the repayment on shares held by the Company subject to:
        (a) the amendment of the Articles of Association as referred to in item 9.1 of the agenda and item 1 of the explanatory note; and
        (b) no objection from creditors as required under the provisions of article 2:100 Civil Code (decision – see explanatory note)

10. Mandate to issue shares and to restrict or to exclude the pre-emption rights
    10.1 Proposal to mandate the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months (decision – see explanatory note)
    10.2 Proposal to designate the Executive Board - subject to the approval of the Supervisory Board – to decide to restrict or to exclude the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months (decision – see explanatory note)

11. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months (decision – see explanatory note)

12. Composition of the Supervisory Board
    12.1 The end-of-term resignation of Mr R. Zwartendijk as a Supervisory Director and his reappointment (decision – see explanatory note)
    12.2 The end of term resignation of Mr J.M. de Jong as a Supervisory Director and his reappointment (decision – see explanatory note)

13. Communications and questions

14. Closing

EXPLANATORY NOTE TO AGENDA ITEM 4.2

Dividend proposal

In accordance with the dividend policy as submitted to and discussed at the AGM of 2006, a total dividend of EUR 10.60 per ordinary share is proposed. The dividend of EUR 10.60 per ordinary share consists of a dividend of EUR 1.60 (2005: EUR 1.52) of the net result of the Company's continuing businesses, realised in the period January 1, 2006 till December 31, 2006 included, attributable to holders of ordinary shares, excluding impairment and book gains and losses on disposals, and of a "super" dividend of EUR 9 in cash per ordinary share. Of this total dividend of EUR 10.60 per ordinary share, the Company already distributed as interim dividends an amount of EUR 0.30 per ordinary share and the "super" dividend of EUR 9 per ordinary share, respectively in August and in September 2006. The final dividend amounts to EUR 1.30 per ordinary share. The ex-dividend date will be April 30, 2007.

In accordance with article 30.2 of the Articles of Association the Executive Board, with the approval of the Supervisory Board, proposes to pay the final dividend of EUR 1.30 per ordinary share, at the discretion of the shareholders, either in cash or in the form of ordinary shares in the capital of the Company.

The conversion ratio will be determined on May 15, 2007 after close of trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the Company of their preference, i.e. May 11, 14 and 15, 2007. Both the cash and stock dividends will be put at the shareholders' disposal on May 23, 2007. The value of the stock dividend will be (approximately) equal to the cash dividend. Shares required for the stock dividend have been purchased by the Company. These new ordinary shares will be entitled to dividend over the year 2007 and following.

EXPLANATORY NOTE TO AGENDA ITEM 5

Corporate Governance: summary of the Corporate Governance policy

Reference is made to the Corporate Governance chapter which is included in the 2006 Annual Report on p. 50 to 65 where the Company's Corporate Governance policy is explained, following the best practices of the Dutch Corporate Governance Code.

EXPLANATORY NOTE TO AGENDA ITEM 7

Remuneration

7.1 Executive Board: introduction of a new Long Term Incentive plan

As announced at the Annual General Meeting of Shareholders of 2006, a new share based Long Term Incentive Plan has been developed for approval at this Annual General Meeting of Shareholders. The Supervisory Board considers, in accordance with the main purposes of the current remuneration policy, i.e. to motivate, attract and retain qualified management and to offer a competitive remuneration package in line with market practice, that a performance based long term remuneration component is being an essential part of the total remuneration package.

Accordingly, the following plan is submitted for approval:

(i) On an annual basis, performance shares will be granted conditionally. The conditional grant will vest after a three-year performance period.

(ii) The economic value at the moment of granting represents 100% of the base salary of the Chairman of the Executive Board and 95% of the base salary of the members of the Executive Board.

(iii) The conditional grant will vest after a three-year performance period, subject to whether the Company achieves a pre-set level of Total Shareholder Return (TSR) relative to a peer group consisting of all companies listed on the Euronext Amsterdam AEX, AMX and AScX segments.

(iv) No vesting takes place if the TSR achieved during the three-years vesting period is below the median position of the peer group. Vesting of 50% of the grant when the Company's TSR is at the median position, linearly up to a maximum 150% of the grant if the Company achieves the number one position within the peer group.

(v) A lock-up will be effective for a period of two years after vesting, with an allowance to sell shares as from vesting to satisfy taxes due.

(vi) Participants of the plan are entitled to dividends each year, starting 2007.

The LTI regulations will be posted on the Company's website and will be filed with the AFM upon approval of the plan. In case of change of control during the vesting period, vesting will be accelerated and will be based on the TSR achieved until the date of such early vesting.

7.2 Remuneration of the Supervisory Board

Information on the remuneration of the Supervisory Board in 2006 can be found on p. 123 of the 2006 Annual Report. For the year 2007 an increase of the Supervisory Board remuneration is proposed as set out below. Remuneration for committee membership remains unchanged.

Supervisory Board
Chairman: EUR 55,000/year as from 2007 (2006: EUR 43,500)
Members: EUR 43,000/year as from 2007 (2006: EUR 31,500)

Audit Committee
Chairman: EUR 10,000/year in 2007 (2006: EUR 10,000)
Members: EUR 7,500/year in 2007 (2006: EUR 7,500)

Remuneration Committee
Chairman: EUR 7,500/year in 2007 (2006: EUR 7,500)
Members: EUR 5,000/year in 2007 (2006: EUR 5,000)

Work performed as a member of the Selection and Appointment Committee will not be remunerated separately.

EXPLANATORY NOTE TO AGENDA ITEM 8

Appointment of KPMG Accountants N.V. as external auditor

In accordance with the Company policy to submit to the Annual General Meeting of Shareholders the appointment of the external auditor, it is proposed to appoint KPMG Accountants N.V. as the external auditor of the Company until the closure of the accounting year 2008.

EXPLANATORY NOTE TO AGENDA ITEM 9

Share capital – Amendments of the Articles of Association

Reference is made to the leaflet with the existing text of the Articles of Association, the proposed changes and the explanatory notes to the proposed changes.

The proposed changes aim to enable the Company to return cash to the holders of ordinary shares and can be summarised as follows:

1. Increase of the nominal value of all ordinary shares from EUR 0.24 to EUR 5.24 per share and increase of the authorised share capital from EUR 41,520,000 to EUR 316,520,000 by way of amendment of the Articles of Association whereby the amount to be paid-up shall be debited to the share premium reserve of ordinary shares and amendment of the Articles of Association to bring them in line with recent changes in company law with respect to electronic voting; and

2. Reduction of the nominal value of all ordinary shares from EUR 5.24 to EUR 0.24 per share and decrease of the authorised capital from EUR 316,520,000 to EUR 41,520,000 by way of amendment of the Articles of Association, followed by a repayment on shares of EUR 5 net per ordinary share over the number of issued and outstanding ordinary shares held by others than the Company for a total amount of approximately EUR 170,000,000 and crediting to the share premium reserve of the repayment on shares held by the Company subject to:
   (a) the amendment of the Articles of Association as referred to in item 9.1 of the agenda and item 1 of this explanatory note; and
   (b) no objection from creditors as required under the provisions of article 2:100 Civil Code.

The goal of this re-capitalisation is, as mentioned, to return cash to the holders of ordinary shares. To avoid possible issues related to voting rights, the aforementioned increase and reduction of the nominal value of the ordinary shares shall be effected on the same day. This date will be announced in a press release, 8 days in advance.

The proposed changes to bring the Articles of Association in line with recent changes in company law in The Netherlands aim to facilitate the electronic voting at the General Meeting of Shareholders.

In order to finalise both amendments of the Articles of Association upon resolutions by the General Meeting of Shareholders, it is proposed to authorise each director of the company as well as any and all lawyers and paralegals practising with De Brauw Blackstone Westbroek N.V. to apply for the required ministerial declarations of no-objection on the drafts mentioned, as well as to execute the notarial deeds of amendment to the Articles of Association. The execution of the deeds to effect both amendments of the Articles of Association is subject to receipt of the two Ministerial declarations of no objection.

The amendments of the Articles of Association referred to in item 9.1 and 9.2 of the agenda and as repeated in item 1 and 2 of this explanatory note require a resolution of the meeting at which more than 50% of the issued share capital is represented. A second meeting will be required if this requirement cannot be met at the general meeting. A normal majority of votes of the shareholders attending or represented at that second meeting will be sufficient to resolve to amend the Articles of Association.

The approval of the proposal in item 9.2 of the agenda and in item 2 of this explanatory note (the capital reduction) requires a majority of at least 2/3 if less than 50% of the issued share capital is represented at the meeting. Such requirement of at least 2/3 also applies to a second meeting should such be required to resolve to amend the Articles of Association.
If 50% or more of the issued share capital is represented at the general meeting, a simple majority of votes of the shareholders attending or represented will be sufficient to resolve to reduce the nominal value of all ordinary shares.

EXPLANATORY NOTE TO AGENDA ITEM 10

Mandate to issue shares and to restrict or to exclude the pre-emption rights

10.1 Proposal to mandate the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months

In accordance with article 8 of the Company's Articles of Association a request is made to grant the Executive Board authorisation to issue shares and to grant rights to take shares in order to enable the Executive Board to react in a timely and flexible way to the financing requirements of the Company. With regard to the issue of ordinary shares, the mandate will be limited to 10% of the issued ordinary shares, as at the time of the mandate, which percentage will be increased to 20% in case of mergers and acquisitions.
The period of the requested mandate is 18 months, in accordance with the current Corporate Governance practice, starting after approval of the proposed resolution.

10.2 Proposal to designate the Executive Board – subject to the approval of the Supervisory Board – to decide to restrict or to exclude the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months

In accordance with article 9 of the Company's Articles of Association it is proposed to designate the Executive Board to resolve, with approval of the Supervisory Board, to restrict or to exclude the pre-emption rights in connection with the issue of shares in accordance to article 96, Book 2 of the Dutch Civil Code. As it is the case for the proposal 10.1, the designation is limited to a period of 18 months.
In order for this proposal to be approved, a majority of at least 2/3 is required if less than 50% of the issued share capital is represented at the meeting. If half or more of the issued share capital is represented, a simple majority is sufficient.

EXPLANATORY NOTE TO AGENDA ITEM 11

Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months

In accordance with article 10 of the Company's Articles of Association a request is made to grant the Executive Board authorisation, subject to the approval of the Supervisory Board, and without prejudice to the provisions of article 98, Book 2 of the Dutch Civil Code, to acquire ordinary shares representing a maximum of 10% of the Company's issued share capital at a price per ordinary share between the nominal value of the ordinary shares and 110% of the average price of the ordinary shares on the Euronext Amsterdam during the five trading days prior to the acquisition.

This mandate to buy back shares provides the Executive Board, with the approval of the Supervisory Board, with the required flexibility to fulfil its obligations deriving from employment related share plans or for other purposes.
The period of the requested mandate is 18 months, starting after approval of the proposed resolution.

COMMENTARY TO AGENDA ITEM 12

Composition of the Supervisory Board

12.1 The end-of-term resignation of Mr R. Zwartendijk as a Supervisory Director and his reappointment

Mr R. Zwartendijk, member of the Supervisory Board, was first appointed on January 29, 1999, he was re-appointed at the Annual General Meeting of Shareholders of May 8, 2003 and his mandate ends at this Annual General Meeting of Shareholders.
Mr R. Zwartendijk informed the Supervisory Board that he was prepared to stand for re-election and the Supervisory Board resolved to make a non-binding proposal to the General Meeting, in accordance with article 14.5 of the Articles of Association of the Company, to re-appoint Mr R. Zwartendijk to the Supervisory Board for a new and also last period of 4 years, ending at the General Meeting of Shareholders of 2011. The Supervisory Board attaches great importance to continue being able to call on Mr R. Zwartendijk's extensive experience as a member of the Supervisory Board and of the Remuneration Committee. The Executive Board fully supports the proposal to re-appoint Mr R. Zwartendijk as member of the Supervisory Board of the Company. If re-appointed, the Supervisory Board has the intention to re-elect Mr R. Zwartendijk as Chairman of the Supervisory Board and as member of the Remuneration Committee.

Mr R. Zwartendijk was born in 1939 and studied Economics in the UK. He was a member of the Executive Board of Koninklijke Ahold N.V. from 1977 till the end of 1998. He started his career as a management trainee with Unilever in 1968. From 1968 till 1970, he was a Sales Manager with Polaroid. From 1970 till 1977, he assumed several management assignments with Molnlyke, where he was Marketing Director, General Manager France and eventually General Manager The Netherlands.

Chairman of the Supervisory Boards of Blokker Holding B.V. and Koninklijke Numico N.V., member of the Supervisory Board of Randstad Holding N.V. and Chairman of Stichting Beheer SNS Reaal.

12.2 The end-of-term resignation of Mr J.M. de Jong as a Supervisory Director and his reappointment

Mr J.M. de Jong, member of the Supervisory Board, was first appointed on August 28, 2003 and his mandate ends at this Annual General Meeting of Shareholders.
Mr J.M. de Jong informed the Supervisory Board that he was prepared to stand for re-election and the Supervisory Board resolved to make a non-binding proposal to the General Meeting, in accordance with article 14.5 of the Articles of Association of the Company, to re-appoint Mr J.M. de Jong to the Supervisory Board for a second period of 4 years, ending at the General Meeting of Shareholders of 2011. The Supervisory Board attaches great importance to continue being able to call on Mr J.M. de Jong's extensive experience as a member of the Supervisory Board and as Chairman of the Remuneration Committee. The Executive Board fully supports the proposal to re-appoint Mr J.M. de Jong as member of the Supervisory Board of the Company. If re-appointed, the Supervisory Board has the intention to re-elect Mr J.M. de Jong as Chairman of the Remuneration Committee.

Mr De Jong was born in 1945 and studied Economics at the Gemeentelijke Universiteit Amsterdam and obtained a MBA degree at INSEAD. In 1987 he attended the International Senior Management Program at the Harvard Business School. He started his career at the Algemene Bank Nederland N.V., where he held various management positions and from 1989 till the end of 2001 he was a member of the Executive Board of ABN Bank N.V., subsequently ABN Amro Bank N.V.

Chairman of the Supervisory Boards of Cementbouw B.V. and Onderlinge Levensverz-Mij. 's-Gravenhage' U.A., Vice-Chairman of the Supervisory Board of Heineken N.V., Member of the Supervisory Boards of Dura Vermeer Groep N.V. and Aon Groep Nederland B.V. and Member of the Boards of Cement Roadstone Holdings plc (Ireland), Kredietbank S.A. Luxembourgeoise (Luxembourg) and Banco Antonveneta SpA (Italy).

nutreco

AGENDA

Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., te houden op 18 mei 2006, aanvang 14.30 uur, in NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

1. Opening

2. Bericht van de Raad van Commissarissen, van het Audit Committee en van het Remuneration Committee over het boekjaar 2005

3. Verslag van de Raad van Bestuur over het boekjaar 2005

4. Jaarrekening 2005
   - 4.1 Vaststelling van de jaarrekening
   - 4.2 Voorstel tot uitkering van dividend (zie toelichting)
   - 4.3 Dividendbeleid (zie toelichting)

5. Decharge
   - 5.1 Decharge van de Raad van Bestuur voor het gevoerde beleid
   - 5.2 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht

6. Corporate Governance
   - 6.1 Corporate Governance: samenvatting van het beleid zoals toegelicht op de AVA van 2004 (zie toelichting)
   - 6.2 Beleid inzake bezoldiging van de Raad van Bestuur (zie toelichting)
   - 6.3 Prestatiegebonden aandelen en prestatiegebonden opties van de Raad van Bestuur (zie toelichting)
   - 6.4 Remuneratie van de Raad van Commissarissen (zie toelichting)

7. Benoeming van KPMG Accountants N.V. als externe accountant (zie toelichting)

8. Machtiging tot uitgifte van aandelen en tot het beperken of uitsluiten van voorkeursrechten (zie toelichting)
   - 8.1 Voorstel tot machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden
   - 8.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden

9. Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden (zie toelichting)

10. Samenstelling van de Raad van Commissarissen - het periodiek aftreden van de heer Y. Barbieux als Commissaris van de Vennootschap en zijn voordracht tot herbenoeming (zie toelichting)

11. Statuten – wijziging met als voornaamste doel de statuten in overeenstemming te brengen met recente wijzigingen inzake vennootschapsrecht en met de best practices van de Code Corporate Governance (zie toelichting en drieluik)

12. Mededelingen en rondvraag

13. Sluiting

TOELICHTING OP AGENDAPUNT 4.2

Voorstel tot uitkering van dividend

Conform het dividendbeleid zoals toegelicht en besproken op de AVA van 2004 wordt een dividend voorgesteld van EUR 1,52 per gewoon aandeel. Het dividend van EUR 1,52 per gewoon aandeel komt overeen met een uitkeringspercentage van 35% (2004: 35%) over het in de periode van 1 januari 2005 tot en met 31 december 2005 gerealiseerde nettoresultaat toekomend aan de houders van gewone aandelen exclusief impairment en boekwinsten en -verliezen op afgestoten bedrijfsonderdelen. Na aftrek van het in augustus 2005 uitgekeerde interimdividend van EUR 0,20 bedraagt het slotdividend EUR 1,32 per gewoon aandeel.

Conform artikel 28.2 van de statuten stelt de Raad van Bestuur, met goedkeuring van de Raad van Commissarissen, voor het dividend, naar keuze van de aandeelhouders, hetzij in contanten, hetzij in de vorm van gewone aandelen in het kapitaal van de Vennootschap uit te keren.

De verhouding tussen de waarde van het stockdividend en het contante dividend zal door de Raad van Bestuur op 18 mei 2006 na beurs worden vastgesteld op basis van de slotkoers van die dag. De waarde van het slotdividend in gewone aandelen zal (een afrondingsverschil daargelaten) gelijk zijn aan die van het contante dividend. De aandelen benodigd voor het slotdividend werden ingekocht. De nieuwe gewone aandelen zijn gerechtigd tot dividend over 2006 en volgende boekjaren.

TOELICHTING OP AGENDAPUNT 4.3

Dividendbeleid

Sedert de beursnotering van de Vennootschap in juni 1997 wordt een dividendbeleid gehanteerd met als uitkeringspercentage 30-35%. Voorgesteld wordt het dividendbeleid te wijzigen en het uitkeringspercentage te verhogen van 30-35% naar 35-40% van het nettoresultaat toekomend vanaf 2006 aan houders van gewone aandelen, exclusief impairment en boekwinsten en –verliezen op afgestoten bedrijfsonderdelen.

TOELICHTING OP AGENDAPUNT 6

Corporate Governance

6.1 Corporate Governance: samenvatting van het beleid zoals toegelicht op de AVA van 2004

Verwezen wordt naar het Corporate Governance hoofdstuk in het Jaarverslag 2005 op blz. 52 t/m 66 met toelichting over het beleid inzake Corporate Governance aan de hand van de best practices uit de Nederlandse Corporate Governance Code.

6.2 Beleid inzake bezoldiging van de Raad van Bestuur

Het beleid inzake bezoldiging van de Raad van Bestuur werd besproken en vastgesteld op de AVA van 2004. Dit beleid is gericht op de mediaan van de arbeidsmarkt referentiegroep (peer group) en voorziet in een jaarlijkse toetsing van het basis jaarsalaris. Uit een recentelijk door externe beloningsadviseurs uitgevoerde benchmark studie blijkt dat de huidige basissalarissen zich op of onder de mediaan van de arbeidsmarkt referentiegroep bevinden. Het basissalaris is niet meer aangepast sedert 2002 met uitzondering van één inflatiecorrectie van 1,25% in mei 2005. Voorgesteld wordt nu om een verhoging goed te keuren van het basissalaris voor de Raad van Bestuur met 5% per 1 mei 2006.

6.3 Prestatiegebonden aandelen en prestatiegebonden opties van de Raad van Bestuur

Long Term Incentive Plan 2004-2005: Versnelde vesting
Op 6 maart 2006 is door de Vennootschap een overeenkomst ondertekend met Geveran Trading Co. Ltd. waarbij het 75% aandelenbezit van de Vennootschap in Marine Harvest N.V. is verkocht. Op 28 maart 2006 is een vooruitbetaling ontvangen van het volledige bedrag van de verkoopprijs. Closing van de transactie,

TOELICHTING OP AGENDAPUNT 9

Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 10 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om, na goedkeuring van de Raad van Commissarissen en onverminderd het bepaalde in artikel 98, Boek 2 van het Burgerlijk Wetboek, gewone aandelen vertegenwoordigende maximaal 10% van het geplaatst kapitaal van de Vennootschap te verkrijgen voor een prijs per gewoon aandeel liggend tussen de nominale waarde van de gewone aandelen en 110% van de gemiddelde koers van de gewone aandelen op de door Euronext Amsterdam N.V. gehouden Effectenbeurs gedurende de vijf handelsdagen voorafgaande aan die verkrijging. Deze machtiging tot inkoop geeft de Raad van Bestuur, met goedkeuring van de Raad van Commissarissen, de flexibiliteit om verplichtingen na te komen betreffende aandelen gerelateerde beloningsplannen of anderszins.
De duur van de gevraagde machtiging is 18 maanden, beginnend na goedkeuring van het voorgestelde besluit.

TOELICHTING OP AGENDAPUNT 10

Samenstelling van de Raad van Commissarissen - het periodiek aftreden van de heer Y. Barbieux als Commissaris van de Vennootschap en zijn voordracht tot herbenoeming

De heer Y. Barbieux werd een eerste maal tot Commissaris benoemd op de Algemene Vergadering van Aandeelhouders van 1998 en werd herbenoemd op de AVA van 23 mei 2002. Zijn mandaat verstrijkt per deze Algemene Vergadering van Aandeelhouders.
De heer Y. Barbieux heeft de Raad van Commissarissen medegedeeld zich herbenoembaar te stellen en de Raad van Commissarissen heeft besloten aan de Algemene Vergadering van Aandeelhouders, conform artikel 14.5 van de statuten van de Vennootschap, een niet bindende voordracht te doen om de heer Y. Barbieux te herbenoemen als Commissaris van de Vennootschap voor een nieuwe en tevens laatste termijn van vier jaar, verstrijkend op de Algemene Vergadering van Aandeelhouders van 2010. De Raad van Commissarissen hecht er groot belang aan verder een beroep te kunnen doen op de ruime ervaring van de heer Y. Barbieux in de Raad van Commissarissen en het Remuneration Committee van de Vennootschap. De Raad van Bestuur ondersteunt ten volle de voordracht van de heer Y. Barbieux als Commissaris van de Vennootschap.

De heer Y. Barbieux werd geboren in 1938 en heeft de Franse nationaliteit. Hij promoveerde als ingenieur aan de Ecole des Arts et Manufactures te Parijs en behaalde een MBA aan de Harvard Business School. Hij vervulde verschillende managementfuncties bij Nestlé tot aan zijn pensionering in 2001. De heer Y. Barbieux is Voorzitter van Raad van Bestuur van Elsa Consultants S.A. (Zwitserland) en is lid van de Raad van Bestuur van Micro Consulting (Zwitserland), ARC International (Frankrijk), Claranor (Frankrijk), Poweo S.A. (Frankrijk) en Voluntis S.A. (Frankrijk).

De heer Y. Barbieux bezit 441 aandelen in de Vennootschap.

TOELICHTING OP AGENDAPUNT 11

Statuten – wijziging met als voornaamste doel de statuten in overeenstemming te brengen met recente wijzigingen inzake vennootschapsrecht en met de best practices van de Code Corporate Governance

Verwezen wordt naar het drieluik met de huidige tekst van de artikelen in de statuten waarvan een inhoudelijke wijziging wordt voorgesteld, de voorgestelde wijzigingen en de toelichting op de voorgestelde wijzigingen.
De voorgestelde wijzigingen hebben als voornaamste doel de statuten te conformeren aan recente wijzigingen in de vennootschapswetgeving en aan de best practices van de Nederlandse Corporate Governance Code (de Code) en kunnen worden samengevat als volgt:

Audit Committee
Voorzitter: EUR 10.000 per jaar in 2006 (2005: EUR 10.000)
Leden: EUR 7.500 per jaar in 2006 (2005: EUR 7.500)

Remuneration Committee
Voorzitter: EUR 7.500 per jaar in 2006 (2005: EUR 7.500)
Leden: EUR 5.000 per jaar in 2006 (2005: EUR 5.000)

Prestaties verricht als Voorzitter c.q. lid van de Selectie- en Benoemingscommissie worden niet separaat vergoed.

TOELICHTING OP AGENDAPUNT 7

Benoeming van KPMG Accountants N.V. als externe accountant

Conform het aangenomen beleid om de benoeming van de externe accountant jaarlijks aan de Algemene Vergadering van Aandeelhouders voor te leggen, wordt voorgesteld om KPMG Accountants N.V. te benoemen als externe accountant van de Vennootschap voor een duur verstrijkend bij de afsluiting van het boekjaar 2007.

TOELICHTING OP AGENDAPUNT 8

Machtiging tot uitgifte van aandelen en tot het beperken of uitsluiten van voorkeursrechten

8.1 Voorstel tot machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 8 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om te besluiten tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen, om de Raad van Bestuur in staat te stellen om tijdig en op een flexibele manier te reageren met betrekking tot de financiering van de Vennootschap. Voor de uitgifte van gewone aandelen wordt de bevoegdheid beperkt tot 10% van de uitstaande gewone aandelen ten tijde van de machtiging, welk percentage wordt verhoogd tot 20% in geval van fusie of acquisitie.
De duur van de gevraagde machtiging is 18 maanden conform de huidige praktijk van Corporate Governance, beginnend na goedkeuring van het voorgestelde besluit.

8.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 9 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur aan te wijzen als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot het beperken of uitsluiten van voorkeursrecht bij uitgifte van aandelen, conform artikel 96, Boek 2 van het Burgerlijk Wetboek. In overeenstemming met het voorstel onder 8.1 is de aanwijzing beperkt tot een periode van 18 maanden.

Voor dit voorstel is een meerderheid van ten minste twee derden van de uitgebrachte stemmen vereist indien minder dan 50% van het geplaatst kapitaal ter vergadering aanwezig of vertegenwoordigd is. Indien de helft of meer aanwezig of vertegenwoordigd is, volstaat een gewone meerderheid.

m.n. levering van de aandelen, is onderworpen aan de voorafgaande goedkeuring van de relevante autoriteiten. Als gevolg van deze overeenkomst zal bij closing de Vennootschap ingrijpend veranderen omdat de Vennootschap en Marine Harvest zich onafhankelijk van elkaar verder zullen ontwikkelen. Voor Marine Harvest medewerkers die deelnemen aan het Nutreco Long Term Incentive Plan is, vanuit het oogpunt van eventuele belangenverstrengeling, het niet langer opportuun om verbonden te blijven met de resultaatsontwikkeling van de Vennootschap. Om deze reden heeft de Raad van Bestuur, met goedkeuring van de Raad van Commissarissen, besloten over te gaan tot een versnelde vesting van de 2004 en 2005 prestatiegebonden aandelen, de prestatiegebonden opties en het Long Term Cash Award conform het plan reglement, en het Long Term Incentive Plan te beëindigen voor 2006.
De voorwaarden voor de versnelde vesting zijn de volgende: (i) datum van de vesting is 6 maart 2006, zijnde de datum van de overeenkomst met betrekking tot Marine Harvest die aanleiding geeft tot versnelde vesting, (ii) uitoefeningsprijs is de slotkoers van 6 maart 2006, te weten EUR 47,49, (iii) gebaseerd op een berekening van de Total Shareholders Return (TSR) uitgevoerd door externe beloningsadviseurs leidt de TSR prestatie voor de 2004 toekenning van prestatiegebonden aandelen en opties tot een 5e positie binnen de peer groep en 100% vesting; de TSR prestatie voor de 2005 toekenning van prestatiegebonden aandelen en opties leidt tot de 1e positie binnen de peer groep en 150% vesting en (iv) er is voor de leden van de Raad van Bestuur een vijf jaar durende lock-up verplichting beginnend 6 maart 2006 voor prestatiegebonden aandelen, met de mogelijkheid om aandelen te verkopen om belastingverplichtingen met betrekking tot deze prestatiegebonden aandelen te voldoen. Voor leden van de Raad van Bestuur is deze versnelde vesting onderworpen aan de goedkeuring van de Algemene Vergadering van Aandeelhouders.

Overgangsregeling 2006
Aangezien de Raad van Commissarissen het waarschijnlijk achtte dat een 'normale' toekenning van prestatiegebonden opties en aandelen in een vervroegde vesting zou resulteren, werd dit niet verdedigbaar geacht richting aandeelhouders. De Raad van Commissarissen is van mening dat, in lijn met de belangrijkste doelstellingen van het huidige remuneratiebeleid, te weten het motiveren, aantrekken en behouden van gekwalificeerd management en het aanbieden van een marktconform remuneratiepakket, een prestatiegebonden lange termijn beloning voor de Raad van Bestuur gepast is. Daarnaast is de Raad van Commissarissen van mening dat de huidige bestuursleden, met name in deze uitermate belangrijke transitiefase, moeten aanblijven om te zorgen dat de 'Rebalancing for Growth' strategie op de juiste wijze wordt afgerond en de nieuwe strategie tijdig wordt geformuleerd en uitgevoerd.
Voor het jaar 2006 wordt voorgesteld hetzelfde aantal prestatiegebonden aandelen om niet toe te kennen aan de leden van de Raad van Bestuur conform de toekenning in 2004 en 2005.
Op aandelen toe te kennen om niet in 2006 zijn de volgende voorwaarden van toepassing: (i) prestatiedoelstellingen zoals overeengekomen met de Raad van Commissarissen handelen over de afronding van de "Rebalancing for Growth" strategie en het ontwikkelen van een nieuwe strategie, (ii) vesting is afhankelijk van een voortdurend dienstverband voor een periode van minimaal twee jaar, (iii) er geldt een vijf jaar durende lock-up verplichting vanaf de vestingdatum met mogelijkheid om aandelen te verkopen om belastingverplichtingen met betrekking tot deze prestatiegebonden aandelen te voldoen en (iv) deze prestatiegebonden aandelen komen in aanmerking voor dividend over het boekjaar 2006 en volgende jaren.
In de AVA van 2008 zal de Raad van Commissarissen over eventuele vesting verantwoording afleggen.
Er worden geen prestatiegebonden opties toegekend.

Long Term Incentive Plan 2007 en volgende
Het is de bedoeling een nieuw Long Term Incentive Plan uit te werken dat beantwoordt aan de nieuwe strategie van de Vennootschap. Het nieuwe Long Term Incentive Plan voor de Raad van Bestuur zal aan een AVA ter goedkeuring worden voorgelegd.

6.4 Remuneratie van de Raad van Commissarissen

De toelichting op de remuneratie van de Raad van Commissarissen in 2005 is opgenomen in het Jaarverslag 2005 op blz. 118. Voor het jaar 2006 wordt een verhoging van de commissarisvergoeding voorgesteld. Vergoeding voor commissiewerk blijft onveranderd.

Raad van Commissarissen
Voorzitter: EUR 43.500 per jaar vanaf 2006 (2005: EUR 41.000)
Leden: EUR 31.500 per jaar vanaf 2006 (2005: EUR 30.000)

(i) Opneming van bepalingen betreffende de benoeming en het ontslag van leden van de Raad van Bestuur en de Raad van Commissarissen. Volgens de Code heeft als uitgangspunt te gelden dat de Algemene Vergadering van Aandeelhouders een besluit tot ontneming van de bindende voordracht van een lid van de Raad van Bestuur en van de Raad van Commissarissen, of tot schorsing of ontslag neemt met een absolute meerderheid van stemmen indien die meerderheid ten minste een/derde van het geplaatst kapitaal vertegenwoordigt. De huidige statuten van de Vennootschap voorzien nu dat zulkdanig besluit dient aangenomen te worden met een twee/derde meerderheid van de uitgebrachte stemmen waarbij meer dan een/derde van het geplaatst kapitaal aanwezig of vertegenwoordigd dient te zijn.
(ii) Motivering van de voordracht tot benoeming van leden van de Raad van Bestuur en van de Raad van Commissarissen conform het bepaalde in artikel 2:142, lid 3 Burgerlijk Wetboek.
(iii) Opneming van bepalingen betreffende het remuneratiebeleid voor de leden van de Raad van Bestuur en van de Raad van Commissarissen conform artikel 2:135 Burgerlijk Wetboek.
(iv) Opneming van een lijst van de besluiten waarvoor goedkeuring door de Algemene Vergadering van Aandeelhouders noodzakelijk is, conform het bepaalde in artikel 2:107a Burgerlijk Wetboek.
(v) Vooruitlopend op verwachte wetgeving, opneming van de mogelijkheid tot verlenging van de termijn voor de *registratiedatum*.
(vi) Vermelding van de tegenwaarde van EUR 50.000.000 voor agenderingsrecht voor aandeelhouders.
(vii) Opneming van een bepaling betreffende de publicatie van een concept van de notulen van de Algemene Vergadering van Aandeelhouders, de mogelijkheid om daarop opmerkingen te laten gelden en van de publicatie van de definitieve versie ervan.
(viii) Opneming in de agenda voor de Algemene Vergadering van Aandeelhouders van het reserverings- en dividendbeleid en van het dividendvoorstel.

Tot slot wordt voorgesteld een statutaire vrijwaring op te nemen voor de leden van de Raad van Bestuur en van de Raad van Commissarissen in lijn met de huidige praktijk bij andere beursgenoteerde ondernemingen.

Ten einde de statutenwijziging te kunnen effectueren zodra de Algemene Vergadering van Aandeelhouders daartoe heeft besloten, wordt voorgesteld iedere bestuurder en iedere medewerker van De Brauw Blackstone Westbroek N.V. machtiging te verlenen om de vereiste ministeriële verklaring van geen bezwaar aan te vragen en de akte houdende statutenwijziging te doen verlijden.

nutreco

GENERAL MEETING OF SHAREHOLDERS

NUTRECO HOLDING N.V.

DATED APRIL 26, 2007

AGENDA ITEM 9.1 and 9.2

AMENDMENT OF THE ARTICLES OF ASSOCIATION

This leaflet contains only the amended articles.
The full text of the Articles of Association can be downloaded on our website or requested at ava@nutreco.com

GENERAL MEETING OF SHAREHOLDERS

NUTRECO HOLDING N.V.

DATED APRIL 26, 2007

AGENDA ITEM 9.1

AMENDMENT OF THE ARTICLES OF ASSOCIATION

This leaflet contains only the amended articles.
The full text of the Articles of Association can be downloaded on our website or requested at ava@nutreco.com

AMENDMENT OF THE ARTICLES OF ASSOCIATION I

PRESENT ARTICLES OF ASSOCIATION AS PER 8 AUGUST 2006	PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION	EXPLANATION
Capital. **Article 3.**	**Capital.** **Article 3.**	
3.1. The authorized capital of the Company amounts to forty-one million five hundred and twenty thousand euro (EUR 41,520,000), divided into fifty-five million (55,000,000) ordinary shares, sixteen million (16,000,000) cumulative preference 'A' shares, seventy-one million (71,000,000) cumulative preference 'D' shares and thirty-one million (31,000,000) cumulative preference 'E' shares - hereinafter to be referred to as: "cumulative preference 'E' shares" - subdivided into five series, numbered 1 up to and including 5, of six million two hundred thousand (6,200,000) cumulative preference 'E' shares each.	3.1. The authorized capital of the Company amounts to <u>three hundred and sixteen million five hundred and twenty thousand euro (EUR 316,520,000)</u>, divided into fifty-five million (55,000,000) ordinary shares, sixteen million (16,000,000) cumulative preference 'A' shares, seventy-one million (71,000,000) cumulative preference 'D' shares and thirty-one million (31,000,000) cumulative preference 'E' shares - hereinafter to be referred to as: "cumulative preference 'E' shares" - subdivided into five series, numbered 1 up to and including 5, of six million two hundred thousand (6,200,000) cumulative preference 'E' shares each.	Increase of the authorized capital with respect to the increase of the nominal value of the ordinary shares from EUR 0,24 to EUR 5,24. The goal of this increase is to return cash to the holders of ordinary shares after a second amendment of the articles of association, whereby the nominal value of the ordinary shares will be reduced.
3.2. The nominal value of each of the shares	3.2. <u>The nominal value of each ordinary share is</u>	

specified in paragraph 1 of this Article is twenty-four eurocents (EUR 0.24).	five euro and twenty-four eurocents (EUR 5.24). The cumulative preference 'A' shares, the cumulative preference 'D' shares and the cumulative preference 'E' shares is twenty-four eurocents (EUR 0.24).
General meeting. Notice. Venue of the General Meeting.	**General meeting. Notice. Venue of the General Meeting.**
Article 21.	**Article 21.**
21.1. Without prejudice to the provisions of Article 28, General Meetings shall be held as frequently as the Executive Board or the Supervisory Board may wish. The power to call the General Meeting shall vest in the Executive Board, and in the Supervisory Board.	21.1. Without prejudice to the provisions of Article 28, General Meetings shall be held as frequently as the Executive Board or the Supervisory Board may wish. The power to call the General Meeting shall vest in the Executive Board, and in the Supervisory Board.
21.2. The Executive Board shall be required to call a General Meeting if a request to that effect is made by one or several shareholders jointly representing at least one/twentieth of the issued and outstanding share capital, such request to specify the subjects to be discussed. This obligation shall apply mutatis mutandis to the Supervisory Board. If the General Meeting is not held within six weeks after such request, the applicants themselves shall be authorised to call the General Meeting - with due observance of the applicable	21.2. The Executive Board shall be required to call a General Meeting if a request to that effect is made by one or several shareholders jointly representing at least one/twentieth of the issued and outstanding share capital, such request to specify the subjects to be discussed. This obligation shall apply mutatis mutandis to the Supervisory Board. If the General Meeting is not held within six weeks after such request, the applicants themselves shall be authorised to call the General Meeting - with due observance of the applicable

	provisions of the law and the Articles of Association - without for that purpose requiring authorisation from the "Voorzieningenrechter". The provisions of paragraph 3 of this Article shall apply mutatis mutandis to notice of a General Meeting as referred to in the preceding sentence. Within three months after the Executive Board has considered it plausible that the Company's equity has decreased to an amount equal to or less than one half of the paid up part of the capital, a General Meeting shall be held to discuss the measures to be taken, if necessary.		provisions of the law and the Articles of Association - without for that purpose requiring authorisation from the "Voorzieningenrechter". The provisions of paragraph 3 of this Article shall apply mutatis mutandis to notice of a General Meeting as referred to in the preceding sentence. Within three months after the Executive Board has considered it plausible that the Company's equity has decreased to an amount equal to or less than one half of the paid up part of the capital, a General Meeting shall be held to discuss the measures to be taken, if necessary.	
21.3.	Notice of the General Meeting must be given to each person entitled to attend General Meetings. The term of notice must be at least fifteen clear days before the day on which the meeting is held.	21.3.	Notice of the General Meeting must be given to each person entitled to attend General Meetings. All notices of General Meetings and in general all notifications to shareholders shall be given by placing advertisements in at least one national newspaper and in the Official Daily List of the limited liability company established in Amsterdam: Euronext Amsterdam N.V., unless these Articles of Association state otherwise. Holders of registered shares shall moreover be called to a meeting by means of a written notice, sent to the addresses referred to in Article 7. Failure to receive a notice as referred to in the	Addition to implement the Act of 20 October 2006 to amend Book 2 of the Dutch Civil Code to promote the use of electronic means of communication for the decision-making process of legal entities (Act on electronic means of communication), as came into effect on 1 January 2007. Such addition provides for convening *inter alia* shareholders by electronic mail or an announcement on the company's website, provided the other statutory requirements will be fulfilled.

			previous sentence may not be used to dispute the validity of the meeting. The Executive Board may, subject to the approval of the Supervisory Board decide that the notification and/or written notice as referred to in the previous sentence (i) in respect of a person entitled to attend General Meetings pursuant to registered shares, who agrees thereto, is replaced by a legible and reproducible message sent by electronic mail to the address indicated by him to the company for such purpose and/or (ii) in respect of persons entitled to attend General Meetings pursuant to bearer shares, is replaced by an announcement on the Company's website. The term of notice must be at least fifteen clear days before the day on which the meeting is held.
21.4.	The matters to be discussed shall be stated in the notice calling the meeting, unless the agenda is available at the Company's office and at such places as will be specified by the notice, for inspection by the shareholders and other persons entitled to attend General Meetings, who may obtain a copy thereof free of charge and a statement to that effect has been made in the notice calling the meeting. Proposals to amend the provisions of the Articles of Association or	21.4.	The matters to be discussed shall be stated in the notice calling the meeting, unless the agenda is available at the Company's office and at such places as will be specified by the notice, for inspection by the shareholders and other persons entitled to attend General Meetings, who may obtain a copy thereof free of charge and a statement to that effect has been made in the notice calling the meeting. Proposals to amend the provisions of the Articles of Association or

to reduce the capital of the Company shall, notwithstanding Article 22 paragraph 6, be specified in the notice calling the meeting. If the proposal concerns an amendment of the Articles of Association or a reduction of the capital, then together with the notice a draft of the proposal in which the proposed amendment of the Articles of Association is included respectively in which the purpose of the capital reduction and the manner of realization is explained, will be available for each shareholder and any other person entitled to attend General Meetings for inspection at the offices of the Company and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified in the notice convening the meeting until the General Meeting is held in which the resolution concerning the proposal is dealt with. The documents shall be available free of charge at the aforementioned places for shareholders and other persons entitled to attend General Meetings. With respect to proposals, in respect of which the provisions of this paragraph are not complied with and which are not announced subsequently with due observance of the

to reduce the capital of the Company shall, notwithstanding Article 22 paragraph 9, be specified in the notice calling the meeting. If the proposal concerns an amendment of the Articles of Association or a reduction of the capital, then together with the notice a draft of the proposal in which the proposed amendment of the Articles of Association is included respectively in which the purpose of the capital reduction and the manner of realization is explained, will be available for each shareholder and any other person entitled to attend General Meetings for inspection at the offices of the Company and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified in the notice convening the meeting until the General Meeting is held in which the resolution concerning the proposal is dealt with. The documents shall be available free of charge at the aforementioned places for shareholders and other persons entitled to attend General Meetings. With respect to proposals, in respect of which the provisions of this paragraph are not complied with and which are not announced subsequently with due observance of the

notice period required, no valid resolutions can be adopted.	notice period required, no valid resolutions can be adopted.
21.5. Shareholders representing at least one per cent (1%) of the issued share capital and shareholders representing a value of not less than fifty million euro (EUR 50,000,000) have the right to propose agenda items, provided that they submit their proposals to the Executive Board or the Supervisory Board by registered letter accompanied by proof of their shareholding. If they have submitted their proposals no later than the sixtieth day prior to the day of the General Meeting to the Executive Board or the Supervisory Board, the Executive Board or the Supervisory Board must do so, unless in the opinion of the Executive Board or the Supervisory Board substantial interests of the Company dictate otherwise. A written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit shall be proof of a holding of shares in bearer form as referred to in the first sentence of this paragraph.	21.5. Shareholders representing at least one per cent (1%) of the issued share capital and shareholders representing a value of not less than fifty million euro (EUR 50,000,000) have the right to propose agenda items, provided that they submit their proposals to the Executive Board or the Supervisory Board by registered letter accompanied by proof of their shareholding. If they have submitted their proposals no later than the sixtieth day prior to the day of the General Meeting to the Executive Board or the Supervisory Board, the Executive Board or the Supervisory Board must do so, unless in the opinion of the Executive Board or the Supervisory Board substantial interests of the Company dictate otherwise. A written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit shall be proof of a holding of shares in bearer form as referred to in the first sentence of this paragraph.

	21.6. Written requests as referred to in section 110, first subsection and section 114a, first subsection, Book 2 Dutch Civil Code, may not be submitted electronically. Requests as referred to in section 110, first subsection and section 114a, first subsection, Book 2 Dutch Civil Code shall comply with conditions stipulated by the Executive Board subject to the approval of the Supervisory Board, which conditions shall be posted on the Company's website.	Addition to implement the Act on electronic means of communication. Such addition provides for *inter alia* shareholders to submit the requests as referred to in the aforesaid articles electronically.
21.6. General Meetings shall be held in either Amersfoort, Boxmeer, Amsterdam, Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport).	21.7. General Meetings shall be held in either Amersfoort, Boxmeer, Amsterdam, Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport).	
Admittance to and chairmanship of the General Meeting. **Article 22.**	**Admittance to and chairmanship of the General Meeting.** **Article 22.**	
22.1. Persons entitled to attend the General Meeting are entitled to attend the General Meeting, to take the floor at such meeting and – as far as they have voting rights – to vote. The members of the Executive Board and the Supervisory Directors of the Company also are entitled to attend the General Meeting, with the exception of any member of the Executive Board or Supervisory Director who has been	22.1. Persons entitled to attend the General Meeting are entitled to attend the General Meeting, to take the floor at such meeting and – as far as they have voting rights – to vote. The members of the Executive Board and the Supervisory Directors of the Company also are entitled to attend the General Meeting, with the exception of any member of the Executive Board or Supervisory Director who has been	

suspended, and admittance shall further be granted to any person whom the Chairman of the meeting concerned has invited to attend the General Meeting or any part of that meeting.	suspended, and admittance shall further be granted to any person whom the Chairman of the meeting concerned has invited to attend the General Meeting or any part of that meeting.	
22.2. Shareholders and other persons entitled to attend General Meetings may be represented by another person pursuant to a proxy in writing.	22.2. Shareholders and other persons entitled to attend General Meetings may be represented by another person pursuant to a proxy in writing.	
	22.3. The Executive Board may, subject to the approval of the Supervisory Board, decide that each person entitled to attend General Meetings may by electronic means of communication directly take note of the business transacted at a General Meeting.	Addition to implement the Act on electronic means of communication. Such addition provides for (i) each person entitled to attend General Meetings to directly take note of the business transacted at a General Meeting by electronic means of communication and (ii) each person entitled to attend General Meetings and vote thereat to vote by electronic means of communication.
	22.4. The Executive Board may, subject to the approval of the Supervisory Board, decide that each person entitled to attend General Meetings and vote thereat may, either in person or by written proxy, vote at that meeting by electronic means of communication, provided that such person can be identified through the electronic means of communication and furthermore provided that such person can directly take note of the business transacted at the shareholders' meeting concerned. The Executive Board may, subject to the approval of the Supervisory Board, attach	

22.3. The Executive Board may determine that paragraph 1 will be applicable to those who (i) are a shareholder, or are considered to be a shareholder as per a certain date, determined by the Executive Board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Executive Board, hereinafter referred to as: the "register", in as far as (iii) at the request of the shareholder concerned, or the person who is considered to be shareholder, the holder of the register has given notice in writing to the Company prior to the General Meeting, that the person in question has the intention to attend the General Meeting, regardless of who is shareholder or is considered to be shareholder at the time of the General Meeting. The notice will contain the name and the number of shares the said person will represent in the General Meeting, where applicable accompanied by a written statement from an Affiliated Institution to

conditions to the use of the electronic means of communication, which conditions shall be announced at the convocation of the General Meeting and shall be posted on the Company's website.

22.5. The Executive Board may determine that as persons holding the right to vote and having the right to attend meetings will be these persons who (i) are a shareholder, or are considered to be a shareholder as per a certain date, determined by the Executive Board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Executive Board, hereinafter referred to as: the "register", in as far as (iii) at the request of the shareholder concerned, or the person who is considered to be shareholder, the holder of the register has given notice in writing to the Company prior to the General Meeting, that the person in question has the intention to attend the General Meeting, regardless of who is shareholder or is considered to be shareholder at the time of the General Meeting. The notice will contain the name and the number of shares the said person will represent in the General Meeting, where applicable accompanied by

	the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit. The provision above under (iii) about the notice to the Company also applies to the proxyholder of a shareholder or person who is considered to be shareholder, who has a written proxy.		a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit. The provision above under (iii) about the notice to the Company also applies to the proxyholder of a shareholder or person who is considered to be shareholder, who has a written proxy.	
		22.6.	To the extent that the Executive Board makes use of its right as referred to in the preceding paragraph of this article, the Executive Board may, subject to the approval of the Supervisory Board decide that persons entitled to attend General Meetings and vote thereat may, within a period prior to the General Meeting to be set by the Executive Board, which period cannot begin prior to the registration date as meant in the previous paragraph, cast their votes electronically in a manner to be decided by the managing board. Votes cast in accordance with the previous sentence are equal to votes cast at the meeting.	Addition to implement the Act on electronic means of communication. Such addition provides for casting of votes electronically in a period prior to the General Meeting.
22.4.	If the Executive Board does not exercise its right as determined in paragraph 3, a holder	22.7.	If the Executive Board does not exercise its right as determined in paragraph 5, a holder	

of shares in registered form, as well as a holder of shares in right of usufruct or pledge, who has the right to vote, or his proxyholder shall only have access to the General Meeting, if he or the person for whom he acts, as such is registered in the register referred to in article 7 and the Company has received written notice of his intention to attend the meeting at the place and ultimately on he day, as defined in paragraph 5.

22.5. If the Executive Board does not exercise its right as determined in paragraph 3, the Company shall, as far as the voting right and/or meeting right of holders of ordinary shares in bearer form is concerned, consider as shareholder those mentioned in a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder for the said ordinary shares in its collective deposit and shall stay until after the meeting, provided that the statement concerned has been deposited at the office of the Company or at another place further to be determined by the Executive Board in due time. The notice

of shares in registered form, as well as a holder of shares in right of usufruct or pledge, who has the right to vote, or his proxyholder shall only have access to the General Meeting, if he or the person for whom he acts, as such is registered in the register referred to in article 7 and the Company has received written notice of his intention to attend the meeting at the place and ultimately on he day, as defined in paragraph 8.

22.8. If the Executive Board does not exercise its right as determined in paragraph 5, the Company shall, as far as the voting right and/or meeting right of holders of ordinary shares in bearer form is concerned, consider as shareholder those mentioned in a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder for the said ordinary shares in its collective deposit and shall stay until after the meeting, provided that the statement concerned has been deposited at the office of the Company or at another place further to be determined by the Executive Board in due time. The notice

	of the meeting shall state the place where the statement from the Affiliated Institution must be deposited and the day by which the deposit of the statement from the Affiliated Institution must be made; this day cannot be determined earlier than on the seventh day prior to the date of the meeting.		of the meeting shall state the place where the statement from the Affiliated Institution must be deposited and the day by which the deposit of the statement from the Affiliated Institution must be made; this day cannot be determined earlier than on the seventh day prior to the date of the meeting.	
22.6.	The notice for the meeting shall in each case make reference to paragraphs 4 and 5 hereof.	22.9.	The notice for the meeting shall in each case make reference to paragraphs 7 and 8 hereof.	
22.7.	The record date mentioned in paragraph 3, the dates of deposit mentioned in paragraphs 4 and 5 and the dates mentioned in those paragraphs on which the notice of the intention to attend the General Meeting has to be given at the latest, cannot be determined earlier than on a certain time on the seventh day and not later than on the third day prior to the date of the General Meeting. The notice of the general meeting shall, where applicable, contain those times, the place of meeting and the proceedings for registration, deposit and notification.	22.10.	The record date mentioned in paragraph 5 cannot be determined earlier than on a certain time on the thirtieth day and not later than on the third day prior to the date of the General Meeting. The notice of the general meeting shall, where applicable, contain those times, the place of meeting and the proceedings for registration, deposit and notification.	The ultimate day of registration for a General Meeting has been extended from 7 days to 30 days with reference to the Act on electronic means of communication. The articles of association are adjusted in accordance with this Act. The ultimate day of deposit from 7 days as referred to in the paragraphs 7 and 8 is mentioned in the last sentence of paragraph 8.
22.8.	Before admission to a meeting, a shareholder or an other person entitled to attend General Meetings or his proxyholder shall sign an attendance list reflecting his	22.11.	Before admission to a meeting, a shareholder or an other person entitled to attend General Meetings or his proxyholder shall sign an attendance list reflecting his	

name and the number of votes he may cast. If he is a proxyholder the name of the person represented shall also be reflected.

22.9. The General Meeting shall be presided by the Chairman of the Supervisory Board; the Chairman, however, even if he is present, may appoint another person to preside over the meeting. If the Chairman of the Supervisory Board is not present and has not appointed another person to preside over the meeting, then the members of the Supervisory Board that are present shall elect a Chairman. If none of the members of the Supervisory Board is present at the meeting, then the meeting shall elect a Chairman. The Chairman designates the Secretary.

22.10. The ruling pronounced by the Chairman at the meeting in respect of the outcome of any vote shall be decisive. The same shall apply to the contents of any resolution passed, to the extent that the vote taken related to a proposal not recorded in writing. However, if immediately after the aforesaid ruling pronounced by the Chairman the correctness of that ruling is contested, another vote shall be taken if so desired by the majority at the meeting or - if the original vote was not taken on a poll or

name and the number of votes he may cast. If he is a proxyholder the name of the person represented shall also be reflected.

22.<u>12</u>. The General Meeting shall be presided by the Chairman of the Supervisory Board; the Chairman, however, even if he is present, may appoint another person to preside over the meeting. If the Chairman of the Supervisory Board is not present and has not appointed another person to preside over the meeting, then the members of the Supervisory Board that are present shall elect a Chairman. If none of the members of the Supervisory Board is present at the meeting, then the meeting shall elect a Chairman. The Chairman designates the Secretary.

22.<u>13</u>. The ruling pronounced by the Chairman at the meeting in respect of the outcome of any vote shall be decisive. The same shall apply to the contents of any resolution passed, to the extent that the vote taken related to a proposal not recorded in writing. However, if immediately after the aforesaid ruling pronounced by the Chairman the correctness of that ruling is contested, another vote shall be taken if so desired by the majority at the meeting or - if the original vote was not taken on a poll or

by a secret ballot - by any person present who is entitled to vote. Such new vote shall override the legal consequences of the original vote.

22.11. Unless a notarial record of the business transacted at the meeting is drawn up, the Chairman shall designate a person charged with keeping the minutes. The minutes shall be adopted by the Chairman or the secretary of the meeting or by the General Meeting at a subsequent meeting, in evidence of which the minutes shall be signed by the Chairman and the secretary of the meeting at which the minutes were adopted. On the basis of the attendance list referred to in paragraph 8 the notarial record mutatis mutandis the minutes shall state the number of the shares represented at the meeting and number of votes that can be cast; the attendance list referred to in paragraph 8 will not be a part of the notarial record or, mutatis mutandis, the minutes and shall not be at the disposal of a shareholder, unless the shareholder would prove to have a reasonable interest in the examination of the proper course of that meeting. If the General Meeting or the Executive Board or the Supervisory Board resolves to instruct a Civil Law Notary to

by a secret ballot - by any person present who is entitled to vote. Such new vote shall override the legal consequences of the original vote.

22.14. Unless a notarial record of the business transacted at the meeting is drawn up, the Chairman shall designate a person charged with keeping the minutes. The minutes shall be adopted by the Chairman or the secretary of the meeting or by the General Meeting at a subsequent meeting, in evidence of which the minutes shall be signed by the Chairman and the secretary of the meeting at which the minutes were adopted. On the basis of the attendance list referred to in paragraph 8 the notarial record mutatis mutandis the minutes shall state the number of the shares represented at the meeting and number of votes that can be cast; the attendance list referred to in paragraph 8 will not be a part of the notarial record or, mutatis mutandis, the minutes and shall not be at the disposal of a shareholder, unless the shareholder would prove to have a reasonable interest in the examination of the proper course of that meeting. If the General Meeting or the Executive Board or the Supervisory Board resolves to instruct a Civil Law Notary to

draw up an official record of the proceedings at any General Meeting, or if one or several shareholders jointly representing at least one twentieth of the issued and outstanding share capital so decide, the Executive Board shall give a Civil Law Notary instruction to draw up such official record. The cost of the notarial record shall be borne by the Company.	draw up an official record of the proceedings at any General Meeting, or if one or several shareholders jointly representing at least one twentieth of the issued and outstanding share capital so decide, the Executive Board shall give a Civil Law Notary instruction to draw up such official record. The cost of the notarial record shall be borne by the Company.
22.12. The minutes of the General Meeting of shareholders shall be made available, on request, to shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner provided for in the preceding paragraph. In the event that a notarial record is prepared of the proceedings at the meeting, the provisions of this paragraph are not applicable. Such notarial record needs to be prepared no later than three months after the end of the meeting and on request of the shareholder, be made available.	22.15. The minutes of the General Meeting of shareholders shall be made available, on request, to shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner provided for in the preceding paragraph. In the event that a notarial record is prepared of the proceedings at the meeting, the provisions of this paragraph are not applicable. Such notarial record needs to be prepared no later than three months after the end of the meeting and on request of the shareholder, be made available.
22.13. A certificate signed by the Chairman confirming that the General Meeting has adopted a particular resolution, shall	22.16. A certificate signed by the Chairman confirming that the General Meeting has adopted a particular resolution, shall

constitute evindence of such resolution vis-á-vis third parties.	constitute evindence of such resolution vis-á-vis third parties.	
Voting rights. Decision-making.	**Voting rights. Decision-making.**	
Article 23.	**Article 23.**	
23.1. Each share carries the right to cast one vote in the General Meeting.	23.1. Each ordinary share carries the right to cast five hundred and twenty-four (524) votes in the General Meeting. Each cumulative preference 'A' share, cumulative preference 'D' share and cumulative preference 'E' share carries the right to cast twenty-four (24) votes in the General Meeting.	By the increase of the nominal value of only the ordinary shares a (temporary) difference will be created between the nominal value of the ordinary shares and the nominal value of the preference shares. Therefor the votes per share will be amended in accordance with section 2:118 Dutch Civil Code.
23.2. No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depository receipts of which are held by the Company or any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not, however, be excluded from the right to vote if the usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company. The Company or a subsidiary of the Company may not cast votes for shares in respect of which the Company or the subsidiary possesses a pledge or usufruct.	23.2. No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depository receipts of which are held by the Company or any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not, however, be excluded from the right to vote if the usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company. The Company or a subsidiary of the Company may not cast votes for shares in respect of which the Company or the subsidiary possesses a pledge or usufruct.	
23.3. In determining to which extent the shareholders cast votes, are present or are	23.3. In determining to which extent the shareholders cast votes, are present or are	

represented, or to which extent the share capital is represented the shares in respect of which no votes may be cast shall not be taken into account.

23.4. Unless the Articles of Association stipulate a larger majority, all resolutions of the General Meeting shall be passed by an absolute majority of the votes cast.

23.5. Blank votes and invalid votes shall not be counted.

23.6. The Chairman shall decide on the method of voting and on the possibility of voting by acclamation.

23.7. If at the election of persons the voting for and against the proposal is equally divided, another vote shall be taken at the same meeting; if then again the votes are equally divided, then - without prejudice to the provision in the next following sentence of this paragraph - a drawing of lots shall decide. If at an election of persons the vote is taken between more than two candidates and none of the candidates receives the absolute majority of votes, another vote where necessary after an interim vote and/or a drawing of lots- shall be taken between the two candidates who have received the largest number of votes in their favour. If the voting for and against

represented, or to which extent the share capital is represented the shares in respect of which no votes may be cast shall not be taken into account.

23.4. Unless the Articles of Association stipulate a larger majority, all resolutions of the General Meeting shall be passed by an absolute majority of the votes cast.

23.5. Blank votes and invalid votes shall not be counted.

23.6. The Chairman shall decide on the method of voting and on the possibility of voting by acclamation.

23.7. If at the election of persons the voting for and against the proposal is equally divided, another vote shall be taken at the same meeting; if then again the votes are equally divided, then - without prejudice to the provision in the next following sentence of this paragraph - a drawing of lots shall decide. If at an election of persons the vote is taken between more than two candidates and none of the candidates receives the absolute majority of votes, another vote where necessary after an interim vote and/or a drawing of lots- shall be taken between the two candidates who have received the largest number of votes in their favour. If the voting for and against

any other proposal than as first referred to in this paragraph is equally divided, that proposal shall be deemed to be rejected.

23.8. If pursuant to the Articles of Association the validity of a resolution depends also upon the part of the issued and outstanding share capital represented at the meeting and if such quorum is not present at the meeting, then - unless elsewhere in these Articles of Association the contrary is provided with respect to any subject specifically mentioned there - a second meeting may be called and held at which such resolution may be passed irrespective of the part of the issued and outstanding share capital represented at that meeting. The notice calling such second meeting must state that and pursuant to which provision a resolution may be passed at that meeting irrespective of the part of the issued and outstanding share capital represented at that meeting. Notice calling the second meeting shall not be given until after the end of the first meeting. The second meeting must be held within six weeks after the first meeting.

Meetings of holders of shares of a particular class.

Article 24.

any other proposal than as first referred to in this paragraph is equally divided, that proposal shall be deemed to be rejected.

23.8. If pursuant to the Articles of Association the validity of a resolution depends also upon the part of the issued and outstanding share capital represented at the meeting and if such quorum is not present at the meeting, then - unless elsewhere in these Articles of Association the contrary is provided with respect to any subject specifically mentioned there - a second meeting may be called and held at which such resolution may be passed irrespective of the part of the issued and outstanding share capital represented at that meeting. The notice calling such second meeting must state that and pursuant to which provision a resolution may be passed at that meeting irrespective of the part of the issued and outstanding share capital represented at that meeting. Notice calling the second meeting shall not be given until after the end of the first meeting. The second meeting must be held within six weeks after the first meeting.

Meetings of holders of shares of a particular class.

Article 24.

24.1. A meeting of holders of shares of a particular class shall be held whenever a resolution of the meeting of holders of that particular class is required by virtue of the law and/or provisions of the Articles of Association. Further the Executive Board, the Supervisory Board, as well as one or several holders of shares of a particular class who jointly represent at least one tenth of the capital issued in the form of shares of that particular class shall be equally authorised to call a meeting of holders of shares of that class. The term of notice of such meeting must be at least seven clear days before the day on which the meeting is held.

24.2. Admittance to the meeting of holders of shares of a particular class shall be given to:

a. the holders of shares of that class;
b. other persons entitled to attend General Meetings;
c. every member of the Executive Board and every Supervisory Director;
d. any other persons whom the chairman of the meeting concerned has invited to attend the meeting.

24.3. Notice of a meeting of holders of cumulative

24.1. A meeting of holders of shares of a particular class shall be held whenever a resolution of the meeting of holders of that particular class is required by virtue of the law and/or provisions of the Articles of Association. Further the Executive Board, the Supervisory Board, as well as one or several holders of shares of a particular class who jointly represent at least one tenth of the capital issued in the form of shares of that particular class shall be equally authorised to call a meeting of holders of shares of that class. The term of notice of such meeting must be at least seven clear days before the day on which the meeting is held.

24.2. Admittance to the meeting of holders of shares of a particular class shall be given to:

a. the holders of shares of that class;
b. other persons entitled to attend General Meetings;
c. every member of the Executive Board and every Supervisory Director;
d. any other persons whom the chairman of the meeting concerned has invited to attend the meeting.

24.3. Notice of a meeting of holders of cumulative

preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or series cumulative preference 'E' shares shall be given by letters sent to the holders of aforementioned shares.

24.4. At a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or one of the series cumulative preference 'E' shares at which the entire issued capital in shares of a particular class is represented, valid resolutions may be adopted, provided that they are passed by unanimous vote, even if the requirements in respect of the place of the meeting, the manner of notice, the term of notice and the stating in the notice of the items of business to be transacted, have not been observed.

24.5. If at a meeting of holders of shares of a particular class the voting for and against a proposal is equally divided, that proposal shall be rejected.

24.6. Without prejudice to the preceding provisions of this Article, the provisions of Articles 21, paragraphs 3, 4 and 5, Article 22, paragraph 2 and 7 up to and including 10 and Article 23 shall apply mutatis

preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or series cumulative preference 'E' shares shall be given by letters sent to the holders of aforementioned shares.

24.4. At a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or one of the series cumulative preference 'E' shares at which the entire issued capital in shares of a particular class is represented, valid resolutions may be adopted, provided that they are passed by unanimous vote, even if the requirements in respect of the place of the meeting, the manner of notice, the term of notice and the stating in the notice of the items of business to be transacted, have not been observed.

24.5. If at a meeting of holders of shares of a particular class the voting for and against a proposal is equally divided, that proposal shall be rejected.

24.6. Without prejudice to the preceding provisions of this Article, the provisions of Articles 21, paragraphs 3, 4, 5 and 6, Article 22, paragraph 2, 3, 4 and 10 up to and including 13 and Article 23 shall apply

mutandis to the meetings of holders of shares of a particular class, provided that the provisions of Articles 21 up to and including 23 shall apply mutatis mutandis to the meetings of holders of ordinary shares.	mutatis mutandis to the meetings of holders of shares of a particular class, provided that the provisions of Articles 21 up to and including 23 shall apply mutatis mutandis to the meetings of holders of ordinary shares.	
Decision-making outside a meeting.	**Decision-making outside a meeting.**	
Article 25.	**Article 25.**	
25.1. Any resolution which holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares and each of the series cumulative preference 'E' shares entitled to vote, pledgees entitled to vote and usufructuaries of those shares entitled to vote can pass at a meeting of holders of shares of a particular class may also be passed by them outside a meeting, provided that all holders of shares of the class concerned express themselves in writing in favour of the proposal concerned and provided that the members of the Executive Board and Supervisory Directors have been given the opportunity to give advise on the proposal. The persons who have passed a resolution outside a meeting shall immediately inform the Executive Board and the Supervisory Board of that resolution.	25.1. Any resolution which holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares and each of the series cumulative preference 'E' shares entitled to vote, pledgees entitled to vote and usufructuaries of those shares entitled to vote can pass at a meeting of holders of shares of a particular class may also be passed by them outside a meeting, provided that all holders of shares of the class concerned express themselves in writing in favour of the proposal concerned and provided that the members of the Executive Board and Supervisory Directors have been given the opportunity to give advise on the proposal. The persons who have passed a resolution outside a meeting shall immediately inform the Executive Board and the Supervisory Board of that resolution.	
	25.2. The Executive Board may, subject to the	Addition to implement the Act on electronic means

	approval of the Supervisory Board, decide that written resolutions as referred to in paragraph 1 of this article can be adopted by electronic means of communication. The Executive Board may, subject to the approval of the Supervisory Board, attach conditions to the use of the electronic means of communication, which conditions shall be posted on the Company's website.	of communication. Such addition provides for holders of cumulative preference shares to adopt resolutions in writing by using the electronic means of communication.
25.2. Any resolution passed outside a meeting shall be announced at the next meeting of holders of shares of the particular class concerned. During that meeting the documents showing the manner of decision-making outside a meeting shall be *open to the inspection of the persons* entitled to attend that meetings; said documents shall subsequently be inserted in the minute book.	25.3. Any resolution passed outside a meeting shall be announced at the next meeting of holders of shares of the particular class concerned. During that meeting the documents showing the manner of decision-making outside a meeting shall be *open to the inspection of the persons* entitled to attend that meetings; said documents shall subsequently be inserted in the minute book.	

ALGEMENE VERGADERING

VAN AANDEELHOUDERS

NUTRECO HOLDING N.V.

D.D. 26 APRIL 2007

AGENDAPUNT 9.2

STATUTENWIJZIGING

Dit drieluik bevat alleen de gewijzigde artikelen.
De volledige statuten zijn te downloaden op onze
website of op te vragen via ava@nutreco.com

STATUTEN NA STATUTENWIJZIGING I	VOORGESTELDE WIJZIGING STATUTEN	TOELICHTING
Kapitaal. **Artikel 3.**	**Kapitaal.** **Artikel 3.**	
3.1. Het maatschappelijk kapitaal van de vennootschap bedraagt driehonderdzestien miljoen vijfhonderdtwintigduizend euro (EUR 316.520.000,--), verdeeld in vijfenvijftig miljoen (55.000.000) gewone aandelen, zestien miljoen (16.000.000) cumulatief preferente aandelen A, eenenzeventig miljoen (71.000.000) cumulatief preferente aandelen D en eenendertig miljoen (31.000.000) cumulatief financierings preferente aandelen E - hierna te noemen: "cumulatief preferente aandelen E" - onderverdeeld in vijf series, genummerd 1 tot en met 5, van elk zes miljoen tweehonderdduizend (6.200.000) cumulatief preferente aandelen E.	3.1. Het maatschappelijk kapitaal van de vennootschap bedraagt eenenveertig miljoen vijfhonderdtwintigduizend euro (EUR 41.520.000,--), verdeeld in vijfenvijftig miljoen (55.000.000) gewone aandelen, zestien miljoen (16.000.000) cumulatief preferente aandelen A, eenenzeventig miljoen (71.000.000) cumulatief preferente aandelen D en eenendertig miljoen (31.000.000) cumulatief financierings preferente aandelen E - hierna te noemen: "cumulatief preferente aandelen E" - onderverdeeld in vijf series, genummerd 1 tot en met 5, van elk zes miljoen tweehonderdduizend (6.200.000) cumulatief preferente aandelen E.	Verlaging van het maatschappelijk kapitaal in verband met een verlaging van de nominale waarde van de gewone aandelen van EUR 5,24 naar EUR 0,24. Doel van deze verlaging is om EUR 5,-- per gewoon aandeel aan de houders van gewone aandelen terug te betalen.
3.2. De gewone aandelen zijn elk nominaal	3.2. Elk van de in lid 1 van dit artikel bedoelde	

groot vijf euro en vierentwintig eurocent (EUR 5,24). De cumulatief preferente aandelen A, de cumulatief preferente aandelen D en de cumulatief preferente aandelen E zijn elk nominaal groot vierentwintig eurocent (EUR 0,24).	aandelen is nominaal groot vierentwintig eurocent (EUR 0,24).	
Stemrecht. Besluitvorming. **Artikel 23.** 23.1. In de algemene vergadering geeft ieder gewoon aandeel recht op het uitbrengen van vijfhonderdvierentwintig (524) stemmen en geeft een cumulatief preferent aandeel A, een cumulatief preferent aandeel D en een cumulatief preferent aandeel E ieder recht op het uitbrengen van vierentwintig (24) stemmen.	**Stemrecht. Besluitvorming.** **Artikel 23.** 23.1. In de algemene vergadering geeft ieder aandeel recht op het uitbrengen van een stem.	Door de verlaging van de nominale waarde van de gewone aandelen wordt de nominale waarde van alle aandelen weer EUR 0,24 en is het stemrecht voor alle aandelen weer gelijk.

nutreco

Annual General Meeting of Shareholders of Nutreco Holding N.V. held on 26 April 2007 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

Shares present or represented

Ordinary Shares	
Total issued ordinary shares on 26 April 2007:	34,868,682
Ordinary shares present or represented:	7,867,023
Percentage	23%
Cumulative Preference A shares (CumPref A)	
Total issued CumPref A shares on 26 April 2007:	6,241,500
CumPref A shares present or represented:	6,241,500
Percentage	100%

Resolutions

At the Annual General Meeting of Shareholders of 26 April 2007 resolutions were adopted as indicated below with regard to the following agenda items:

4. Annual Accounts 2006

4.1 Determination of the Annual Accounts

In favour:	14,106,770
Against:	1
Abstention:	2

4.2 Dividend proposal

In favour:	14,097,498
Against:	10,143
Abstention:	1

6. Discharge

6.1 Discharge of the Executive Board over the conduct of the business

In favour:	14,106,693
Against:	2
Abstention:	239

6.2 Discharge of the Supervisory Board over its supervisory duties

In favour:	14,105,297
Against:	1,125
Abstention:	4

7. Remuneration

7.1 Executive Board: introduction of a new Long Term Incentive plan

In favour:	13,911,544
Against:	193,603
Abstention:	1,502

7.2 Remuneration of the Supervisory Board

In favour:	14,101,658
Against:	2,244
Abstention:	2,940

8. Appointment of KPMG Accountants N.V. as external auditor

In favour:	14,106,357
Against:	132
Abstention:	107

9. Share capital - Amendments of the Articles of Association

9.1 Increase of the nominal value of all ordinary shares from EUR 0.24 to EUR 5.24 per share and increase of the authorised share capital from EUR 41,520,000 to EUR 316,520,000 by way of amendment of the Articles of Association whereby the amount to be paid-up shall be debited to the share premium reserve of ordinary shares and amendment of the Articles of Association to bring them in line with recent changes in company law with respect to electronic voting

9.2 Reduction of the nominal value of all ordinary shares from EUR 5.24 to EUR 0.24 per share and decrease of the authorised capital from EUR 316,520,000 to EUR 41,520,000 by way of amendment of the Articles of Association, followed by a repayment on shares of EUR 5 net per ordinary share over the number of issued and outstanding ordinary shares held by others than the Company for a total amount of approximately EUR 170,000,000 and crediting to the share premium reserve of the repayment on shares held by the Company subject to:

(a) the amendment of the Articles of Association as referred to in item 9.1 of the agenda and item 1 of the explanatory note; and

(b) no objection from creditors as required under the provisions of article 2:100 Civil Code

The required quorum of 50% of the issued share capital was not reached. Consequently the matter shall be decided at an Extraordinary General Meeting (EGM) where a decision shall be taken with a simple majority. The EGM shall take place on 24 May 2007 at 02.00 p.m. at the administrative offices of the Company at Boxmeer.

10. Mandate to issue shares and to restrict or to exclude the pre-emption rights

10.1 Proposal to mandate the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months

In favour:	14,013,615
Against:	1,001
Abstention:	91,562

10.2 Proposal to designate the Executive Board - subject to the approval of the Supervisory Board – to decide to restrict or to exclude the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months

In favour:	14,012,591
Against:	2,623
Abstention:	91,486

11. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months

In favour:	14,095,767
Against:	9,040
Abstention:	255

12. Composition Supervisory Board

12.1 The end-of-term resignation of Mr R. Zwartendijk as a Supervisory Director and his reappointment

In favour:	14,106,219
Against:	43
Abstention:	304

12.2 The end-of-term resignation of Mr J.M. de Jong as a Supervisory Director and his reappointment

In favour:	14,077,248
Against:	29,004
Abstention:	321

No resolutions were needed with regard to the other agenda items.

Free translation United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

NUTRECO HOLDING N.V.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Shareholders are invited to attend the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., to be held on Thursday, 24 May 2007 at 02.00 p.m. The meeting will take place at the offices of the Company, Veerstraat 38, 5831 JN Boxmeer, The Netherlands.

Agenda

1. Opening
2. Share capital - Amendments of the Articles of Association
   - 2.1 Increase of the nominal value of all ordinary shares from EUR 0.24 to EUR 5.24 per share and increase of the authorised share capital from EUR 41,520,000 to EUR 316,520,000 by way of amendment of the Articles of Association whereby the amount to be paid-up shall be debited to the share premium reserve of ordinary shares and amendment of the Articles of Association to bring them in line with recent changes in company law with respect to electronic voting (decision)
   - 2.2 Reduction of the nominal value of all ordinary shares from EUR 5.24 to EUR 0.24 per share and decrease of the authorised capital from EUR 316,520,000 to EUR 41,520,000 by way of amendment of the Articles of Association, followed by a repayment on shares of EUR 5 net per ordinary share over the number of issued and outstanding ordinary shares held by others than the Company for a total amount of approximately EUR 170,000,000 and crediting to the share premium reserve of the repayment on shares held by the Company subject to:
     - (a) the amendment of the Articles of Association as referred to in item 2.1 of the agenda and item 1 of the explanatory note; and
     - (b) no objection from creditors as required under the provisions of article 2:100 Civil Code (decision)
3. Closing

At the Annual General Meeting of Shareholders of 26 April 2007, the quorum required for agenda item 2 of 50% of the issued share capital was not reached and no resolution could therefore be taken at the Annual General Meeting of Shareholders on agenda item 2. For this reason this Extraordinary General Meeting of Shareholders is being called, which meeting qualifies as the second meeting referred to in article 120, section 3 of Book 2 of the Civil Code.

Accordingly, resolutions referred to under agenda item 2 will be able to be adopted validly, independently from the number of shares present or represented. With regard to the share capital reduction, however, a quorum of 2/3 of the votes shall continue to apply in order to validly adopt the referenced part of the agenda item unless 50% or more of the issued share capital is present or represented, in which case a simple majority of the votes by the shareholders present or represented shall suffice in order to validly decide on the reduction of the nominal value of all the ordinary shares.

The agenda with explanatory notes and the draft articles of association are available as from today at the offices of Rabo Securities N.V., Amstelplein 1, Amsterdam and at the Company's offices, Veerstraat 38, Boxmeer. Upon request to Rabobank Securities HBK (fax: +31 20 460 4999) or to Nutreco Holding N.V. (e-mail: ava@nutreco.com; telephone: +31 33 422 6120) these documents will be sent free of charge. These documents are also available via the internet on www.nutreco.com.

Registration Date
In accordance with article 22.3 of the Company's Articles of Association the Executive Board has decided that shall be eligible for attending the meeting those shareholders or proxyholders who have registered their holdings on **18 May 2007** ("Registration Date"), including all additions and deletions per such date, in one of the registers mentioned below:

Holders of bearer shares: the administrations of the financial institutions who are accredited with Euroclear Netherlands from which appears the ownership of the shares concerned in accordance with Dutch legislation.

Holders of nominative shares: the register of shareholders as kept by Nutreco Holding N.V.

Notification of attendance and admission
Persons entitled to vote at and attend the meeting ("attendees") whose rights derive from **bearer shares** can attend the meeting provided they have notified their attendance. For the purposes of such notification, they need to instruct their financial institution to register them in writing with **Rabo Securities N.V., Amstelplein 1 at Amsterdam (The Netherlands)** on **18 May 2007 before 04.00 p.m.** at the latest. When notifying, the financial institution concerned needs to submit a declaration that the shareholder concerned shall remain registered with their administration until and including the Registration Date. Holders of bearer shares who have registered their shares according to this procedure shall receive proof of registration which affords such shareholder access to the meeting. Should a shareholder not receive such proof of registration in time, then the shareholder (or its proxyholder) should turn to the registration desk with a valid identification, following which access to the meeting will be granted upon confirmation of the data listed in the registration list held by the Company.

Attendees whose rights derive from **nominative shares** can attend the meeting provided they have notified **Nutreco Holding N.V., Veerstraat 38, at 5831 JN Boxmeer (The Netherlands)** in writing of their attendance on **18 May 2007** at the latest and provided that they remain registered as a holder of nominative shares until and including the Registration Date.

Attendees who wish to give proxy are required to submit a signed proxy with the above-mentioned bank by **18 May 2007** at the latest and the proxyholder is required to submit a copy of said proxy at the registration desk at the meeting. Attendees may be required to show proof of identity.

Proxyholders representing different shareholders who received voting instructions requiring them to vote in a different sense for the shares represented by them (in favour, against, abstention) are kindly requested to contact the secretariat of the Company (telephone +31 33 422 6120) to enable a smooth administration of said instructions.

Amersfoort, 7 May 2007

The Executive Board

NUTRECO HOLDING N.V.

BUITENGEWONE ALGEMENE VERGADERING VAN AANDEELHOUDERS

Aandeelhouders worden bij deze uitgenodigd tot het bijwonen van de Buitengewone Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., die zal plaatsvinden op donderdag 24 mei 2007 om 14.00 uur. De vergadering wordt gehouden ten kantore van de Vennootschap, Veerstraat 38, 5831 JN Boxmeer.

Agenda

1. Opening
2. Maatschappelijk kapitaal – Statutenwijzigingen
   - 2.1 Verhoging van de nominale waarde van alle gewone aandelen van EUR 0,24 tot EUR 5,24 per aandeel en verhoging van het maatschappelijk kapitaal van EUR 41.520.000 tot EUR 316.520.000 middels een statutenwijziging waarbij het bedrag dat volgestort dient te worden zal worden gedebiteerd van de agioreserve van de gewone aandelen alsmede statutenwijziging met als doel de statuten in overeenstemming te brengen met recente wijzigingen inzake vennootschapsrecht met betrekking tot electronische stemming (besluit)
   - 2.2 Verlaging van de nominale waarde van alle gewone aandelen van EUR 5,24 tot EUR 0,24 per aandeel en verlaging van het maatschappelijk kapitaal van EUR 316.520.000 tot EUR 41.520.000 middels een statutenwijziging, met als doel een terugbetaling op aandelen van EUR 5,00 netto per gewoon aandeel over het aantal uitgegeven en uitstaande gewone aandelen gehouden door anderen dan de Vennootschap voor een totaal bedrag van ongeveer EUR 170.000.000 en toevoeging aan de agioreserve van de terugbetaling op aandelen gehouden door de Vennootschap onder voorwaarde van:
     - (a) statutenwijziging zoals vermeld onder punt 2.1 van de agenda en punt 1 van de toelichting bij agendapunt 2; en
     - (b) afwezigheid van verzet van crediteuren zoals bepaald in artikel 2:100 Burgerlijk Wetboek (besluit)
3. Sluiting

Op de Algemene Vergadering van Aandeelhouders van 26 april 2007 bleek voor het agendapunt onder 2 niet de vereiste 50% van het uitstaande kapitaal te zijn vertegenwoordigd. Op deze Algemene Vergadering van Aandeelhouders heeft derhalve geen besluitvorming ten aanzien van agendapunt 2 plaatsgevonden. Om deze reden is deze Buitengewone Algemene Vergadering van Aandeelhouders bijeengeroepen, welke vergadering een tweede vergadering betreft in de zin van artikel 120 lid 3 van Boek 2 van het Burgerlijk Wetboek. Dit betekent dat de besluiten genoemd onder agendapunt 2 onafhankelijk van het ter vergadering vertegenwoordigd gedeelte van het kapitaal genomen kunnen worden. Het vorenstaande laat echter onverlet dat voor de kapitaalsvermindering blijft gelden dat een meerderheid van 2/3 van de uitgebrachte stemmen is vereist om geldig over dit onderdeel van de agenda te kunnen besluiten, tenzij 50% of meer van de uitstaande aandelen aanwezig of vertegenwoordigd is, in welk geval een gewone meerderheid van de stemmen van de aanwezige of vertegenwoordigde aandeelhouders volstaat om geldig te kunnen besluiten tot de verlaging van de nominale waarde van alle gewone aandelen.

De agenda met toelichting en het drieluik liggen vanaf heden ter inzage ten kantore van Rabo Securities, Amstelplein 1 te Amsterdam en ten kantore van de Vennootschap, Veerstraat 38 te Boxmeer. Deze stukken kunnen kosteloos worden aangevraagd bij Rabobank Securities HBK (fax: 020 460 4999) en bij Nutreco Holding N.V. (e-mail: ava@nutreco.com; tel.: 033 422 6120). Tevens zijn deze stukken via het internet beschikbaar op www.nutreco.com.

Registratiedatum
Conform artikel 22.3 van de statuten van de Vennootschap heeft de Raad van Bestuur bepaald dat voor de Buitengewone Algemene Vergadering van Aandeelhouders van 24 mei 2007 als stem- en vergadergerechtigden gelden zij die op **18 mei 2007** ("Registratiedatum") zijn ingeschreven in één van de hierna te noemen registers:

Houders van aandelen aan toonder: de administraties van de bij Euroclear Netherlands aangesloten instellingen waaruit blijkt aan wie de aandelen toebehoren krachtens de Wet Giraal Effectenverkeer.

Houders van aandelen op naam: het register van aandeelhouders zoals dat wordt bijgehouden door Nutreco Holding N.V.

Aanmelding en toegang
Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen aan toonder** kunnen de vergadering bijwonen indien zij zich hebben aangemeld. Daartoe dienen zij hun bank of effecteninstelling opdracht te geven om hen **uiterlijk 18 mei 2007 vóór 16.00 uur** schriftelijk aan te melden bij **Rabo Securities, Amstelplein 1 te Amsterdam.** De betrokken bank of effecteninstelling dient bij de aanmelding een verklaring te overleggen dat de desbetreffende aandeelhouder in hun administratie geregistreerd staat op de Registratiedatum.
Houders van aandelen aan toonder die zich conform bovenstaande procedure hebben aangemeld ontvangen een depotbewijs. Het depotbewijs zal gelden als bewijs van toegang tot de vergadering. Indien de aandeelhouder niet tijdig in het bezit is van een depotbewijs, dient de aandeelhouder (of zijn gevolmachtigde) zich voor aanvang van de vergadering bij de registratiebalie te legitimeren met een geldig legitimatiebewijs. Na controle van de op de registratielijst vermelde gegevens wordt toegang tot de vergadering verleend.

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen op naam** kunnen de vergadering bijwonen indien zij zich daartoe **uiterlijk 18 mei 2007** schriftelijk hebben aangemeld bij **Nutreco Holding N.V., Veerstraat 38, 5831 JN Boxmeer** en de aandelen ten name van de houder daarvan in het aandeelhoudersregister ingeschreven blijven tot en met de Registratiedatum.

Stem- en vergadergerechtigden die zich willen laten vertegenwoordigen dienen een door hen ondertekende volmacht **uiterlijk 18 mei 2007** in te leveren bij voornoemde bank en de gevolmachtigde dient een kopie van de volmacht voor de vergadering bij de inschrijfbalie in te leveren. Voor toelating tot de vergadering kan men worden verzocht zich met een geldig identiteitsbewijs te legitimeren.

Gevolmachtigden die verschillende aandeelhouders vertegenwoordigen en die steminstructies hebben ontvangen, zodanig dat zij niet voor alle aandelen waarvoor zij ter vergadering aanwezig zullen zijn op gelijke wijze kunnen stemmen (*voor, tegen, onthouding*), worden verzocht uiterlijk op maandag **21 mei 2007** contact op te nemen met het secretariaat van de Vennootschap (tel.: 033 422 6120) teneinde een behoorlijke verwerking van die instructies mogelijk te maken.

Amersfoort, 7 mei 2007

De Raad van Bestuur

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Free Translation

AGENDA

Extraordinary General Meeting of Shareholders of Nutreco Holding N.V. to be held on 24 May 2007 at 02.00 p.m. at the offices of the Company, Veerstraat 38, 5831 JN Boxmeer (The Netherlands)

1. Opening

2. Share capital - Amendments of the Articles of Association
   2.1 Increase of the nominal value of all ordinary shares from EUR 0.24 to EUR 5.24 per share and increase of the authorised share capital from EUR 41,520,000 to EUR 316,520,000 by way of amendment of the Articles of Association whereby the amount to be paid-up shall be debited to the share premium reserve of ordinary shares and amendment of the Articles of Association to bring them in line with recent changes in company law with respect to electronic voting (decision – see explanatory note)
   2.2 Reduction of the nominal value of all ordinary shares from EUR 5.24 to EUR 0.24 per share and decrease of the authorised capital from EUR 316,520,000 to EUR 41,520,000 by way of amendment of the Articles of Association, followed by a repayment on shares of EUR 5 net per ordinary share over the number of issued and outstanding ordinary shares held by others than the Company for a total amount of approximately EUR 170,000,000 and crediting to the share premium reserve of the repayment on shares held by the Company subject to:
   (a) the amendment of the Articles of Association as referred to in item 2.1 of the agenda and item 1 of the explanatory note; and
   (b) no objection from creditors as required under the provisions of article 2:100 Civil Code (decision – see explanatory note)

3. Closing

EXPLANATORY NOTE TO AGENDA ITEM 2

Share capital – Amendments of the Articles of Association

Reference is made to the leaflet with the existing text of the Articles of Association, the proposed changes and the explanatory notes to the proposed changes.

The proposed changes aim to enable the Company to return cash to the holders of ordinary shares and can be summarised as follows:

1. Increase of the nominal value of all ordinary shares from EUR 0.24 to EUR 5.24 per share and increase of the authorised share capital from EUR 41,520,000 to EUR 316,520,000 by way of amendment of the Articles of Association whereby the amount to be paid-up shall be debited to the share premium reserve of ordinary shares and amendment of the Articles of Association to bring them in line with recent changes in company law with respect to electronic voting; and
2. Reduction of the nominal value of all ordinary shares from EUR 5.24 to EUR 0.24 per share and decrease of the authorised capital from EUR 316,520,000 to EUR 41,520,000 by way of amendment of the Articles of Association, followed by a repayment on shares of EUR 5 net per ordinary share over the number of issued and outstanding ordinary shares held by others than the Company for a total amount of approximately EUR 170,000,000 and crediting to the share premium reserve of the repayment on shares held by the Company subject to:
   (a) the amendment of the Articles of Association as referred to in item 2.1 of the agenda and item 1 of this explanatory note; and
   (b) no objection from creditors as required under the provisions of article 2:100 Civil Code.

The goal of this re-capitalisation is, as mentioned, to return cash to the holders of ordinary shares. To avoid possible issues related to voting rights, the aforementioned increase and reduction of the nominal value of the ordinary shares shall be effected on the same day. This date will be announced in a press release, 8 days in advance.

The proposed changes to bring the Articles of Association in line with recent changes in company law in The Netherlands aim to facilitate the electronic voting at the General Meeting of Shareholders.

In order to finalise both amendments of the Articles of Association upon resolutions by the General Meeting of Shareholders, it is proposed to authorise each director of the company as well as any and all lawyers and paralegals practising with De Brauw Blackstone Westbroek N.V. to apply for the required ministerial declarations of no-objection on the drafts mentioned, as well as to execute the notarial deeds of amendment to the Articles of Association. The execution of the deeds to effect both amendments of the Articles of Association is subject to receipt of the two Ministerial declarations of no objection.

At the Annual General Meeting of Shareholders of 26 April 2007 the required quorum of 50% of the issued share capital was not reached. Consequently, a decision on this same agenda point could not be taken and the matter was deferred to an Extraordinary General Meeting of Shareholders as announced herewith. At this meeting a decision with regard to the amendment of the Articles of Association referred to under item 2.1 of the agenda and as repeated in item 1 of this explanatory note (share capital increase) can validly be made with a simple majority of the votes.

With regard to the amendment of the Articles of Association referred to under item 2.2 of the agenda and as repeated in item 2 of this explanatory note (share capital reduction), a majority of 2/3 of the given votes remains necessary to validly decide on this part of the agenda, unless 50% or more of the issued share capital should be present or represented, in which case a simple majority of the issued share capital present or represented shall suffice in order to validly decide on the reduction of the nominal value of all the ordinary shares.

nutreco

AGENDA

Buitengewone Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., te houden op donderdag 24 mei 2007, aanvang 14.00 uur, ten kantore van de Vennootschap, Veerstraat 38, 5831 JN Boxmeer

1. Opening

2. Maatschappelijk kapitaal – Statutenwijzigingen
   - 2.1 Verhoging van de nominale waarde van alle gewone aandelen van EUR 0,24 tot EUR 5,24 per aandeel en verhoging van het maatschappelijk kapitaal van EUR 41.520.000 tot EUR 316.520.000 middels een statutenwijziging waarbij het bedrag dat volgestort dient te worden zal worden gedebiteerd van de agioreserve van de gewone aandelen alsmede statutenwijziging met als doel de statuten in overeenstemming te brengen met recente wijzigingen inzake vennootschapsrecht met betrekking tot electronische stemming (besluit – zie toelichting)
   - 2.2 Verlaging van de nominale waarde van alle gewone aandelen van EUR 5,24 tot EUR 0,24 per aandeel en verlaging van het maatschappelijk kapitaal van EUR 316.520.000 tot EUR 41.520.000 middels een statutenwijziging, met als doel een terugbetaling op aandelen van EUR 5,00 netto per gewoon aandeel over het aantal uitgegeven en uitstaande gewone aandelen gehouden door anderen dan de Vennootschap voor een totaal bedrag van ongeveer EUR 170.000.000 en toevoeging aan de agioreserve van de terugbetaling op aandelen gehouden door de Vennootschap onder voorwaarde van:
     - (a) statutenwijziging zoals vermeld onder punt 2.1 van de agenda en punt 1 van de toelichting bij agendapunt 2; en
     - (b) afwezigheid van verzet van crediteuren zoals bepaald in artikel 2:100 Burgerlijk Wetboek (besluit – zie toelichting)

3. Sluiting

TOELICHTING OP AGENDAPUNT 2

Maatschappelijk kapitaal – Statutenwijzigingen

Verwezen wordt naar het drieluik met de huidige tekst van de artikelen in de statuten waarvan een inhoudelijke wijziging wordt voorgesteld, de voorgestelde wijzigingen en de toelichting op de voorgestelde wijzigingen.

De voorgestelde wijzigingen hebben als doel de Vennootschap in staat te stellen aan houders van gewone aandelen cash te kunnen terugbetalen en kunnen als volgt worden samengevat:

1. Verhoging van de nominale waarde van alle gewone aandelen van EUR 0,24 tot EUR 5,24 per aandeel en verhoging van het maatschappelijk kapitaal van EUR 41.520.000 tot EUR 316.520.000 middels een statutenwijziging waarbij het bedrag dat volgestort dient te worden zal worden gedebiteerd van de agioreserve van de gewone aandelen alsmede statutenwijziging met als doel de statuten in overeenstemming te brengen met recente wijzigingen inzake vennootschapsrecht met betrekking tot electronische stemming; en
2. Verlaging van de nominale waarde van alle gewone aandelen van EUR 5,24 tot EUR 0,24 per aandeel en verlaging van het maatschappelijk kapitaal van EUR 316.520.000 tot EUR 41.520.000 middels een statutenwijziging, met als doel een terugbetaling op aandelen van EUR 5,00 netto per gewoon aandeel over het aantal uitgegeven en uitstaande gewone aandelen gehouden door anderen dan de Vennootschap voor een totaal bedrag van ongeveer EUR 170.000.000 en toevoeging aan de agioreserve van de terugbetaling op aandelen gehouden door de Vennootschap onder voorwaarde van:
   (a) statutenwijziging zoals vermeld onder punt 2.1 van de agenda en punt 1 van de toelichting bij agendapunt 2; en
   (b) afwezigheid van verzet van crediteuren zoals bepaald in artikel 2:100 Burgerlijk Wetboek

Doel van deze herkapitalisering is, zoals gezegd, cash aan de houders van gewone aandelen te kunnen terugstorten. Om eventuele problemen in verband met stemrechten te vermijden, zal de voorgestelde verhoging en verlaging van de nominale waarde van de gewone aandelen plaatsvinden op dezelfde dag. Deze datum zal middels een persbericht acht dagen op voorhand worden bekendgemaakt.

De voorgestelde wijzigingen met als doel de statuten in overeenstemming te brengen met recente wijzigingen inzake vennootschapsrecht hebben als doel electronische stemming op Algemene Vergaderingen van Aandeelhouders te faciliteren.

Ten einde de statutenwijziging te kunnen effectueren zodra de Algemene Vergadering van Aandeelhouders daartoe heeft besloten, wordt voorgesteld iedere bestuurder en iedere medewerker van De Brauw Blackstone Westbroek N.V. machtiging te verlenen om de vereiste ministeriële verklaring van geen bezwaar aan te vragen en de akte houdende statutenwijziging te doen verlijden. Het verlijden van de aktes ter effectuering van beide statutenwijzigingen zal niet kunnen plaatsvinden dan na ontvangst van de beide ministeriële verklaringen van geen bezwaar.

Op de Algemene Vergadering van Aandeelhouders van 26 april 2007 bleek voor ditzelfde agendapunt niet de vereiste 50% van het uitstaande kapitaal te zijn vertegenwoordigd. Om deze reden werd besluitvorming over dit agendapunt doorgeschoven naar de hier aangekondigde Buitengewone Algemene Vergadering van Aandeelhouders die geldig over de onder punt 2.1 van de agenda, zoals herhaald in punt 1 van deze toelichting, vermelde statutenwijziging (kapitaalsverhoging) zal kunnen besluiten met een gewone meerderheid van stemmen.

Voor de statutenwijziging waarnaar verwezen wordt in punt 2.2 van de agenda, zoals herhaald in punt 2 van deze toelichting, (kapitaalsvermindering) blijft gelden dat een meerderheid van 2/3 van de uitgebrachte stemmen is vereist om geldig over dit onderdeel van de agenda te kunnen besluiten, tenzij 50% of meer van de uitstaande aandelen aanwezig of vertegenwoordigd is, in welk geval een gewone meerderheid van de stemmen van de aanwezige of vertegenwoordigde aandeelhouders volstaat om geldig te kunnen besluiten tot de verlaging van de nominale waarde van alle gewone aandelen.

United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER Nutreco Holding N.V. | FILE NO. 82- 4927

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NUTRECO HOLDING N.V.

DATED MAY 24, 2007

AGENDA ITEM 2.1 and 2.2

AMENDMENT OF THE ARTICLES OF ASSOCIATION

This leaflet contains only the amended articles.
The full text of the Articles of Association can be downloaded on our website or requested at ava@nutreco.com

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NUTRECO HOLDING N.V.

DATED MAY 24, 2007

AGENDA ITEM 2.1

AMENDMENT OF THE ARTICLES OF ASSOCIATION

This leaflet contains only the amended articles.
The full text of the Articles of Association can be downloaded on our website or requested at ava@nutreco.com

AMENDMENT OF THE ARTICLES OF ASSOCIATION I

PRESENT ARTICLES OF ASSOCIATION AS PER 8 AUGUST 2006	PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION	EXPLANATION
Capital. **Article 3.**	**Capital.** **Article 3.**	
3.1. The authorized capital of the Company amounts to forty-one million five hundred and twenty thousand euro (EUR 41,520,000), divided into fifty-five million (55,000,000) ordinary shares, sixteen million (16,000,000) cumulative preference 'A' shares, seventy-one million (71,000,000) cumulative preference 'D' shares and thirty-one million (31,000,000) cumulative preference 'E' shares - hereinafter to be referred to as: "cumulative preference 'E' shares" - subdivided into five series, numbered 1 up to and including 5, of six million two hundred thousand (6,200,000) cumulative preference 'E' shares each.	3.1. The authorized capital of the Company amounts to <u>three hundred and sixteen million five hundred and twenty thousand euro (EUR 316,520,000)</u>, divided into fifty-five million (55,000,000) ordinary shares, sixteen million (16,000,000) cumulative preference 'A' shares, seventy-one million (71,000,000) cumulative preference 'D' shares and thirty-one million (31,000,000) cumulative preference 'E' shares - hereinafter to be referred to as: "cumulative preference 'E' shares" - subdivided into five series, numbered 1 up to and including 5, of six million two hundred thousand (6,200,000) cumulative preference 'E' shares each.	Increase of the authorized capital with respect to the increase of the nominal value of the ordinary shares from EUR 0,24 to EUR 5,24. The goal of this increase is to return cash to the holders of ordinary shares after a second amendment of the articles of association, whereby the nominal value of the ordinary shares will be reduced.
3.2. The nominal value of each of the shares	3.2. <u>The nominal value of each ordinary share is</u>	

specified in paragraph 1 of this Article is twenty-four eurocents (EUR 0.24).	<u>five euro and twenty-four eurocents (EUR 5.24). The cumulative preference 'A' shares, the cumulative preference 'D' shares and the cumulative preference 'E' shares is twenty-four eurocents (EUR 0.24).</u>
<u>General meeting. Notice. Venue of the General Meeting.</u>	**<u>General meeting. Notice. Venue of the General Meeting.</u>**
<u>Article 21.</u>	**<u>Article 21.</u>**
21.1. Without prejudice to the provisions of Article 28, General Meetings shall be held as frequently as the Executive Board or the Supervisory Board may wish. The power to call the General Meeting shall vest in the Executive Board, and in the Supervisory Board.	21.1. Without prejudice to the provisions of Article 28, General Meetings shall be held as frequently as the Executive Board or the Supervisory Board may wish. The power to call the General Meeting shall vest in the Executive Board, and in the Supervisory Board.
21.2. The Executive Board shall be required to call a General Meeting if a request to that effect is made by one or several shareholders jointly representing at least one/twentieth of the issued and outstanding share capital, such request to specify the subjects to be discussed. This obligation shall apply mutatis mutandis to the Supervisory Board. If the General Meeting is not held within six weeks after such request, the applicants themselves shall be authorised to call the General Meeting - with due observance of the applicable	21.2. The Executive Board shall be required to call a General Meeting if a request to that effect is made by one or several shareholders jointly representing at least one/twentieth of the issued and outstanding share capital, such request to specify the subjects to be discussed. This obligation shall apply mutatis mutandis to the Supervisory Board. If the General Meeting is not held within six weeks after such request, the applicants themselves shall be authorised to call the General Meeting - with due observance of the applicable

provisions of the law and the Articles of Association - without for that purpose requiring authorisation from the "Voorzieningenrechter". The provisions of paragraph 3 of this Article shall apply mutatis mutandis to notice of a General Meeting as referred to in the preceding sentence. Within three months after the Executive Board has considered it plausible that the Company's equity has decreased to an amount equal to or less than one half of the paid up part of the capital, a General Meeting shall be held to discuss the *measures to be taken, if necessary.*	provisions of the law and the Articles of Association - without for that purpose requiring authorisation from the "Voorzieningenrechter". The provisions of paragraph 3 of this Article shall apply mutatis mutandis to notice of a General Meeting as referred to in the preceding sentence. Within three months after the Executive Board has considered it plausible that the Company's equity has decreased to an amount equal to or less than one half of the paid up part of the capital, a General Meeting shall be held to discuss the *measures to be taken, if necessary.*	
21.3. Notice of the General Meeting must be given to each person entitled to attend General Meetings. The term of notice must be at least fifteen clear days before the day on which the meeting is held.	21.3. Notice of the General Meeting must be given to each person entitled to attend General Meetings. All notices of General Meetings and in general all notifications to shareholders shall be given by placing advertisements in at least one national newspaper and in the Official Daily List of the limited liability company established in Amsterdam: Euronext Amsterdam N.V., unless these Articles of Association state otherwise. Holders of registered shares shall moreover be called to a meeting by *means of a written notice, sent to the* addresses referred to in Article 7. Failure to receive a notice as referred to in the	Addition to implement the Act of 20 October 2006 to amend Book 2 of the Dutch Civil Code to promote the use of electronic means of communication for the decision-making process of legal entities (Act on electronic means of communication), as came into effect on 1 January 2007. Such addition provides for convening *inter alia* shareholders by electronic mail or an announcement on the company's website, provided *the other statutory requirements* will be fulfilled.

			previous sentence may not be used to dispute the validity of the meeting. **Without prejudice to the regulations of Euronext Amsterdam N.V.,** the Executive Board may, subject to the approval of the Supervisory Board decide that the notification and/or written notice as referred to in the previous sentence (i) in respect of a person entitled to attend General Meetings pursuant to registered shares, who agrees thereto, is replaced by a legible and reproducible message sent by electronic mail to the address indicated by him to the company for such purpose and/or (ii) in respect of persons entitled to attend General Meetings pursuant to bearer shares, is replaced by an announcement on the Company's website. The term of notice must be at least fifteen clear days before the day on which the meeting is held.	Added at the request of Euronext Amsterdam N.V.
21.4.	The matters to be discussed shall be stated in the notice calling the meeting, unless the agenda is available at the Company's office and at such places as will be specified by the notice, for inspection by the shareholders and other persons entitled to attend General Meetings, who may obtain a copy thereof free of charge and a statement to that effect has been made in the notice	21.4.	The matters to be discussed shall be stated in the notice calling the meeting, unless the agenda is available at the Company's office and at such places as will be specified by the notice, for inspection by the shareholders and other persons entitled to attend General Meetings, who may obtain a copy thereof free of charge and a statement to that effect has been made in the notice	

calling the meeting. Proposals to amend the provisions of the Articles of Association or to reduce the capital of the Company shall, notwithstanding Article 22 paragraph 6, be specified in the notice calling the meeting. If the proposal concerns an amendment of the Articles of Association or a reduction of the capital, then together with the notice a draft of the proposal in which the proposed amendment of the Articles of Association is included respectively in which the purpose of the capital reduction and the manner of realization is explained, will be available for each shareholder and any other person entitled to attend General Meetings for inspection at the offices of the Company and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified in the notice convening the meeting until the General Meeting is held in which the resolution concerning the proposal is dealt with. The documents shall be available free of charge at the aforementioned places for shareholders and other persons entitled to attend General Meetings. With respect to proposals, in respect of which the provisions of this paragraph are not

calling the meeting. Proposals to amend the provisions of the Articles of Association or to reduce the capital of the Company shall, notwithstanding Article 22 paragraph 9, be specified in the notice calling the meeting. If the proposal concerns an amendment of the Articles of Association or a reduction of the capital, then together with the notice a draft of the proposal in which the proposed amendment of the Articles of Association is included respectively in which the purpose of the capital reduction and the manner of realization is explained, will be available for each shareholder and any other person entitled to attend General Meetings for inspection at the offices of the Company and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified in the notice convening the meeting until the General Meeting is held in which the resolution concerning the proposal is dealt with. The documents shall be available free of charge at the aforementioned places for shareholders and other persons entitled to attend General Meetings. With respect to proposals, in respect of which the provisions of this paragraph are not

complied with and which are not announced subsequently with due observance of the notice period required, no valid resolutions can be adopted.

21.5. *Shareholders representing at least one per* cent (1%) of the issued share capital and shareholders representing a value of not less than fifty million euro (EUR 50,000,000) have the right to propose agenda items, provided that they submit their proposals to the Executive Board or the Supervisory Board by registered letter accompanied by proof of their shareholding. If they have submitted their proposals no later than the sixtieth day prior to the day of the General Meeting to the Executive Board or the Supervisory Board, the Executive Board or the Supervisory Board must do so, unless in the opinion of the Executive Board or the Supervisory Board substantial interests of the Company dictate otherwise. A written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit shall be proof of a holding of shares in

complied with and which are not announced subsequently with due observance of the notice period required, no valid resolutions can be adopted.

21.5. *Shareholders representing at least one per* cent (1%) of the issued share capital and shareholders representing a value of not less than fifty million euro (EUR 50,000,000) have the right to propose agenda items, provided that they submit their proposals to the Executive Board or the Supervisory Board by registered letter accompanied by proof of their shareholding. If they have submitted their proposals no later than the sixtieth day prior to the day of the General Meeting to the Executive Board or the Supervisory Board, the Executive Board or the Supervisory Board must do so, unless in the opinion of the Executive Board or the Supervisory Board substantial interests of the Company dictate otherwise. A written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit shall be proof of a holding of shares in

bearer form as referred to in the first sentence of this paragraph.	bearer form as referred to in the first sentence of this paragraph.	Addition to implement the Act on electronic means of communication.
	21.6. Written requests as referred to in section 110, first subsection and section 114a, first subsection, Book 2 Dutch Civil Code, may not be submitted electronically. Requests as referred to in section 110, first subsection and section 114a, first subsection, Book 2 Dutch Civil Code shall comply with conditions stipulated by the Executive Board subject to the approval of the Supervisory Board, which conditions shall be posted on the Company's website.	Such addition provides for *inter alia* shareholders to submit the requests as referred to in the aforesaid articles electronically.
21.6. General Meetings shall be held in either Amersfoort, Boxmeer, Amsterdam, Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport).	21.7. General Meetings shall be held in either Amersfoort, Boxmeer, Amsterdam, Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport).	
Admittance to and chairmanship of the General Meeting.	**Admittance to and chairmanship of the General Meeting.**	
Article 22.	**Article 22.**	
22.1. Persons entitled to attend the General Meeting are entitled to attend the General Meeting, to take the floor at such meeting and – as far as they have voting rights – to vote. The members of the Executive Board and the Supervisory Directors of the Company also are entitled to attend the General Meeting, with the exception of any	22.1. Persons entitled to attend the General Meeting are entitled to attend the General Meeting, to take the floor at such meeting and – as far as they have voting rights – to vote. The members of the Executive Board and the Supervisory Directors of the Company also are entitled to attend the General Meeting, with the exception of any	

member of the Executive Board or Supervisory Director who has been suspended, and admittance shall further be granted to any person whom the Chairman of the meeting concerned has invited to attend the General Meeting or any part of that meeting.	member of the Executive Board or Supervisory Director who has been suspended, and admittance shall further be granted to any person whom the Chairman of the meeting concerned has invited to attend the General Meeting or any part of that meeting.	
22.2. Shareholders and other persons entitled to attend General Meetings may be represented by another person pursuant to a proxy in writing.	22.2. Shareholders and other persons entitled to attend General Meetings may be represented by another person pursuant to a proxy in writing.	
	22.3. The Executive Board may, subject to the approval of the Supervisory Board, decide that each person entitled to attend General Meetings may by electronic means of communication directly take note of the business transacted at a General Meeting.	Addition to implement the Act on electronic means of communication. Such addition provides for (i) each person entitled to attend General Meetings to directly take note of the business transacted at a General Meeting by electronic means of communication and (ii) each person entitled to attend General Meetings and vote thereat to vote by electronic means of communication.
	22.4. The Executive Board may, subject to the approval of the Supervisory Board, decide that each person entitled to attend General Meetings and vote thereat may, either in person or by written proxy, vote at that meeting by electronic means of communication, provided that such person can be identified through the electronic means of communication and furthermore provided that such person can directly take note of the business transacted at the shareholders' meeting concerned. The	

22.3. The Executive Board may determine that paragraph 1 will be applicable to those who (i) are a shareholder, or are considered to be a shareholder as per a certain date, determined by the Executive Board, such date hereinafter referred to as: the "record date", *and (ii) who are as such registered in* a register (or one or more parts thereof) designated thereto by the Executive Board, hereinafter referred to as: the "register", in as far as (iii) at the request of the shareholder concerned, or the person who is considered to be shareholder, the holder of the register has given notice in writing to the Company prior to the General Meeting, that the person in question has the intention to attend the General Meeting, regardless of who is shareholder or is considered to be shareholder at the time of the General Meeting. The notice *will* contain the name and the number of shares the said person will represent in the General Meeting,

<u>Executive Board may, subject to the approval of the Supervisory Board, attach conditions to the use of the electronic means of communication, which conditions shall be announced at the convocation of the General Meeting and shall be posted on the Company's website.</u>

22.<u>5</u>. The Executive Board may determine that <u>as persons holding the right to vote and having the right to attend meetings will be these persons</u> who (i) are a shareholder, or are considered to be a shareholder as per a certain date, determined by the Executive Board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Executive Board, hereinafter referred to as: the "register", in as far as (iii) at the request of the shareholder concerned, or the person who is considered to be shareholder, the holder of the register has given notice in writing to the Company prior to the General Meeting, that the person in question has the intention to attend the General Meeting, regardless of who is shareholder or is *considered to be shareholder at the time of* the General Meeting. The notice will contain the name and the number of shares the

where applicable accompanied by a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit. The provision above under (iii) about the notice to the Company also applies to the proxyholder of a shareholder or person who is considered to be shareholder, who has a written proxy.	said person will represent in the General Meeting, where applicable accompanied by a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit. The provision above under (iii) about the notice to the Company also applies to the proxyholder of a shareholder or person who is considered to be shareholder, who has a written proxy.	
	22.6. <u>To the extent that the Executive Board makes use of its right as referred to in the preceding paragraph of this article, the Executive Board may, subject to the approval of the Supervisory Board decide that persons entitled to attend General Meetings and vote thereat may, within a period prior to the General Meeting to be set by the Executive Board, which period cannot begin prior to the registration date as meant in the previous paragraph, cast their votes electronically in a manner to be decided by the managing board. Votes cast in accordance with the previous sentence are equal to votes cast at the meeting.</u>	Addition to implement the Act on electronic means of communication. Such addition provides for casting of votes electronically in a period prior to the General Meeting.

22.4. If the Executive Board does not exercise its right as determined in paragraph 3, a holder of shares in registered form, as well as a holder of shares in right of usufruct or pledge, who has the right to vote, or his proxyholder shall only have access to the General Meeting, if he or the person for whom he acts, as such is registered in the register referred to in article 7 and the Company has received written notice of his intention to attend the meeting at the place and ultimately on he day, as defined in paragraph 5.

22.5. If the Executive Board does not exercise its right as determined in paragraph 3, the Company shall, as far as the voting right and/or meeting right of holders of ordinary shares in bearer form is concerned, consider as shareholder those mentioned in a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder for the said ordinary shares in its collective deposit and shall stay until after the meeting, provided that the statement concerned has been deposited at the office of the Company or at

22.7. If the Executive Board does not exercise its right as determined in paragraph 5, a holder of shares in registered form, as well as a holder of shares in right of usufruct or pledge, who has the right to vote, or his proxyholder shall only have access to the General Meeting, if he or the person for whom he acts, as such is registered in the register referred to in article 7 and the Company has received written notice of his intention to attend the meeting at the place and ultimately on he day, as defined in paragraph 8.

22.8. If the Executive Board does not exercise its right as determined in paragraph 5, the Company shall, as far as the voting right and/or meeting right of holders of ordinary shares in bearer form is concerned, consider as shareholder those mentioned in a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder for the said ordinary shares in its collective deposit and shall stay until after the meeting, provided that the statement concerned has been deposited at the office of the Company or at

	another place further to be determined by the Executive Board in due time. The notice of the meeting shall state the place where the statement from the Affiliated Institution must be deposited and the day by which the deposit of the statement from the Affiliated Institution must be made; this day cannot be determined earlier than on the seventh day prior to the date of the meeting.		another place further to be determined by the Executive Board in due time. The notice of the meeting shall state the place where the statement from the Affiliated Institution must be deposited and the day by which the deposit of the statement from the Affiliated Institution must be made; this day cannot be determined earlier than on the seventh day prior to the date of the meeting.	
22.6.	The notice for the meeting shall in each case make reference to paragraphs 4 and 5 hereof.	22.9.	The notice for the meeting shall in each case make reference to paragraphs 7 and 8 hereof.	
22.7.	The record date mentioned in paragraph 3, the dates of deposit mentioned in paragraphs 4 and 5 and the dates mentioned in those paragraphs on which the notice of the intention to attend the General Meeting has to be given at the latest, cannot be determined earlier than on a certain time on the seventh day and not later than on the third day prior to the date of the General Meeting. The notice of the general meeting shall, where applicable, contain those times, the place of meeting and the proceedings for registration, deposit and notification.	22.10.	The record date mentioned in paragraph 5 cannot be determined earlier than on a certain time on the thirtieth day and not later than on the third day prior to the date of the General Meeting. The notice of the general meeting shall, where applicable, contain those times, the place of meeting and the proceedings for registration, deposit and notification.	The ultimate day of registration for a General Meeting has been extended from 7 days to 30 days with reference to the Act on electronic means of communication. The articles of association are adjusted in accordance with this Act. The ultimate day of deposit from 7 days as referred to in the paragraphs 7 and 8 is mentioned in the last sentence of paragraph 8.
22.8.	Before admission to a meeting, a shareholder or an other person entitled to	22.11.	Before admission to a meeting, a shareholder or an other person entitled to	

attend General Meetings or his proxyholder shall sign an attendance list reflecting his name and the number of votes he may cast. If he is a proxyholder the name of the person represented shall also be reflected.

22.9. The General Meeting shall be presided by the Chairman of the Supervisory Board; the Chairman, however, even if he is present, may appoint another person to preside over the meeting. If the Chairman of the Supervisory Board is not present and has not appointed another person to preside over the meeting, then the members of the Supervisory Board that are present shall elect a Chairman. If none of the members of the Supervisory Board is present at the meeting, then the meeting shall elect a Chairman. The Chairman designates the Secretary.

22.10. The ruling pronounced by the Chairman at the meeting in respect of the outcome of any vote shall be decisive. The same shall apply to the contents of any resolution passed, to the extent that the vote taken related to a proposal not recorded in writing. However, if immediately after the aforesaid ruling pronounced by the Chairman the correctness of that ruling is contested, another vote shall be taken if so

attend General Meetings or his proxyholder shall sign an attendance list reflecting his name and the number of votes he may cast. If he is a proxyholder the name of the person represented shall also be reflected.

22.<u>12</u>. The General Meeting shall be presided by the Chairman of the Supervisory Board; the Chairman, however, even if he is present, may appoint another person to preside over the meeting. If the Chairman of the Supervisory Board is not present and has not appointed another person to preside over the meeting, then the members of the Supervisory Board that are present shall elect a Chairman. If none of the members of the Supervisory Board is present at the meeting, then the meeting shall elect a Chairman. The Chairman designates the Secretary.

22.<u>13</u>. The ruling pronounced by the Chairman at the meeting in respect of the outcome of any vote shall be decisive. The same shall apply to the contents of any resolution passed, to the extent that the vote taken related to a proposal not recorded in writing. However, if immediately after the aforesaid ruling pronounced by the Chairman the correctness of that ruling is contested, another vote shall be taken if so

desired by the majority at the meeting or - if the original vote was not taken on a poll or by a secret ballot - by any person present who is entitled to vote. Such new vote shall override the legal consequences of the original vote.

22.11. Unless a notarial record of the business transacted at the meeting is drawn up, the Chairman shall designate a person charged with keeping the minutes. The minutes shall be adopted by the Chairman or the secretary of the meeting or by the General Meeting at a subsequent meeting, in evidence of which the minutes shall be signed by the Chairman and the secretary of the meeting at which the minutes were adopted. On the basis of the attendance list referred to in paragraph 8 the notarial record mutatis mutandis the minutes shall state the number of the shares represented at the meeting and number of votes that can be cast; the attendance list referred to in paragraph 8 will not be a part of the notarial record or, mutatis mutandis, the minutes and shall not be at the disposal of a shareholder, unless the shareholder would prove to have a reasonable interest in the examination of the proper course of that meeting. If the General Meeting or the

desired by the majority at the meeting or - if the original vote was not taken on a poll or by a secret ballot - by any person present who is entitled to vote. Such new vote shall override the legal consequences of the original vote.

22.<u>14</u>. Unless a notarial record of the business transacted at the meeting is drawn up, the Chairman shall designate a person charged with keeping the minutes. The minutes shall be adopted by the Chairman or the secretary of the meeting or by the General Meeting at a subsequent meeting, in evidence of which the minutes shall be signed by the Chairman and the secretary of the meeting at which the minutes were adopted. On the basis of the attendance list referred to in paragraph 8 the notarial record mutatis mutandis the minutes shall state the number of the shares represented at the meeting and number of votes that can be cast; the attendance list referred to in paragraph 8 will not be a part of the notarial record or, mutatis mutandis, the minutes and shall not be at the disposal of a shareholder, unless the shareholder would prove to have a reasonable interest in the examination of the proper course of that meeting. If the General Meeting or the

	Executive Board or the Supervisory Board resolves to instruct a Civil Law Notary to draw up an official record of the proceedings at any General Meeting, or if one or several shareholders jointly representing at least one twentieth of the issued and outstanding share capital so decide, the Executive Board shall give a Civil Law Notary instruction to draw up such official record. The cost of the notarial record shall be borne by the Company.		Executive Board or the Supervisory Board resolves to instruct a Civil Law Notary to draw up an official record of the proceedings at any General Meeting, or if one or several shareholders jointly representing at least one twentieth of the issued and outstanding share capital so decide, the Executive Board shall give a Civil Law Notary instruction to draw up such official record. The cost of the notarial record shall be borne by the Company.
22.12.	The minutes of the General Meeting of shareholders shall be made available, on request, to shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner provided for in the preceding paragraph. In the event that a notarial record is prepared of the proceedings at the meeting, the provisions of this paragraph are not applicable. Such notarial record needs to be prepared no later than three months after the end of the meeting and on request of the shareholder, be made available.	22.15.	The minutes of the General Meeting of shareholders shall be made available, on request, to shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner provided for in the preceding paragraph. In the event that a notarial record is prepared of the proceedings at the meeting, the provisions of this paragraph are not applicable. Such notarial record needs to be prepared no later than three months after the end of the meeting and on request of the shareholder, be made available.
22.13.	A certificate signed by the Chairman	22.16.	A certificate signed by the Chairman

confirming that the General Meeting has adopted a particular resolution, shall constitute evindence of such resolution vis-á-vis third parties.	confirming that the General Meeting has adopted a particular resolution, shall constitute evindence of such resolution vis-á-vis third parties.	
Voting rights. Decision-making.	**Voting rights. Decision-making.**	By the increase of the nominal value of only the ordinary shares a (temporary) difference will be created between the nominal value of the ordinary shares and the nominal value of the preference shares.
Article 23.	**Article 23.**	
23.1. Each share carries the right to cast one vote in the General Meeting.	23.1. Each ordinary share carries the right to cast five hundred and twenty-four (524) votes in the General Meeting. Each cumulative preference 'A' share, cumulative preference 'D' share and cumulative preference 'E' share carries the right to cast twenty-four (24) votes in the General Meeting.	Therefor the votes per share will be amended in accordance with section 2:118 Dutch Civil Code.
23.2. No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depository receipts of which are held by the Company or any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not, however, be excluded from the right to vote if the usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company. The Company or a subsidiary of the Company may not cast votes for shares in respect of which the Company or the subsidiary possesses a pledge or usufruct.	23.2. No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depository receipts of which are held by the Company or any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not, however, be excluded from the right to vote if the usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company. The Company or a subsidiary of the Company may not cast votes for shares in respect of which the Company or the subsidiary possesses a pledge or usufruct.	

23.3. In determining to which extent the shareholders cast votes, are present or are represented, or to which extent the share capital is represented the shares in respect of which no votes may be cast shall not be taken into account.

23.4. Unless the Articles of Association stipulate a larger majority, all resolutions of the General Meeting shall be passed by an absolute majority of the votes cast.

23.5. Blank votes and invalid votes shall not be counted.

23.6. The Chairman shall decide on the method of voting and on the possibility of voting by acclamation.

23.7. If at the election of persons the voting for and against the proposal is equally divided, another vote shall be taken at the same meeting; if then again the votes are equally divided, then - without prejudice to the provision in the next following sentence of this paragraph - a drawing of lots shall decide. If at an election of persons the vote is taken between more than two candidates and none of the candidates receives the absolute majority of votes, another vote where necessary after an interim vote and/or a drawing of lots- shall be taken between the two candidates who have

23.3. In determining to which extent the shareholders cast votes, are present or are represented, or to which extent the share capital is represented the shares in respect of which no votes may be cast shall not be taken into account.

23.4. Unless the Articles of Association stipulate a larger majority, all resolutions of the General Meeting shall be passed by an absolute majority of the votes cast.

23.5. Blank votes and invalid votes shall not be counted.

23.6. The Chairman shall decide on the method of voting and on the possibility of voting by acclamation.

23.7. If at the election of persons the voting for and against the proposal is equally divided, another vote shall be taken at the same meeting; if then again the votes are equally divided, then - without prejudice to the provision in the next following sentence of this paragraph - a drawing of lots shall decide. If at an election of persons the vote is taken between more than two candidates and none of the candidates receives the absolute majority of votes, another vote where necessary after an interim vote and/or a drawing of lots- shall be taken between the two candidates who have

received the largest number of votes in their favour. If the voting for and against any other proposal than as first referred to in this paragraph is equally divided, that proposal shall be deemed to be rejected.

23.8. If pursuant to the Articles of Association the validity of a resolution depends also upon the part of the issued and outstanding share capital represented at the meeting and if such quorum is not present at the meeting, then - unless elsewhere in these Articles of Association the contrary is provided with respect to any subject specifically mentioned there - a second meeting may be called and held at which such resolution may be passed irrespective of the part of the issued and outstanding share capital represented at that meeting. The notice calling such second meeting must state that and pursuant to which provision a resolution may be passed at that meeting irrespective of the part of the issued and outstanding share capital represented at that meeting. Notice calling the second meeting shall not be given until after the end of the first meeting. The second meeting must be held within six weeks after the first meeting.

<u>Meetings of holders of shares of a particular</u>

received the largest number of votes in their favour. If the voting for and against any other proposal than as first referred to in this paragraph is equally divided, that proposal shall be deemed to be rejected.

23.8. If pursuant to the Articles of Association the validity of a resolution depends also upon the part of the issued and outstanding share capital represented at the meeting and if such quorum is not present at the meeting, then - unless elsewhere in these Articles of Association the contrary is provided with respect to any subject specifically mentioned there - a second meeting may be called and held at which such resolution may be passed irrespective of the part of the issued and outstanding share capital represented at that meeting. The notice calling such second meeting must state that and pursuant to which provision a resolution may be passed at that meeting irrespective of the part of the issued and outstanding share capital represented at that meeting. Notice calling the second meeting shall not be given until after the end of the first meeting. The second meeting must be held within six weeks after the first meeting.

<u>Meetings of holders of shares of a particular</u>

class.

Article 24.

24.1. A meeting of holders of shares of a particular class shall be held whenever a resolution of the meeting of holders of that particular class is required by virtue of the law and/or provisions of the Articles of Association. Further the Executive Board, the Supervisory Board, as well as one or several holders of shares of a particular class who jointly represent at least one tenth of the capital issued in the form of shares of that particular class shall be equally authorised to call a meeting of holders of shares of that class. The term of notice of such meeting must be at least seven clear days before the day on which the meeting is held.

24.2. Admittance to the meeting of holders of shares of a particular class shall be given to:

a. the holders of shares of that class;
b. other persons entitled to attend General Meetings;
c. every member of the Executive Board and every Supervisory Director;
d. any other persons whom the chairman of the meeting concerned

class.

Article 24.

24.1. A meeting of holders of shares of a particular class shall be held whenever a *resolution of the meeting of holders of that* particular class is required by virtue of the law and/or provisions of the Articles of Association. Further the Executive Board, the Supervisory Board, as well as one or several holders of shares of a particular class who jointly represent at least one tenth of the capital issued in the form of shares of that particular class shall be equally authorised to call a meeting of holders of shares of that class. The term of notice of such meeting must be at least seven clear days before the day on which the meeting is held.

24.2. Admittance to the meeting of holders of shares of a particular class shall be given to:

a. the holders of shares of that class;
b. other persons entitled to attend General Meetings;
c. every member of the Executive Board and every Supervisory Director;
d. any other persons whom the chairman of the meeting concerned

has invited to attend the meeting.	has invited to attend the meeting.
24.3. Notice of a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or series cumulative preference 'E' shares shall be given by letters sent to the holders of aforementioned shares.	24.3. Notice of a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or series cumulative preference 'E' shares shall be given by letters sent to the holders of aforementioned shares.
24.4. At a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or one of the series cumulative preference 'E' shares at which the entire issued capital in shares of a particular class is represented, valid resolutions may be adopted, provided that they are passed by unanimous vote, even if the requirements in respect of the place of the meeting, the manner of notice, the term of notice and the stating in the notice of the items of business to be transacted, have not been observed.	24.4. At a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or one of the series cumulative preference 'E' shares at which the entire issued capital in shares of a particular class is represented, valid resolutions may be adopted, provided that they are passed by unanimous vote, even if the requirements in respect of the place of the meeting, the manner of notice, the term of notice and the stating in the notice of the items of business to be transacted, have not been observed.
24.5. If at a meeting of holders of shares of a particular class the voting for and against a proposal is equally divided, that proposal shall be rejected.	24.5. If at a meeting of holders of shares of a particular class the voting for and against a proposal is equally divided, that proposal shall be rejected.
24.6. Without prejudice to the preceding provisions of this Article, the provisions of Articles 21, paragraphs 3, 4 and 5, Article	24.6. Without prejudice to the preceding provisions of this Article, the provisions of Articles 21, paragraphs 3, 4, 5 and 6,

22, paragraph 2 and 7 up to and including 10 and Article 23 shall apply mutatis mutandis to the meetings of holders of shares of a particular class, provided that the provisions of Articles 21 up to and including 23 shall apply mutatis mutandis to the meetings of holders of ordinary shares.	Article 22, paragraph 2, <u>3, 4</u> and <u>10</u> up to and including <u>13</u> and Article 23 shall apply mutatis mutandis to the meetings of holders of shares of a particular class, provided that the provisions of Articles 21 up to and including 23 shall apply mutatis mutandis to the meetings of holders of ordinary shares.	
<u>Decision-making outside a meeting.</u>	**<u>Decision-making outside a meeting.</u>**	
<u>Article 25.</u>	**<u>Article 25.</u>**	
25.1. Any resolution which holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares and each of the series cumulative preference 'E' shares entitled to vote, pledgees entitled to vote and usufructuaries of those shares entitled to vote can pass at a meeting of holders of shares of a particular class may also be passed by them outside a meeting, provided that all holders of shares of the class concerned express themselves in writing in favour of the proposal concerned and provided that the members of the Executive Board and Supervisory Directors have been given the opportunity to give advise on the proposal. The persons who have passed a resolution outside a meeting shall immediately inform the Executive Board and the Supervisory Board of that	25.1. Any resolution which holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares and each of the series cumulative preference 'E' shares entitled to vote, pledgees entitled to vote and usufructuaries of those shares entitled to vote can pass at a meeting of holders of shares of a particular class may also be passed by them outside a meeting, provided that all holders of shares of the class concerned express themselves in writing in favour of the proposal concerned and provided that the members of the Executive Board and Supervisory Directors have been given the opportunity to give advise on the proposal. The persons who have passed a resolution outside a meeting shall immediately inform the Executive Board and the Supervisory Board of that	Addition to implement the Act on electronic means

	resolution.		resolution.	of communication.
		25.2.	<u>The Executive Board may, subject to the approval of the Supervisory Board, decide that written resolutions as referred to in paragraph 1 of this article can be adopted by electronic means of communication. The Executive Board may, subject to the approval of the Supervisory Board, attach conditions to the use of the electronic means of communication, which conditions shall be posted on the Company's website.</u>	Such addition provides for holders of cumulative preference shares to adopt resolutions in writing by using the electronic means of communication.
25.2.	Any resolution passed outside a meeting shall be announced at the next meeting of holders of shares of the particular class concerned. During that meeting the documents showing the manner of decision-making outside a meeting shall be open to the inspection of the persons entitled to attend that meetings; said documents shall subsequently be inserted *in the minute book*.	25.<u>3</u>.	Any resolution passed outside a meeting shall be announced at the next meeting of holders of shares of the particular class concerned. During that meeting the documents showing the manner of decision-making outside a meeting shall be open to the inspection of the persons entitled to attend that meetings; said documents shall subsequently be inserted *in the minute book*.	

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NUTRECO HOLDING N.V.

DATED MAY 24, 2007

AGENDA ITEM 2.2

AMENDMENT OF THE ARTICLES OF ASSOCIATION

This leaflet contains only the amended articles.
The full text of the Articles of Association can be downloaded on our website or requested at ava@nutreco.com

AMENDMENT OF THE ARTICLES OF ASSOCIATION II

ARTICLES OF ASSOCIATION AFTER THE AMENDMENT OF THE ARTICLES OF ASSOCIATION I	PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION	EXPLANATION
Capital. **Article 3.** 3.1. The authorized capital of the Company amounts to three hundred and sixteen million five hundred and twenty thousand euro (EUR 316,520,000), divided into fifty-five million (55,000,000) ordinary shares, sixteen million (16,000,000) cumulative preference 'A' shares, seventy-one million (71,000,000) cumulative preference 'D' shares and thirty-one million (31,000,000) cumulative preference 'E' shares - hereinafter to be referred to as: "cumulative preference 'E' shares" - subdivided into five series, numbered 1 up to and including 5, of six million two hundred thousand (6,200,000) cumulative preference 'E' shares each.	**Capital.** **Article 3.** 3.1. The authorized capital of the Company amounts to <u>forty-one million five hundred and twenty thousand euro (EUR 41,520,000)</u>, divided into fifty-five million (55,000,000) ordinary shares, sixteen million (16,000,000) cumulative preference 'A' shares, seventy-one million (71,000,000) cumulative preference 'D' shares and thirty-one million (31,000,000) cumulative preference 'E' shares - hereinafter to be referred to as: "cumulative preference 'E' shares" - subdivided into five series, numbered 1 up to and including 5, of six million two hundred thousand (6,200,000) cumulative preference 'E' shares each.	Reduction of the authorized capital with respect to the reduction of the nominal value of all ordinary shares from EUR 5.24 to EUR 0.24. The goal of this reduction is a repayment on shares of EUR 5 net per ordinary share.

3.2. The nominal value of each ordinary share is five euro and twenty-four eurocents (EUR 5.24). The cumulative preference 'A' shares, the cumulative preference 'D' shares and the cumulative preference 'E' shares is twenty-four eurocents (EUR /.24).	3.2. <u>The nominal value of each of the shares specified in paragraph 1 of this Article is</u> twenty-four eurocents (EUR 0.24).	
<u>Voting rights. Decision-making.</u> **<u>Article 23.</u>** 23.1. Each ordinary share carries the right to cast five hundred and twenty-four (524) votes in the General Meeting. Each cumulative preference 'A' share, cumulative preference 'D' share and cumulative preference 'E' share carries the right to cast twenty-four (24) votes in the General Meeting.	**<u>Voting rights. Decision-making.</u>** **<u>Article 23.</u>** 23.1. Each share carries the right to cast <u>one vote</u> in the General Meeting.	As a result of the reduction of the nominal value of the ordinary shares, the nominal value of all shares will be EUR 0.24 again and the amendment of the number of votes per share will be reversed into one vote per share.

Resolution adopted at the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V. held on 24 May 2007 at 02:00 p.m. at the offices of the Company, Veerstraat 38, 5831 JN Boxmeer, The Netherlands

Shares present or represented

Ordinary Shares	
Total issued ordinary shares on 24 May 2007:	34,868,682
Ordinary shares present or represented:	8,166,062
Percentage	23%
Cumulative Preference A shares (CumPref A)	
Total issued CumPref A shares on 24 May 2007:	6,241,500
CumPref A shares present or represented:	6,241,500
Percentage	100%

Resolution

At the Ordinary General Meeting of Shareholders of 24 May 2007 the resolution was adopted as indicated below with regard to the following agenda item:

2. Share capital - Amendments of the Articles of Association
   2.1 Increase of the nominal value of all ordinary shares from EUR 0.24 to EUR 5.24 per share and increase of the authorised share capital from EUR 41,520,000 to EUR 316,520,000 by way of amendment of the Articles of Association whereby the amount to be paid-up shall be debited to the share premium reserve of ordinary shares and amendment of the Articles of Association to bring them in line with recent changes in company law with respect to electronic voting
   2.2 Reduction of the nominal value of all ordinary shares from EUR 5.24 to EUR 0.24 per share and decrease of the authorised capital from EUR 316,520,000 to EUR 41,520,000 by way of amendment of the Articles of Association, followed by a repayment on shares of EUR 5 net per ordinary share over the number of issued and outstanding ordinary shares held by others than the Company for a total amount of approximately EUR 170,000,000 and crediting to the share premium reserve of the repayment on shares held by the Company subject to:
   (a) the amendment of the Articles of Association as referred to in item 2.1 of the agenda and item 1 of the explanatory note; and
   (b) no objection from creditors as required under the provisions of article 2:100 Civil Code

In favour:	14,407,426
Against:	0
Abstention:	136

(free translation)

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

NUTRECO HOLDING N.V.

2006 Dividend

At the Annual General Meeting of Shareholders, held on 26 April 2007, the dividend due to holders of ordinary shares for the 2006 financial year was fixed at EUR 10.60 per share. After deduction of the interim dividend of EUR 0.30 and EUR 9.00, which was paid out in August respectively September 2006, the final dividend amounts to EUR 1.30 per ordinary share.

The final dividend can be paid out either entirely in cash, after deduction of 15% dividend tax, or in ordinary shares which will be charged to the tax-free share premium reserve. Payment in ordinary shares is exempt from Dutch dividend taxes.

The conversion ratio will be determined on 15 May 2007 after close of trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the Company of their preference, i.e. 11, 14 and 15 May 2007. Both the cash and stock dividends will be put at the shareholders' disposal on 23 May 2007. The value of the stock dividend will be (approximately) equal to the cash dividend.

Dividend rights will not be traded on Euronext Amsterdam.

The following timetable applies:

30 April 2007:	ex dividend quotation;
30 April – 15 May 2007	decision period;
3 May 2007:	record date
15 May 2007:	determination final stock dividend (after close trading)
23 May 2007:	dividend payment in cash and delivery of ordinary shares.

Shareholders wishing to receive payment of the final dividend in ordinary shares should make their choice known via their bank or broker to Rabo Securities, Amstelplein 1, Amsterdam (325ISS2). If no choice is made known the final dividend will be paid out to shareholders in cash, after deduction of 15% dividend tax. Delivery of shares will only be made on the basis of the total number of dividend rights delivered, where any remaining fraction of one ordinary share will be paid out in cash.

Upon conversion of dividend rights in the period up to and including 15 May 2007 a commission will be paid to the institutions admitted to the Euronext Amsterdam in accordance with the overview of Rabo Securities, so that this conversion can take place free of commission-charges to the holders.

Amersfoort, 27 April 2007

The Executive Board

NUTRECO HOLDING N.V.

DIVIDEND 2006

In de op 26 april 2007 gehouden jaarlijkse Algemene Vergadering van Aandeelhouders is het dividend over het boekjaar 2006, toekomend aan houders van gewone aandelen, vastgesteld op EUR 10,60 per aandeel. Na aftrek van het in augustus en september 2006 uitgekeerde interimdividend van resp. EUR 0,30 en EUR 9,00 bedraagt het slotdividend EUR 1,30 per gewoon aandeel.

Het slotdividend wordt naar keuze uitgekeerd geheel in contanten, onder aftrek van 15% dividendbelasting, dan wel in gewone aandelen ten laste van de belastingvrije agioreserve. De uitkering in gewone aandelen is vrij van Nederlandse dividendbelasting.

De verhouding tussen de waarde van het stockdividend en het contante dividend zal door de Raad van Bestuur op 15 mei 2007 na beurs worden vastgesteld op basis van het gewogen gemiddelde van de aandelenkoers op de laatste drie dagen van de keuzeperiode, m.n. 11, 14 en 15 mei 2007. Zowel het contante dividend als het stockdividend zullen ter beschikking van de houders van gewone aandelen worden gesteld op 23 mei 2007. De waarde van het slotdividend in gewone aandelen zal (een afrondingsverschil daargelaten) gelijk zijn aan die van het contante dividend.

De nieuwe gewone aandelen zijn gerechtigd tot dividend over 2007 en volgende boekjaren.

Op Euronext Amsterdam zal geen handel in dividendrechten plaatsvinden.

Het volgende tijdschema is van toepassing:

30 april 2007:	ex-dividendnotering
30 april t/m 15 mei 2007:	keuzeperiode
3 mei 2007:	record datum
15 mei 2007:	vaststelling ruilverhouding (na beurs)
23 mei 2007:	betaalbaarstelling dividend in contanten en levering van gewone aandelen

Aandeelhouders die de uitkering van het slotdividend in gewone aandelen wensen te ontvangen dienen hun keuze via hun bank of commissionair kenbaar te maken bij Rabo Securities, Amstelplein 1 te Amsterdam (3251SS2). Bij het uitblijven van een keuze wordt het slotdividend in contanten, onder aftrek van 15% dividendbelasting, aan aandeelhouders uitgekeerd. Levering van aandelen zal uitsluitend geschieden op basis van het totale aantal geleverde dividendrechten, waarbij de eventueel resterende fractie van één gewoon aandeel wordt uitgekeerd in contanten.

Bij omwisseling van dividendrechten in de periode tot en met 15 mei 2007 zal aan tot Euronext Amsterdam toegelaten instellingen de provisie conform het overzicht van Rabo Securities worden vergoed, zodat bedoelde omwisseling in genoemde periode voor de houders vrij van provisie kan plaatsvinden.

Amersfoort, 27 april 2007

De Raad van Bestuur

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 24 January 2007

Nutreco has signed an MoU to sell the animal breeding activities of Euribrid to Hendrix Genetics

Nutreco Holding N.V. and Hendrix Genetics B.V. have signed a Memorandum of Understanding regarding the sale of the animal breeding activities "Euribrid", including its related Animal Breeding Research Centre, to Hendrix Genetics.
The selling price is EUR 50 million. The net proceeds after deduction of costs and other charges connected with the transaction are in excess of book value. Euribrid posted revenues of EUR 73.9 million in 2005. Completion of the deal is expected in the first half of 2007.

Euribrid is the animal breeding activity of Nutreco and consists of three dedicated breeding companies, each focusing on its own species; Hybro (Broilers) Hybrid (Turkeys) and Hypor (Pigs). It also includes a trading company (day old chickens and hatching eggs from layers and broilers), named Plumex.
Euribrid is headquartered in Boxmeer, the Netherlands. With a number of wholly owned operations and joint ventures across the world in 15 countries on 3 continents, Euribrid serves the world's broiler, turkey and pork industry in more than 100 countries with about 550 employees.

Hendrix Genetics, majority-owned and controlled by Thijs Hendrix Beheer B.V., is also based in Boxmeer, the Netherlands. With a number of wholly owned operations and joint ventures across the world in 13 countries on 4 continents it serves the world's egg and pork industry in more than 100 countries with about 505 employees.

Juergen Steinemann, Chief Operating Officer of Nutreco: "The sale of Euribrid to Hendrix Genetics, a dedicated global player in animal breeding, provides the best guarantee of future opportunities for Nutreco's breeding business and the people who work in it. The sale of Euribrid is in line with Nutreco's 'Rebalancing for Growth' strategy, which is geared to further growth of the company's core activities of animal nutrition and aquaculture fish feed."

In the past 20 months Nutreco has acquired a fish feed business in Japan and animal feed businesses have been acquired in Mexico, Russia, China, India and the Netherlands. In Brazil, a new production facility has been brought on stream.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal feed and fish feed company whose mission is to create added value in important markets on the basis of its food chain expertise. Nutreco also has a selective downstream presence in the food production chain. Nutreco's business groups, each comprising several business units, together have approximately 75 production and processing plants in some 20 different countries and about 7,000 employees.

Nutreco's net sales in 2005 were EUR 3,002 million. Nutreco Holding N.V. is listed on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midcap Index and the Euronext 150 Index.

Hendrix Genetics B.V.
Hendrix Genetics, majority-owned and controlled by Thijs Hendrix Beheer BV, is based in Boxmeer, the Netherlands. In line with its early 2005 formulated strategy it will focus on growth and consolidation opportunities in animal breeding and life sciences. Its Layer Breeding Division, shortly to be globally renamed to INSTITUT DE SELECTION ANIMALE (ISA), produces and sells grandparent and parent breeders to the world wide layer industry. Both white and brown egg layer genetic products are sold under the brand names ISA, WARREN, SHAVER, BABCOCK, GOLDEN COMET, BOVANS, HISEX and DEKALB. Through its subsidiary SFPA it is market leader in commercial layer distribution in the European Union. Through its subsidiary PIGS-Online it develops and markets Internet based software solutions for pig breeding companies, large pig producers, pig integrators and pig processors. The product, which is tailor made for each individual customer, is no-nonsense, functional and innovative.

With a number of wholly owned operations and joint ventures across the world in 13 countries on 4 continents it serves the world's egg and pork industry in more than 100 countries with about 505 employees. www.hendrix-genetics.com

For more information, please contact:

Press:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6140
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Investor Relations:
Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com

nutreco

PRESS RELEASE

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Amersfoort, 15 February 2007

Total profit of EUR 520 million including book gain on sale of fish farming operations

- **Basic earnings per share for continuing operations EUR 3.05 (+15%)**
  - Dividend per ordinary share EUR 1.60 (+5%)
  - Operating result from continuing operations EUR 113.3 million (+2%)

- **Divesting phase of "Rebalancing for Growth" strategy completed**
  - Sale of Marine Harvest in 2006; gain on sale EUR 380.2 million
  - Agreement on sale of breeding activities in 2007

- **Full focus on core activities: animal nutrition and fish feed**
  - 15% growth in operating result of animal nutrition and fish feed
  - Strong organic growth, particularly in fish feed
  - Reorganisation in Western Europe practically complete
  - Expansion in growth markets in Russia, China and India

- **Nutreco's expertise, market knowledge and R&D place Nutreco in an excellent position to capture opportunities in the dynamic global market for animal nutrition and fish feed**
  - With raw materials in short supply, boosted by the demand for biofuels and the effects of climate change, sustainable solutions are needed for the deployment of natural resources (new feed formulas, utilisation of by-products of the biofuel industry)
  - Population growth and rising per capita incomes in emerging markets will mean rising meat consumption (1–3% per year). Growth in feed markets in Asia, Eastern Europe and Latin America of over 5% per year is projected
  - Global fish consumption is rising 7% per year; wild fishery volume has peaked and rapid growth in aquaculture is expected

- **2007 agenda**
  - Further growth through acquisition in 2007; Nutreco in discussion with several takeover candidates; with a revenue potential of EUR 1.3 billion
  - Nutreco Sourcing Initiative expected to save EUR 25 million a year by 2009
  - Changes to the overhead organisation will reduce costs
  - Desired capital structure to be discussed at AGM on 26 April 2007
    - acquisitions versus shareholder return

<u>Wout Dekker, CEO of Nutreco</u>: 'Nutreco achieved an excellent operating result on its core activities of animal nutrition and fish feed in 2006, with the recent acquisitions in Asia, Central America and Europe already contributing to profit. The only activity reporting a lower result compared with 2005 was the meat business in Spain, reflecting concerns about bird flu in the first half of the year. The sale of the Euribrid breeding business, which is scheduled for the first half of 2007, will complete Nutreco's repositioning, and with it the first phase of our Rebalancing for Growth strategy. In the space of two years, Nutreco has undergone a complete transformation and created significant shareholder value. Nutreco is now fully focused on growth. We have the people, the resources, the expertise and the

No audit performed

innovative capabilities to further strengthen our leadership position. New acquisitions in animal nutrition and fish feed markets are in the pipeline and organic growth will gain fresh momentum from the Nutreco Sourcing Initiative, which will mean more efficient purchasing for all business units. The overhead organisation will also be brought into line with Nutreco's core activities. We are ready to take the next strategic steps towards further growth.'

Animal nutrition is an attractive sector

'The rising demand for meat and fish among the fast-growing and increasingly affluent populations in the emerging markets is creating important opportunities for a global player in animal nutrition and fish feed, such as Nutreco. With our experience and expertise in raw materials, product applications, quality, safety and animal health, we are ideally equipped to provide our clients with fast solutions to new challenges. In today's dynamic environment, a heavy burden is being placed on the global animal feed markets, which are worth some EUR 150 billion a year. High energy prices, climate change and the growth in biofuels are adding to demand on the markets for traditional agricultural commodities such as corn, soya and grain. Thanks to their commitment to R&D and their long track records, Nutreco's animal nutrition businesses – Trouw Nutrition, Nanta and Hendrix – are able to tap alternative sources of raw materials, such as protein from biofuel by-products to develop new animal feed products.'

'At Skretting, our fish feed business, we have successfully addressed the problems posed by the scarcity and high price of fish oil and fish meal due to overfishing by replacing them to a large extent with vegetable substitutes, without compromising the quality and functionality of Skrettings' products. It means that aquaculture can now grow to become a net producer of fishproteins. Converting agricultural commodities and by-products from the process industry into high-grade meat, fish and dairy products for human consumption is Nutreco's core competence. Knowledge of customers and food production chains and technology, understanding of markets and trends, economies of scale and cost-efficiency are the keys to successful growth.'

<u>Key figures</u>
(EUR million)

	2006	2005	Change
Revenue from continuing operations	**3,009.0**	**2,773.7**	**8.5%**
Operating result from continuing operations	**113.3**	**110.6**	**2.4%**
Profit after tax from continuing operations	**105.3**	**93.2**	**13.0%**
Profit after tax from discontinued operations	**16.5**	**40.2**	
Gain on sale of discontinued operations, net of tax	**398.7**	**3.8**	
Profit for the period attributable to equity holders of Nutreco	**519.5**	**134.4**	
Basic earnings per share (EUR)	**15.19**	**3.90**	
Basic earnings per share for continuing operations (EUR)	**3.05**	**2.66**	**14.7%**
Final dividend per ordinary share	**1.30**	**1.32**	
Interim dividend per ordinary share	**0.30**	**0.20**	
Dividend per ordinary share	**1.60**	**1.52**	**5.3%**
Super dividend per ordinary share (interim)	**9.00**	**-**	**-**
Total dividend per ordinary share	**10.60**	**1.52**	

NOTES ON FINANCIAL RESULTS

Revenue

Revenue from Nutreco's continuing operations animal nutrition, fish feed and meat amounted to EUR 3,009.0 million, a like-for-like increase of EUR 235.3 million or 8.5% compared with 2005.

Operating result

The operating result from continuing operations was 2.4% higher at EUR 113.3 million (2005: EUR 110.6 million).

The operating result from the core activities of animal nutrition and fish feed showed an improvement in 2006. The operating result on the compound feed activities amounted to EUR 24.8 million, a 6.0% increase compared to 2005. Efficiency improvements and revenue from acquisitions in growth markets boosted the operating result on the premix and speciality feed businesses by 21.1% to EUR 27.0 million. The operating result on fish feed activities was 16.1% higher at EUR 67.0 million, owing mainly to sustained growth in the salmon farming sector and increased sales of feed for other farmed fish species. After a difficult start to the year, due to consumer concerns about bird flu, the meat business in Spain posted a satisfactory result of EUR 15.3 million, which is lower than in 2005. The results of the fish farming and breeding businesses and the feed activities in France which have been sold are included in the result on discontinued operations.

Net financing costs

Net financing income from continuing operations amounted to EUR 7.6 million (2005: net expense of EUR 11.5 million). The financial income of EUR 19.4 million mainly consists of interest on the cash position since 28 March 2006.

Financial expenses, amounting to EUR 19.3 million, consisted mainly of interest on the syndicated loan and private loan of EUR 10.6 million and the dividend of EUR 4.6 million on the cumulative preference shares.

The foreign exchange result of EUR 7.5 million is the release of the reserve for translation differences in connection with the repayment of a loan to an operating company.

Income tax expense

Income tax expense increased from EUR 7.9 million to EUR 16.1 million. The effective tax rate in 2006 was approximately 13%.

Share in results of associates

The share in the results of associates, mainly Nanta Venezuela, amounted to EUR 0.5 million in 2006 (2005: EUR 2.0 million). The book gain on the sale of the minority interest in Hydrotech Gruppen in August 2006 and the share in its result are included in the result on discontinued operations.

Result after tax from discontinued operations

The profit after tax from discontinued operations amounted to EUR 16.5 million in 2006. This mainly relates to 75% of the net result of Marine Harvest for the period to 28 March 2006 (EUR 26.8 million) and the share of the result of Hydrotech Gruppen until the sale of this minority interest in August 2006, less the results of the Euribrid business, the sale of which has been announced, and the results of feed activities in France, which have been sold. The gain on the sale of discontinued operations net of tax comprises EUR 380.2 million on the interest in Marine Harvest and EUR 18.5 million on the interest in Hydrotech Gruppen. In the 2005 result after tax from discontinued operations were also included the results of Hendrix Poultry Breeders and Pingo Poultry.

Marine Harvest

On 6 March 2006, Nutreco and Stolt Nielsen reached agreement with Geveran Trading Co. Ltd. on the latter's acquisition of the entire interest in Marine Harvest in which Nutreco had a 75% shareholding. It was agreed that the purchaser would bear any risks in respect of conditions that the

competition authorities might attach to the transaction. The contract was directly assigned by Geveran Trading, on the same terms and conditions, to Pan Fish. Nutreco received an advance on the purchase price of the shares (EUR 881 million) from Pan Fish on 28 March 2006. Permission for the transaction was granted on 19 December 2006 by all the competition authorities concerned and on 29 December 2006 all the shares were transferred to Pan Fish. The feed supply contract with Marine Harvest dating from 2005 will be continued.

Profit for the period

The profit for the period attributable to equity holders of Nutreco increased to EUR 519.5 million (2005: EUR 134.4 million). Basic earnings per ordinary share rose to EUR 15.19 (2005: EUR 3.90).

The profit before tax from continuing operations increased from EUR 93.2 million to EUR 105.3 million. Basic earnings per share from continuing operations were 14.7% higher at EUR 3.05 (2005: EUR 2.66).

Cash position and capital structure

The cash position is strengthened by the proceeds of EUR 881 million from the sale of the 75% interest in Marine Harvest and the repayment by Marine Harvest of the EUR 156 million shareholder loan in February 2006.

Nutreco distributed an interim super dividend of approximately EUR 314 million and repurchased own shares to the value of around EUR 50 million in September 2006. Earlier in the year, Nutreco had repurchased some 5% of the shares outstanding to meet its commitments in respect of the existing employee share participation and share option schemes and the stock dividend.

Nutreco's net cash position on 31 December 2006 was EUR 236.6 million. Equity attributable to equity holders of Nutreco on 31 December 2006 amounted to EUR 744.1 million (2005: EUR 698.2 million).

The super dividend and share buy-back were the first steps towards optimising the capital structure. Nutreco considers a capital structure with a debt/equity ratio of around 100% appropriate to the company's new risk profile, with net debt not exceeding three times EBITDA (earnings before interest, tax, depreciation and amortisation).

Dividend

A dividend of EUR 1.60 (2005: EUR 1.52) is proposed, representing a pay-out ratio of 45% of the total profit for the year, excluding impairment and book gains and losses on disposals, which is in accordance with the new dividend policy adopted by the General Meeting of Shareholders on 18 May 2006. In 2006, Nutreco already distributed an interim dividend of EUR 0.30 and an interim super dividend of EUR 9.00. The total dividend for 2006 amounts to EUR 10.60. The final dividend of EUR 1.30 will be payable in cash or shares at the shareholder's option. The value of the stock dividend will be virtually identical to the cash dividend. The ex-dividend date will be 30 April 2007. The conversion ratio will be determined on 15 May 2007 after close of trading, based on the weighted average share price on the last three days of the period allowed for shareholders to notify the company of their preference, namely 11, 14 and 15 May 2007. Both the cash and stock dividends will be placed at the shareholders' disposal on 23 May.

2007 agenda

Nutreco will take further steps in 2007 towards completion of the final stage of its 'Rebalancing for Growth' strategy.

- Acquisitions to strengthen Nutreco's position in Western Europe and on growth markets in animal nutrition and fish feeds in Asia, Latin America and Eastern Europe
- Ongoing roll-out of the Nutreco Sourcings Initiative, which is designed to save EUR 25 million a year by 2009
- Changes to the overhead organisation
- Desired capital structure to be discussed at AGM on 26 April 2007
  - acquisitions versus return to shareholders

*****

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in major markets through its knowledge of the food production chains, in which it has a selective downstream presence. Nutreco's business groups, each comprising several business units, have approximately 75 production and processing plants in some 20 countries and approx. 7,500 employees.

Nutreco generated revenue of EUR 3,009 million in 2006. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information:

Press
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6140
Mobile: +31 6 5534 0012
E-mail: frank.van.ooijen@nutreco.com

Investor relations
Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 33 422 6134
Mobile: +31 6 51 599483
E-mail: jurgen.pullens@nutreco.com

Cautionary note regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not based on historical fact, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Such statements are based on plans, estimates and projections as currently available to the management of Nutreco. Forward-looking statements therefore speak only as of the date they are made and we assume no obligation to publicly update any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of significant factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include but are not limited to conditions on the markets in Europe, the United States and elsewhere from which we derive a substantial portion of our revenue, potential defaults on the part of borrowers or trading counterparties, the implementation of our restructuring programme including the envisaged reduction in headcount and the reliability of our risk management policies, procedures and methods. For more information on these and other factors, please refer to our annual report. The forward-looking statements contained in this announcement are made as of the date hereof and the companies assume no obligation to update any forward-looking statement contained in this announcement.

SEGMENT INFORMATION

General

The figures for 2005 and 2006 have been prepared under IFRS. The segment reporting has been revised to reflect the new organisational structure and the comparative figures for 2005 have been restated. The Marine Harvest fish farming activities, the participation in the Hydrotech Gruppen, the Euribrid breeding activities and the premix and feed activities in France, which have been sold, are accounted for in both 2006 and 2005 as discontinued operations. In 2005 the divested businesses of Hendrix Poultry Breeders and Pingo Poultry are also included in discontinued operations.

Compound feed

Key figures
(EUR million)

	2006	2005	Change
Third-party revenue	770.5	780.1	–1.2%
Operating result (before exceptional items)	24.8	23.4	6.0%
Operating margin	3.2%	3.0%	

The slight decline in compound feed revenue was due to minor price and volume effects, which were the product of sustained price competition in the Benelux. Overall, the result on the compound feed activities was EUR 1.4 million higher at EUR 24.8 million. Despite the difficult market conditions, Hendrix was able to maintain its volume and market share in the Benelux. The 2006 operating result of Nanta, the compound feed company in Spain, showed an improvement on 2005. Volumes were down slightly in Spain, due to what is expected to be a temporary decline in the pig population, but this was offset by higher prices.

A reorganisation project was launched in the first half-year to improve performance in the Benelux by raising efficiency, cutting costs and optimising production and logistics at Hendrix. The effects of this reorganisation started to become apparent in the closing months of 2006.

Premix and speciality feed

Key figures
(EUR million)

	2006	2005	Change
Third-party revenue	548.0	430.4	27.3%
Operating result (before exceptional items)	27.0	22.3	21.1%
Operating margin	4.9%	5.2%	

Trouw Nutrition International (TNI) reported a 27.3% increase in revenue compared with 2005, due to acquisitions (18%), higher volumes (8%) and higher selling prices (1%).

Volume growth was achieved in all product groups. TNI strengthened its international purchasing, marketing and IT organisation.

The increase in the operating result before exceptional items from EUR 22.3 million to EUR 27.0 million was largely attributable to the improvement in the United States and the acquisitions in growth markets such as China, Russia and Mexico in 2005 and 2006.

The sale of the speciality feed business in France to the Evialis group, as part of the previously announced reorganisation in Western Europe, was completed on 3 January 2007.

Fish feed
Key figures
(EUR million)

	2006	2005	Change
Third-party revenue	972.2	812.6	19.6%
Operating result (before exceptional items)	67.0	57.7	16.1%
Operating margin	6.9%	7.1%	

The 19.8% increase in fish feed revenue compared with 2005 reflects the combined effect of 7% growth in volume and 13% higher fish feed prices. Although the prices of fish meal and to a lesser extent fish oil, the main constituents of salmon feed, were sharply higher in 2006 compared with the previous year, Nutreco was able to replace these scarce materials to a certain extent with vegetable substitutes without compromising the quality or nutritional value of the end-products. By supplying these products and passing on the higher raw material prices to its customers, Nutreco was able to maintain its gross margin.

Higher sales of feed for species other than farmed salmon also boosted revenue, most notably in the Mediterranean region and Asia. Part of the revenue growth in Asia was generated by the Kirin Feed fish feed operations in Japan which were acquired in 2005.

The 16.1% increase in the operating result on fish feed activities compared with 2005 was due partly to Nutreco's excellent geographical coverage of this market, which enabled it to derive maximum benefit from the worldwide growth in large-scale fish farming, and partly to its constant focus on innovation, cost control and logistics optimisation. The strong performance by salmon farmers translated into reduced debtor risk, which benefited the result by several million euros.

Meat
Key figures
(EUR million)

	2006	2005	Change
Third-party revenue	718.3	750.6	–4.3%
Operating result (before exceptional items)	15.3	26.1	–41.4%
Operating margin	2.1%	3.5%	

Demand for poultry products in Spain declined temporarily in the first half of 2006, due to consumer concern about bird flu, and poultry prices were low. The revenue generated by Nutreco's meat-processing facilities in Spain was lower compared with 2005. Volume was 9% lower and selling prices were down by an average of 1%.

Around 1% was added to revenue by the increase in Nutreco's interest in Inga Food, the Spanish pig farming business, at the end of April 2005. Inga Food made a positive contribution to the result.

The operating result on meat activities was lower compared with 2005. This was mainly due to the drop in sales volume caused by consumer concerns about bird flu, but the exceptionally high poultry product prices and low raw material prices in 2005 were a further factor. Nutreco has agreed new pricing structures with its major customers and the selling prices of 60% of its products are now on a cost-plus basis. This means that higher raw material prices can be passed on and Nutreco is less sensitive to market price volatility. Sales of broiler chickens, a business which is related to Hendrix's compound feed activities in Belgium, had a negative effect on the result.

Consolidated Income Statement

(EUR x million)	2006	2005	Δ%
Revenue	**3,009.0**	**2,773.7**	**8.5%**
Raw materials and consumables used	-2,299.0	-2,046.3	-12.3%
Change in fair value of biological assets	-1.2	2.0	
Changes in inventories of finished goods and work in progress	14.2	-11.7	
Gross Margin	**723.0**	**717.7**	**0.7%**
Other operating income	18.0	11.9	51.3%
Personnel costs	-307.7	-322.4	4.6%
Depreciation and amortisation expeses	-42.2	-44.8	5.8%
Impairment of long-lived assets	-0.2	-4.5	95.6%
Other operating expenses	-277.6	-247.3	-12.3%
Operating result from continuing operations	**113.3**	**110.6**	**2.4%**
Financial income	19.4	3.7	
Financial expenses	-19.3	-15.2	
Foreign exchange result	7.5	0.0	
Net financing costs	**7.6**	**-11.5**	**166.1%**
Share in results of associates	0.5	2.0	
Result before tax from continuing operations	**121.4**	**101.1**	**20.1%**
Income tax expense	-16.1	-7.9	
Result after tax from continuing operations	**105.3**	**93.2**	**13.0%**
Result after tax from discontinued operations	16.5	40.2	
Gain on sale of discontinued operations, net of tax	398.7	3.8	
Result after tax from discontinued operations	**415.2**	**44.0**	**843.6%**
Total result for the period	**520.5**	**137.2**	**279.4%**
Attributable to:			
Equity holders of Nutreco	519.5	134.4	
Minority interest	1.0	2.8	
Total result for the period	**520.5**	**137.2**	
Key figures per share from continuing operations			
Basic earnings per share for continuing operations (EUR)	3.05	2.66	14.7%
Diluted earnings per share for continuing operations (EUR)	3.04	2.65	15.1%
Basic earnings per share for continuing operations before impairment of goodwill (EUR)	3.05	2.66	14.5%
Average number of shares outstanding during the year (in '000)	34.209	34.498	
Number of shares outstanding as at 31 December (in '000)	33.906	34.528	
Key figures per share (EUR)			
Basic earnings per share	15.19	3.90	289.8%
Diluted earnings per share	15.18	3.88	290.9%
Basic earnings per share before impairment of goodwill	15.19	4.25	257.3%

No audit performed

Condensed segment reporting[1]

(EUR x million)	2006	2005	Δ%
Revenues by segment *'continuing operations'*			
Revenues			
Compound feed	770.5	780.1	-1.2%
Premix and speciality feed	548.0	430.4	27.3%
Fish feed	972.2	812.6	19.6%
Meat	718.3	750.6	-4.3%
Revenues *'continuing operations'*	**3,009.0**	**2,773.7**	**8.5%**

	2006	2005	Δ%
Operating result by segment from *'continuing operations'*			
Compound feed	24.8	23.4	6.0%
Premix and speciality feed	27.0	22.3	21.1%
Fish feed	67.0	57.7	16.1%
Meat	15.3	26.1	-41.4%
Corporate	-19.3	-18.9	2.1%
Operating result before exceptional items	**114.8**	**110.6**	**3.8%**
Restructuring activities Western Europe	-14.9	-7.6	
Other exceptional income/expenses[2]	13.4	7.6	
Total exceptional items	**-1.5**	**0.0**	
Total operating result from *'continuing operations'*	**113.3**	**110.6**	**2.4%**

[1] The figures for 2005 and 2006 have been prepared on the basis of IFRS accounting principles. Reporting by segment has been brought in line with the new organisational structure. The financial results are adjusted for comparison purposes in 2005. The sold activities of Marine Harvest, Hydrotech Gruppen, Euribrid and the French premix- and speciality feed companies will be considered as *'discontinued operations'* in 2005 and 2006. As a result the revenues of fish feed to Marine Harvest will be reported as revenues to third parties. In 2005 the divested businesses of Hendrix Poultry Breeders and Pingo Poultry are also included in discontinued operations.

[2] The other exceptional income and expenses in 2006 and 2005 consist of items related to the gain on sale of land, income and expenses related to the disentanglement of Marine Harvest, the settlement of claims, release of pension provisions and impairment of fixed assets.

No audit performed

Consolidated balance sheet

(EUR x miljoen)	31 December 2006	31 December 2005
Assets		
Property, plant and equipment	281.3	287.0
Intangible assets	91.0	83.8
Investments in associates	2.1	456.0
Other investments	34.4	41.0
Deferred tax assets	45.5	52.2
Total non-current assets	**454.3**	**920.0**
Inventories	188.8	151.4
Biological assets	46.5	52.6
Financial assets	0.0	155.9
Income tax receivables	15.8	7.7
Trade and other receivables	436.8	407.4
Cash and cash equivalents	578.7	90.1
Assets classified as held for sale	78.2	-
Total current assets	**1,344.8**	**865.1**
Total assets	**1,799.1**	**1,785.1**
Issued and paid-up share captial	8.1	8.3
Share premium account	224.3	332.3
Hedging reserve	-3.3	-0.1
Retained earnings	-8.6	184.3
Undistributed result	519.5	134.4
Translation reserve	4.1	39.0
Equity attributable to equity holders of Nutreco	**744.1**	**698.2**
Minority interest	5.5	13.0
Total equity	**749.6**	**711.2**
Liabilities		
Interest-bearing loans and borrowings	249.8	276.0
Employee benefits	21.2	26.0
Provisions	16.0	3.6
Deferred tax liabilities	2.0	9.9
Total non-current liabilities	**289.0**	**315.5**
Interest bearing loans and borrowings	92.3	164.9
Employee benefits	19.9	17.3
Provisions	10.9	4.7
Income tax liabilities	18.5	22.9
Trade and other payables	604.5	548.6
Liabilities classified as held for sale	14.4	-
Total current liabilities	**760.5**	**758.4**
Total liabilities	**1,049.5**	**1,073.9**
Total equity and liabilities	**1,799.1**	**1,785.1**

No audit performed

Consolidated cash flow statement

(EUR x million)	2006	2005
Total result for the period	**520.5**	**137.2**
Net financing costs	-4.2	17.4
Share in results of associates	-47.4	-48.7
Income tax expense	15.6	13.2
Impairment losses on long-lived assets	0.2	19.1
Depreciation	42.3	61.1
Amortisation	2.4	2.8
Negative goodwill	-1.3	-1.2
Equity settled share-based payment expense	2.7	2.2
Changes in fair value of biological assets	1.4	-8.6
Movements fair value financing	0.8	-2.9
Other movements	-0.8	-1.0
Cash flows from operating activities before changes in working capital and provisions	**532.2**	**190.6**
Decrease/increase in working capital	-42.1	-34.1
Decrease in employee benefits	-6.7	-4.3
Decrease in provisions	18.4	-5.8
Cash generated from operations	**501.8**	**146.4**
Dividends received	0.0	2.5
Interest received	14.7	3.1
Interest paid	-21.3	-28.2
Income taxes paid	-31.8	-18.9
Gain on sale of property, plant and equipment	-6.7	-0.3
Gain on sale of intangible assets	0.0	-0.9
Gain on sale of '*discontinued operations*', net of tax	-380.2	-3.8
Net cash from operating activities	**76.6**	**99.9**
Acquisition of property, plant and equipment	-51.4	-45.0
Acquisition of intangible assets	-5.7	-5.3
Acquisition of group companies net of cash acquired	-26.0	-13.0
Acquisition of other investments	-12.0	-7.3
Proceeds from sale property, plant and equipment	10.4	3.2
Proceeds from sale intangible assets	0.0	0.9
Disposal of subsidiary net of cash disposed of	1,037.1	13.9
Repayments on other investments	8.4	9.8
Payments of transaction costs	-18.1	-9.4
Net cash from/used in investing activities	**942.8**	**-52.2**
Proceeds from issuance of share capital	40.2	1.2
Repurchase own shares	-148.3	-
Dividends paid to equity holder of Nutreco	-332.8	-9.2
Dividends paid to minority shareholders	-0.2	-4.1
Proceeds from borrowings	-226.8	-113.1
Repayment of borrowings	92.4	-
Net cash used in financing activities	**-575.6**	**-125.2**
Net increase in cash and cash equivalents	443.8	-77.5
Cash and cash equivalents at 1 January	53.6	129.9
Effect of exchange rate fluctuations on cash held	-1.5	1.2
Cash and cash equivalents at 31 December[1]	**495.9**	**53.6**

[1] Including bank overdrafts

No audit performed

Statement of total equity

(EUR x thousand)	Issued and paid up share capital	Share premium account	Hedging reserve	Retained earnings	Undistri buted result	Trans lation reserve	Total Attributable to Equity Holders	Minority interest	Total Equity
As at 1 January 2005	**8,179**	**331,156**	**-3,449**	**112,826**	**77,948**	**-7,674**	**518,986**	**14,873**	**533,859**
Transactions with shareholders									
Undistributed result				77,498	-77,498		-		-
Issuance of ordinary shares	7	754					761		761
Dividend on ordinary shares				-9,221			-9,221	-4,062	-13,283
Stock dividend	93	-93					-		-
Performance shares				2,227			2,227		2,227
Options	8	450					458		458
Total transactions with shareholders	**108**	**1,111**	-	**70,954**	**-77,948**	-	**-5,775**	**-4,062**	**-9,837**
Recognised income and expenses for the period									
Total result for the period					134,448		134,448	2,837	137,285
(De-) consolidations				538			538	-1,325	-787
Tax effect on items processed directly in equity						1,638	1,638		1,638
Foreign exchange translation differences						45,018	45,018	700	45,718
Changes in cash flow hedges			3,381				3,318		3,318
Total recognised income and expenses for the period	-	-	**3,381**	**538**	**134,448**	**46,656**	**185,023**	**2,212**	**187,235**
As at 31 December 2005	**8,287**	**332,267**	**-68**	**184,318**	**134,448**	**38,982**	**698,234**	**13,023**	**711,257**
Transactions with shareholders									
Undistributed result				134,448	-134,448		-		-
Issuance of ordinary shares	2	455					457		457
Dividend on ordinary shares				-318,626			-318,626	-239	-318,865
Stock dividend	190	1,521		-14,176			-12,465		-12,465
Performance shares				2,748			2,748		2,748
Options	398	37,614					38,012		38,012
Repurchase own shares	-739	-147,582					-148,321		-148,321
Total transactions with shareholders	**-149**	**-107,992**	-	**-195,606**	**-134,448**	-	**-438,195**	**-239**	**-438,434**
Recognised income and expenses for the period									
Total result for the period					519,508		519,508	999	520,507
Changes in deferred taxes				936			936		936
(De-)consolidations								-7,874	-7,874
Direct equity entries of associates				-1,350			-1,350		-1,350
Foreign exchange translation differences				3,039		-34,842	-31,803	-446	-32,249
Changes in hedges of foreign exchange transactions			321				321		321
Changes in cash flow hedges			-3,535				-3,535		-3,535
Total recognised income and expenses for the period	-	-	**-3,214**	**2,625**	**519,508**	**-38,842**	**484,077**	**-7,321**	**476,756**
As at 31 December 2006	**8,138**	**224,275**	**-3,282**	**-8,663**	**519,508**	**4,140**	**744,116**	**5,463**	**749,579**

No audit performed

nutreco

PRESS RELEASE

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Amersfoort, 19 February 2007

Nutreco doubles its global premix activities with the takeover of BASF's business in eight countries

Nutreco Holding N.V. announced today the takeover of the animal feed blends, premix and base mix business of BASF in Poland, Italy, USA, UK, Mexico, Guatemala, China and Indonesia with in total 435 employees. The purchase price is not disclosed.

With this new step, Nutreco's premix and feed specialities business - Trouw Nutrition International – with total annual sales in 2006 of EUR 550 million will almost double its sales in premixes to EUR 400 million and will become the number two player in the global premix industry.

After integration and transformation the acquired BASF businesses will contribute EUR 10 million in operating profit to Nutreco in 2009 mainly due to cost synergies. It is expected that the acquired businesses will have a similar margin in two years' time as Nutreco's existing premix and feed specialities operations.

The acquisition of BASF's animal nutrition operation in five promising growth markets - USA, Mexico, Poland, China, Guatemala and Indonesia - contributes directly to the realisation of Nutreco's growth ambitions for its core business in these markets. The takeover of BASF's operations in Europe strengthens Nutreco in its leading role. Especially the BASF business in the UK - 'Frank Wright' - is an important asset given its specific role as supplier of the pet food industry. Except for Indonesia and Guatemala, the acquired businesses will be connected with Trouw Nutrition's local premix and feed specialities business resulting in stronger market positions and higher margins.

The closing of the transaction will be subject to the approval of regulatory and competition authorities and of the consultation with and approval from works councils and trade unions.

Juergen Steinemann, Nutreco's Chief Operating Officer: "This is an important step for Nutreco at a time when we have just finished the *Rebalancing* part of our "Rebalancing for Growth" strategy and mobilised all our resources for a full focus on the growth of our core businesses of animal nutrition and fish feed for aquaculture. In addition it strengthens our business model, supplying feed specialities, services and know how to our customers worldwide".

"The world market for animal nutrition grows by 2 - 3 per cent per annum, although in China, Mexico, USA, Poland and Indonesia this percentage is higher. Reinforcing our strongholds in these growth markets with BASF's operations will help us to gain momentum for further expansion in the America's and Asia. At the same time our leading position in Europe in

premix and feed specialities with Trouw Nutrition International is strengthened with the contribution of the mixing business of BASF in important animal feed markets."

Vitamin blends and premixes are used in compound feed for poultry, cattle and pigs and for pets. Key customers are feed mills, integrators and farms. In the farm segment the necessary ingredients for a complete feed are mixed by the farmers themselves. These farmers are using base mixes which include all feed additives such as vitamins and minerals to which soybean meal, grains, etc. are added to make a complete home mixed feed. Premixes and vitamin blends are more concentrated mixes.

In the past 20 months Nutreco has acquired feed specialities businesses in Japan, Mexico, Russia, China, India and the Netherlands. In Brazil, Nutreco established a new feed specialities production facility.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in its markets through the company's knowledge of the food chains. Nutreco has a selective presence in various stages of the fish and meat production chains. Nutreco's Business Groups, each comprising several Business Units, have approximately 75 production and processing plants in about 20 countries with in total 7,500 employees.

Nutreco's net sales in 2006 were EUR 3.009 million. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 61 40
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 29 March 2007

Growth strategy and capital structure addressed at the Nutreco AGM on 26 April 2007

- Focus on growth by acquisitions in animal nutrition and fish feed; Nutreco talks with potential take-over targets with aggregated sales of over a billion Euros
- Repayment of EUR 170 million to holders of ordinary shares, without being subject to dividend withholding tax

Nutreco is fully focused on growth, after completing the repositioning phase of the "Rebalancing for Growth" strategy. Nutreco focuses on autonomous growth as well as on midsized and larger acquisitions in growth markets and take-over targets that will contribute to the consolidation of existing market positions.

Next to these growth initiatives, Nutreco aims to optimise its capital structure. Nutreco Holding N.V. will propose a repayment of approximately EUR 170 million to holders of ordinary shares at the Annual General Meeting of shareholders (AGM) of 26 April 2007.

A repayment of EUR 5 per issued and outstanding ordinary share will be paid to the shareholders in August 2007, by repayment in cash of EUR 5 in share capital. The date in August shall be announced 8 days in advance via a press release. This repayment is subject to approval of shareholders and conditional upon all formalities relating to the increase and subsequent reduction of capital and the completion of amendments of the articles of association having been completed. This repayment will not be subject to dividend withholding tax.

In addition, Nutreco will start a buy back programme of approximately EUR 15 million to cover share plans and future stock dividend. The buy back of shares, through a mandated bank, will commence after the AGM and will be implemented gradually.

Nutreco's strong financial position provides an excellent basis to focus on growth by means of acquisitions in animal nutrition and fish feed. An analysis of acquisition scenarios combined with the preferred capital structure indicates that there is sufficient financial scope for larger acquisitions, while simultaneously optimising Nutreco's capital structure by the proposed payment to shareholders and the buy back of shares.

Nutreco believes that the capital structure should meet both a net debt to equity ratio of 100% and a net debt of maximum three times EBITDA (earnings before interest, tax, depreciation and amortisation).

In the past 2 years, Nutreco has already acquired feed specialities businesses in Japan, Mexico, Russia, China, India and the Netherlands. In Brazil, Nutreco established a new feed specialities production facility. In February 2007, Nutreco announced the takeover of BASF's premix businesses in Poland, Italy, USA, UK, Mexico, Guatemala, China and Indonesia. Nutreco expects to acquire more premix, speciality feed and fish feed businesses.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in its markets through the company's knowledge of the food chains. Nutreco has a selective presence in various stages of the fish and meat production chains. Nutreco's Business Groups, each comprising several Business Units, have approximately 75 production and processing plants in about 20 countries with in total 7,500 employees.

Nutreco's net sales in 2006 were EUR 3.009 million. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:

Press:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 61 40
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Investor relations:
Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 51 59 94 83
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 27 April 2007

Start buy back programme Nutreco shares on 27 April 2007

Nutreco Holding N.V. announces that its share buy back programme for approximately EUR 15 million will start on 27 April 2007. The share buy back programme will be executed in two sub-programmes with the purpose to cover employee stock plans (approximately 120.000 shares) and with the purpose to cover future stock dividends (approximately EUR 10 million).

Above mentioned share buy back programmes will be executed in accordance with the mandate given by the Annual General Meeting of Shareholders on 26 April 2007. Within the limits set at that meeting, the maximum price to be paid for the Nutreco shares will be (i) the price of the last independent trade or (ii) the highest current independent bid on Eurolist by Euronext Amsterdam, depending on which price is the highest.

The share buy back programmes will ultimately terminate on 25 May 2007, unless the maximum countervalue of approximately EUR 15 million has been repurchased prior to such date. In that case the programmes will end on the date on which this maximum is reached and such early termination will immediately be disclosed.

Nutreco has mandated the execution of the share buy back programmes to Rabo Securities which makes its trading decisions, with regard to the number of shares and the timing of the purchases, independently of Nutreco within certain limits. This means that the share buy back programmes may be continued during closed periods.

*****

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in its markets through the company's knowledge of the food chains. Nutreco has a selective presence in various stages of the fish and meat production chains. Nutreco's Business Groups, each comprising several Business Units, have approximately 75 production and processing plants in about 20 countries with in total 7,500 employees.

Nutreco's net sales in 2006 were EUR 3.009 million. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:

Press:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 61 40
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Investor relations:
Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 51 59 94 83
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 9 May 2007

Buy-back program Nutreco shares completed

Further to the share buy back programme announced on 27 April 2007, Nutreco Holding N.V. announces that:

- during the period from 27 April 2007 until and including 7 May 2007, Nutreco, through a mandated bank, purchased 301,722 of its shares at an average price of EUR 54.81 per share. Herewith the share buy back programme is completed.
- from the total number of ordinary shares issued (being 34,868,682) Nutreco now holds 1,220,093 shares in treasury.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in its markets through the company's knowledge of the food chains. Nutreco has a selective presence in various stages of the fish and meat production chains. Nutreco's Business Groups, each comprising several Business Units, have approximately 75 production and processing plants in about 20 countries with in total 7,500 employees.

Nutreco's net sales in 2006 were EUR 3.009 million. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:

Press:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 61 40
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Investor relations:
Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 51 59 94 83
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 16 May 2007

Conversion ratio final stock dividend Nutreco 1 share for 41

Nutreco Holding N.V. announces that the conversion ratio of the final stock dividend has been determined. This will amount to 1 new ordinary share for every 41 existing ordinary shares. Based on the average weighted price of 11, 14 and 15 May 2007 of EUR 52.74, 1/41th share represents a value of EUR 1.29, which is virtually equal to the gross dividend in cash of EUR 1.30 per ordinary share. Both the cash dividend and stock dividend will be made payable to shareholders on 23 May 2007.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in its markets through the company's knowledge of the food chains. Nutreco has a selective presence in various stages of the fish and meat production chains. Nutreco's Business Groups, each comprising several Business Units, have approximately 75 production and processing plants in about 20 countries with in total 7,500 employees.

Nutreco's net sales in 2006 were EUR 3.009 million. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:

Press:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 61 40
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Investor relations:
Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 51 59 94 83
E-mail: jurgen.pullens@nutreco.com

nutreco

PRESS RELEASE

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Amersfoort, 22 May 2007

Nutreco agrees to acquire Canada's leading animal nutrition business including the Shur-Gain and Landmark brands

Nutreco Holding N.V. announced today that it has signed an agreement to acquire Canada's leading animal nutrition business from Maple Leaf Foods Inc. The purchase price for this acquisition is CAD 500 million (EUR 330 million). The transaction is expected to close in the third quarter of 2007.

The acquired business - through its well-known Shur-Gain brand in eastern Canada and Landmark brand in western Canada - is the leader in animal nutrition technology and offers a wide range of products such as complete feeds, premixes, feed speciality products, feed additives and pet food. The business has strong, long-term customer relationships, an ambitious and experienced management team and a sound financial track record. The revenues are approximately CAD 650 million (EUR 430 million) with a strong earnings margin.

This major acquisition fits Nutreco's core business growth objectives. The animal nutrition business in North America is the largest in the world and it has been a long standing ambition of Nutreco to increase its presence in this important area. Nutreco's growth strategy in animal nutrition focuses on capturing strong positions in nine countries where Nutreco is already active: Brazil, Canada, China, Germany, India, Poland, Mexico, Russia and the United States.

The business is Canada's leading animal nutrition supplier with an overall share of above 20%. Total production in 2006 was 1.7 million tonnes of feed (5.9 million tonnes on a compound feed equivalent basis). It owns and operates 18 dedicated feed manufacturing facilities. The company has approximately 1,200 employees in eight Canadian provinces and New York State.

Juergen Steinemann, Nutreco's Chief Operating Officer, stated:"I am very pleased with this transaction as it allows us to establish a leading position in North America with good growth potential. This acquisition also provides a solid platform for further steps in this region. We welcome the people of Maple Leaf's animal nutrition business who will team with Nutreco to strengthen our global activities."

The closing of the transaction will be subject to customary regulatory approvals.

Rabo Securities and its affiliate, Rabobank International, acted as an exclusive financial advisor to Nutreco.

Since the announcement of the 'Rebalancing for Growth' strategy, Nutreco has acquired animal nutrition and fish feed businesses in Japan, Mexico, Russia, China, India, Poland, UK, Indonesia, Guatemala, Italy and the USA. In Brazil, Nutreco established a new feed specialities production facility.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in its markets through the company's knowledge of the food chains. Nutreco has a selective presence in various stages of the fish and meat production chains. Nutreco's Business Groups, each comprising several Business Units, have approximately 75 production and processing plants in about 20 countries with in total 7,500 employees.

Nutreco's net sales in 2006 were EUR 3.009 million. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:

Press:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 61 40
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Investor relations:
Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
Mobile: +31 (0)6 51 59 94 83
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 24 May 2007

Shareholder approval for Nutreco capital repayment

An Extraordinary General Meeting of Shareholders of Nutreco Holding N.V. today approved a proposal for a share capital repayment of EUR 5 per ordinary share.

Nutreco aims to grow in animal and fish feed, partly through acquisitions in a number of selected countries, as well as to optimise its capital structure. The repayment of EUR 5 per share (totalling some EUR 170 million) is in line with this strategy.

The distribution of EUR 5 per ordinary share is expected to take place in August 2007. The date will be announced in a press release eight days in advance. The repayment will not be subject to dividend withholding tax.

*****

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal feed and fish feed company whose mission is to create added value in important markets on the basis of its food chain expertise. Nutreco also has a selective downstream presence in the food production chain. Nutreco's business groups, each comprising several business units, together have approximately 75 production and processing plants in some 20 different countries and about 7,500 employees.

Nutreco's net sales in 2006 were EUR 3,009 million. Nutreco Holding N.V. is listed on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midcap Index and the Euronext 150 Index.

For more information, please contact:

Press:
Sigrid van Amerongen, Manager Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 61 45
Mobile: +31 6 51 32 76 39
E-mail: sigrid.van.amerongen@nutreco.com

Investor Relations:
Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 33 422 6134
Mobile: +31 6 51 59 94 83
E-mail: jurgen.pullens@nutreco.com

Report

CORPORATE SOCIAL RESPONSIBILITY 2005



nutreco

CONTENTS

CHAPTER ONE – NUTRECO: REFOCUSING CSR PRIORITIES AS WE REBALANCE FOR GROWTH 2

An introduction and summary by Wout Dekker, the Chief Executive Officer of Nutreco.
About this report: a note on the scope and preparation of the report.

CHAPTER TWO – NUTRECO: THE COMPANY 6

The structure, activities and governance of Nutreco and its economic significance.

CHAPTER THREE – CORPORATE SOCIAL RESPONSIBILITY IN NUTRECO 14

This chapter describes the processes and activities used by Nutreco to define and monitor the areas of priority in its corporate social responsibility as well as the relationship of this report to People, Planet and Profit.

CHAPTER FOUR – SUSTAINABLE MANAGEMENT OF NATURAL RESOURCES 20

This chapter focuses on the raw materials used in the production of animal nutrition and fish feed and the sustainability of these materials. It describes some of the initiatives taken by Nutreco to investigate and improve the sustainability of these raw materials.

CHAPTER FIVE – FEED TO FOOD QUALITY 26

This chapter sets out the reasons for selecting this priority area and steps being taken to monitor and improve the quality and safety of food where it relates to feed used earlier in the production sequence.

CHAPTER SIX – CLIMATE CHANGE 30

The ways in which Nutreco affects and is affected by climate change are discussed together with a description of the processes being prepared to monitor and moderate or accommodate these effects.

CHAPTER SEVEN – NUTRECO PEOPLE & INVESTING IN THE COMMUNITY 34

A description and report on the social aspects of Nutreco, concerning both its employees and the wider community.

ASSURANCE REPORT: KPMG SUSTAINABILITY 42

SUBJECT INDEX 43

GLOSSARY 44

NUTRECO CREDO 45

CONTACT INFORMATION 46

CHAPTER ONE
NUTRECO: REFOCUSING CSR PRIORITIES AS WE REBALANCE FOR GROWTH

The year covered by this report has seen important changes in Nutreco as we have successfully enacted the first phase of the strategy announced in November 2004 – Rebalancing for Growth – positioning Nutreco as an animal nutrition and fish feed company. Nutreco took most of the major steps needed to Rebalance during 2005. This



phase has been completed in the first months of 2006. The company is ready to implement the second phase of the strategy, Growth, both through significant acquisitions and through organic growth in current activities. Latin America, Central and Eastern Europe and Asia are identified as having attractive potential for Nutreco.

The objective of rebalancing Nutreco was to generate better returns on capital employed and to reduce exposure to volatility in results caused by fluctuations in meat and fish prices. In 2005 Nutreco divested the Pingo Poultry activities in the Netherlands and Belgium. These focused mainly on poultry processing and the preparation of products for retail and food service. Pingo Poultry was sold to Plukon Royale B.V., a move that placed this activity and its approximately 1,000 employees in a leading European poultry processing company. Also, the 50% share in Hendrix Poultry Breeders was sold to the other shareholder, Bovans Beheer B.V.

In aquaculture, Nutreco received clearance from the European competition authorities to complete the merger of its fish farming and processing activities, Marine Harvest, with those of Stolt-Nielsen, Stolt Sea Farm, to form a stand-alone aquaculture company, Marine Harvest N.V. This change was completed at the end of April 2005 and created the world leader in aquaculture. Nutreco Holding N.V. and Stolt-Nielsen S.A. were the shareholders, on a 75:25% basis.

In December 2005 the shareholders of Nutreco gave unanimous permission to Nutreco to sell at least 34% of its 75% holding. Marine Harvest began preparations for an IPO. In the event, a direct offer for a trade sale was made and accepted during the preparation period. Consequently, on 6 March 2006 Nutreco sold its 75% shareholding in Marine Harvest to Geveran Trading Co. Ltd. for EUR 881 million. With this transaction Nutreco realised a book profit of approximately EUR 350 million.

As a result of these changes made in 2005, Nutreco is rebalanced and has the resources to fund its planned growth. The structure and activities of Nutreco in 2005, as reported on in this publication, are described in chapter two.

IDENTIFYING PRIORITIES FOR CORPORATE SOCIAL RESPONSIBILITY

The shape of Nutreco is changing, with a clear focus on animal nutrition and fish feed and the intention to grow in new geographical areas. What is not changing, though, is our commitment to operating a business in accordance with appropriate corporate governance procedures and with full comprehension of our corporate social responsibilities (CSR), making transparency and dialogue an integral part of our business model. For example, we shall continue our involvement and commitment to stimulating debate on issues facing agriculture and aquaculture through support for and organisation of the biennial Agri Vision and AquaVision business conferences. To take AquaVision further, we have joined with BluePlanet to coordinate the organisation process.

Because the shape and focus of Nutreco is changing, we clearly needed to re-examine our CSR priorities. This was done in 2005 and the process was informed by discussions with several stakeholder groups, including the Nutreco Advisory Board on Sustainable Development and our shareholders. Others involved were sustainable investors, financial analysts and NGOs. The process is described in chapter three.

introduction by the CEO



The views and advice gathered were used to inform internal debates. These led to the identification of four CSR priority areas that are relevant for Nutreco as it now is, and will be for the coming years.

- Sustainable management of natural resources
- Feed to food quality
- Climate change
- People & investment in the community

In previous Nutreco reports we have given attention to the Aquaculture & Society initiative launched by Nutreco in 2002. Much of the content of this initiative is more relevant to the farming and processing activities of aquaculture than it is to fish feed, and Marine Harvest N.V. took on the initiative.

However, one part of Aquaculture & Society, the sustainability of the fish feed supply chain, does remain of direct concern to Nutreco. In the first priority area, this is brought together with our concern for sustainability in raw material use in animal nutrition. As described in chapter four, Nutreco aims to ensure that its raw materials are not provided at the cost of society or the environment. We are actively involved in initiatives, including the described public-private partnership with the Dutch government and the International Union for the Conservation of Nature, to tackle such issues. The chapter also draws attention to the type of dilemma that can face a feed company.

Fish oil is a key component in fish feed and provides farmed fish with their highly valued content of omega-3 polyunsaturated fatty acids that are linked with many aspects of good physical and mental health. However, the sustainable supply of fish oil is finite, while aquaculture is expanding. Nutreco has researched this topic for many years. We have identified available vegetable raw materials to supplement the supply of fish oil and have developed feeding regimes that ensure the fish continue to have a good content of omega-3 fatty acids. In some markets, though, the purchasers of farmed fish require that only fish oil should be used in the feed. Clearly, in this priority area, we will need to generate and present information that is effective in changing understanding and attitudes.

The involvement of Nutreco in food products is now much reduced and is focused on poultry in Spain, which continues to be a market leader, in line with Nutreco's preferred positioning. We do acknowledge, though, that feed is a key stage in the food chain and has a direct role in food quality and safety. This awareness is focused in the second priority area and implemented in practical terms in new structures within Nutreco. These are discussed in chapter five.

We all are becoming aware that climate change is a high-impact phenomenon and that the use of energy and production of greenhouse gases is a factor. Every business is involved. Nutreco has identified climate change as a priority area because agriculture is a contributor and it is affected by changes in climate. The relationship of agriculture and climate change is discussed in chapter six, together with our intentions.

The importance of people, both those who work in Nutreco and those in the local communities, has always been clear for Nutreco. Similarly, Nutreco has always been aware that it has a role in society that is greater than operating a business. This priority area, discussed in chapter seven, was an easy choice.

VERIFICATION

In the past few months we have undertaken the first steps towards verification of our CSR reporting.

We have selected KPMG as assurance provider. As this is the first year of seeking assurance and Nutreco has just changed the four priority areas, for which we will develop key performance indicators (KPIs) in 2006, we have asked KPMG Sustainability to limit the scope of the assurance activities to chapters two to five. In addition, we asked them to review our data collection process at corporate level and to visit two production locations in Spain, with the aim of improving the data management systems, which will enable Nutreco in the future to seek assurance over the other information in the report, including the new KPIs.

PERFORMANCE IN 2005

Because of the changes in Nutreco since our previous report, there are limited opportunities to make valid comparisons as a means of monitoring progress.

In this report we include those performance parameters and company statistics that we consider to be informative on Nutreco and our new priority areas. Further performance data is published on our website, www.nutreco.com.

For the most part, the figures and measures this year do not show anything markedly out of line with our established record. One effect of rebalancing Nutreco away from the meat and fish activities has been a significant reduction in processing

activities and with that a reduction in incidents in which employees are injured. Even so, we can show that the frequency of such lost time incidents has been reduced, which remains one of our objectives.

This year, with great regret, we also have to record a fatality. This accident is reported in chapter seven. Here I can say that the news was a shock through the company and that distance does not lessen that shock. Our sympathy continues to be with the victim's family and colleagues. Further to this, and again with great regret, I must refer to three fatalities during 2005 in the Chilean activities of Marine Harvest. Full investigations were conducted and Marine Harvest has responded appropriately, alone and in conjunction with other aquaculture companies in Chile.

In the past, when reporting on complaints, we have quoted the numbers of complaints received. The complaints in question relate to noise or odour that may be associated with our operating companies. Reporting only the numbers of complaints can give a distorted view, for example if a one case leads to multiple complaints from a single source. To provide an unambiguous metric in future, we shall count cases.

A DIFFERENT NUTRECO TO COME

The year ahead will again be one of change as Nutreco grows. Even so, we are committed to maintain corporate social responsibility as a cornerstone of Nutreco's corporate ethos. We will continue to work in partnership with key stakeholders on the four CSR priorities we have earmarked for Nutreco. We will identify key performance indicators and increase the scope of verification.

Personally, I look forward to the report we shall be preparing in twelve months from now. It will be about a Nutreco that is different and the same – active in new regions but with consistent values and standards.

Wout Dekker
May 2006



ANNUAL REPORT 2005
nutreco



Report
nutreco

ABOUT THIS REPORT

The Nutreco Corporate Social Responsibility Report is complementary to the Nutreco Annual Report.

Reporting is based on information held by corporate offices and on information gathered from the businesses and operating companies that are wholly owned by Nutreco or where Nutreco owns 50% or more. Acquisitions are included when they have become part of Nutreco before 31 December 2005. Divestments during 2005 are not included. Though not reported on, companies where Nutreco has less than 50% ownership but does have operational or managerial control are obliged to adhere to Nutreco policies.

Statistics on social data reported in chapter seven, such as number of employees, relate to all Nutreco sites. Environmental parameters reported in chapters four and six, such as use of energy, are calculated from the data supplied by the 72 production sites of Nutreco.

The data is checked, collated and analysed by Nutreco management. External assurance is given on information in chapters two, three, four and five. Nutreco is in the process of enhancing the quality of data in chapters six and seven to ensure that it will be fully verifiable.

CHAPTER TWO
NUTRECO: THE COMPANY

Nutreco Holding N.V. is an international company in the animal nutrition and fish feed markets, where it seeks to create added value through its knowledge of the food chains. The company has a presence at selected stages of the fish and meat production chains. Nutreco's Business Groups, each comprising several Business



Units, have 72 production and processing plants, including those of joint ventures in which the Nutreco ownership is 50% or higher. These plants are in 20 countries. Nutreco has approximately 7,000 employees. The corporate headquarters of Nutreco is in Amersfoort, the Netherlands.


Operating companies





The businesses of Nutreco divide into five categories:

- Compound feed
- Feed specialities
- Fish feed
- Meat
- Breeding


NUTRECO HOLDING N.V.
Compound feed
Feed specialities
Fish feed
Meat
Breeding
Trouw Nutrition
Hendrix Nanta
Trouw Nutrition International
Skretting
Sada
Euribrid

In 2005 Nutreco also was a major shareholder in the world-leading aquaculture business, Marine Harvest.
The following is a brief overview. Further information on each of these categories and the Nutreco companies that serve them can be found on the Nutreco website (www.nutreco.com > About Nutreco > Markets and products).

COMPOUND FEED

The Hendrix and Nanta Business Groups make a broad range of compound animal feeds, formulated to meet the nutritional needs of farm animals such as poultry, pigs and ruminants. These are sold to farmers either directly or through dealer networks.
The feeds are made and marketed by the Hendrix companies in Belgium, Germany and the Netherlands and by the Nanta companies in Spain and Portugal. A combination of production sites, sales and technical support teams and dealer networks provide a strong presence in these markets.
The Nutreco approach is that its feeds should be recognised for their high quality and performance, value for money, the technical on-farm services and the Total Management Concepts that for customers are an integral part of every product. Management knowledge provided to customers includes information on animal health and environmental topics. For farmers in the Benelux countries, for example, reductions in ammonia emission and of manure production are important environmental topics.
Major feed brands, in addition to the names Hendrix and Nanta, include DFK hobby feeds for small landowners, Kempen, Taurus, Ibercus, Porcimil, Nantiber and Gama Oro.
Both Hendrix and Nanta produce feed for horses, PAVO and EQuiral brands, and Nanta produces rabbit feeds such as Cunilactal and Cunicebial.
Specialist companies in the Hendrix business include Reudink organic feeds and Hedimix, which supplies wet by-products from the food and drinks processing industries as feed raw materials direct to farmers that prepare feed on the farm.





Raw materials for the compound feeds are a combination of direct agricultural products such as feed wheat and soya meal, and the by-products of industries processing agricultural products for food and other industries. Examples include sugar beet pulp and brewers' grains. The sustainability aspects of raw materials used in compound feeds is discussed in detail in chapter four, page 20.

FEED SPECIALITIES

Trouw Nutrition International is the European leader, with a major global presence, in premixes, innovative feed specialities and nutritional services. Nutritional services are used to support product sales. Trouw Nutrition International is active in production and marketing throughout Europe, in North America, Latin America and the Middle and Far East.
Premixes and concentrates are used in animal feeds at low volume but with high precision because of their important animal health and commercial benefits. They include vitamins, minerals and trace ingredients for use by the producers of compound feeds, including those feeds produced by integrated animal production companies. Operating companies of Trouw Nutrition International also supply these products to farmers that mix feeds on the farm and to the producers of petfoods.





Other speciality products include combinations of natural ingredients to provide a valuable alternative to the use of antibiotics for their growth-promoting properties. Sold, for example, under the Greenline™ brand, these are supplied to producers of compound feeds. Feeds for vulnerable transition phases of farm animals such as gestation and weaning form a second group of speciality products. These are sold to farmers, directly or via dealers, and include the Milkiwean and Milkivit brands.
Raw materials, such as vitamins and minerals, for feed premixes and concentrates come from specialist suppliers to the food and feed industries, as these generally are high-value, highly specified materials. Speciality feeds use raw materials similar to those used for compound feeds, though more strictly specified, in combination with premix products.
Arion® dry petfoods for dogs and cats are produced by Trouw Nutrition companies in Belgium and Italy and by Nanta in Spain. Currently they are marketed in twelve European countries and serve the needs of private pet owners and professional dog breeders.
Petfoods use raw materials similar to those used for compound feeds, including by-products from the food processing industries.



OPTIMISING MINERALS IN DAILY RATIONS

Among the tools used by technical service specialists is Minlink™ software developed by Trouw Nutrition International to help farmers optimise the supply of minerals they give to livestock. Optimisation avoids oversupply, which could lead to unnecessary pollution on the farmland as well as adverse interactions in the animals and extra costs. Using the software, it is possible to calculate the exact mineral requirements according to animal type and level of productivity.

FISH FEED

Skretting is the world leader in fish feed. It has operating companies on five continents producing fish feed that is marketed in more than 25 countries, notably in Norway, the UK, Ireland, France, Italy, Spain, Chile and Canada. These Skretting companies produce feeds for around 50 species of farmed fish, including Atlantic salmon and other salmon species, sea bass, sea bream and turbot, for fish produced on land-based farms such as tilapia, trout and eel, and for species new to aquaculture such as cod and halibut.

Major fish feed brands include the Nutra, Optima, Vitalis, Gemma, Perla and Sanostim feed ranges.
The feeds offer advanced nutrition from hatching through to harvest and help ensure the farmed fish provide food products that are tasty and healthily nutritious. They are backed by technical service and support.
The main raw materials used in fish feed include fishmeal, fish oil and vegetable oils as well as other vegetable by-products.
The sustainability of raw materials used in fish feeds is discussed in chapter four, page 20.





MEAT

Grupo Sada is the Spanish market leader in chicken and chicken products and is well known in Spain for its Sada and Cuk brands.
Sada has broiler production units throughout Spain supplying birds to the Sada processing plants, which are strategically placed to supply the Spanish market. Feed for Sada poultry is produced by Nanta. Sada also produces a range of further processed chicken products and meal solutions.
Sada markets its chicken products to retailers, food service companies and food processing companies in Spain. A smaller proportion is exported to the UK and elsewhere in Europe.

BREEDING

Nutreco's animal breeding activities are grouped under the Euribrid identity and they include the breeding of broilers, pigs and turkeys. The breeding companies aim for the best balance of meat characteristics while maintaining excellent reproduction traits. Euribrid works with the latest DNA marker technology to support classic quantitative breeding methods and refrains from transgenics and gene modification techniques.
Euribrid companies supply Hybro broiler poultry, Hybrid turkeys, Hypor pigs and Plumex day-old chicks and hatching eggs for broilers and layers. These are marketed worldwide.





MARINE HARVEST

Marine Harvest was part of Nutreco for the first four months of 2005. At the end of April 2005 Marine Harvest was merged with Stolt Sea Farm as a separate business in which Nutreco had a 75% shareholding. In March 2006 Nutreco announced this shareholding was being divested, see 'Important changes in 2005-2006' on page 12.
In 2005 Marine Harvest was the world's leading producer and supplier of farmed salmon. It was also an important supplier of sea trout and was exploring options for expanding its range by developing the production of species new to commercial aquaculture. Marine Harvest supplied to customers in the retail, food service and industry sectors in more than 70 countries.

Nutreco has research centres that focus on the nutrition and husbandry of pigs, poultry, rabbits, ruminants and fish. Animal welfare and environmental impact are also considerations in the research programmes. The research centres are present in the Netherlands, Spain and Norway. Other research activities are directed to improving feed production technology; using pilot-scale feed production plants. In addition, Nutreco conducts R&D to advance its knowledge of breeding technology and food production. Between them, these centres employ 125 people. Nutreco laboratories in the Netherlands, Spain and Norway support these research activities.



Swine Research Centre

The Swine Research Centre (SRC) is located in Boxmeer in the Netherlands, where it has modern housing facilities for a resident herd of sows, as well as for piglets and growing pigs. A special unit is equipped for physiological and digestion studies. Pig identification systems are used to monitor individual feed intake behaviour and performance and to assess feeding regimes, from the piglet stage onwards.



Poultry and Rabbit Research Centre

The Poultry and Rabbit Research Centre (PRRC) is located between Madrid and Toledo in Spain. It has the best facilities in Europe for research in broiler breeders, broilers, layers, turkeys and rabbits. There is a special unit for digestion studies and the research team is also active in optimising animal housing systems. An adapted feed pilot plant provides the various feeds needed for these research activities.



Ruminant Research Centre

The Ruminant Research Centre (RRC) is located in Nutreco premises in Boxmeer and on a privately owned farm. It has an integrated research team with expertise in dairy, beef and sheep nutrition and in feed management. Many of the trials are initially conducted with the resident research herd of 80 cows. Individual feed intakes are monitored, including the separate intake patterns of concentrates and roughage. Results are used, among other applications, to develop the ration calculation parameters that provide valuable support for farming customers.



Nutreco Aquaculture Research Centre

The Nutreco Aquaculture Research Centre (ARC) is based in Stavanger, Norway, and focuses on the nutrition of fish. These include salmon and trout, also marine species such as sea bream, sea bass and turbot and newer species in aquaculture such as cod.

The ARC has its own analytical laboratory, a pilot-scale feed production plant and a research station for feed trials. It participates in the nearby Centre for Aquaculture Competence (C.A.C.), together with the world's leading aquaculture company, Marine Harvest, and feed equipment company AKVAsmart. C.A.C. is a commercial-scale trials farm.

Activities concentrate on three core areas. The first, and substantially the largest, is the study of the nutritional contributions fishmeal and fish oils bring to feed and how these can be met with alternative raw materials of vegetable origin. The ARC has developed effective salmon feed, for example, with up to 50% substitution.

The second topic is the optimisation of the use of pigments in feed that provide the colouration preferred by most consumers. The ARC's third topic is the development of special products such as starter feeds and anti-stress diets.



Breeding Research Centre

The Breeding Research Centre (BRC) is based in Boxmeer, the Netherlands, where it is active in supporting Nutreco's worldwide Euribrid breeding activities in broiler poultry, turkeys and pigs.

Another key task for the BRC is the development and maintenance of software to support all data collection, storage and handling in the breeding activities.



Food Research Centre

The Food Research Centre (FRC) is the most recent addition to the Nutreco research and development activities. It is based at a Nutreco facility for further processing of poultry, near Toledo in Spain and close to the Poultry and Rabbit Research Centre. The FRC is active in developing meat processing technology and innovative packaging.

IMPORTANT CHANGES IN 2005-2006

At the end of 2004 Nutreco announced its two-stage strategic action plan 'Rebalancing for Growth'. Through this, Nutreco aims for solid profit growth, to reduce earnings volatility and to improve return on invested capital. In order to achieve these goals, in 2005-2006 Nutreco is rebalancing its portfolio of activities and capital employed. Nutreco will focus on the growth of its worldwide animal nutrition and fish feed business by concentrating resources on this part of the portfolio.
In line with the Rebalancing for Growth strategy, two important changes to the company took place in 2005.


Marine Harvest


Pingo Poultry

In May 2005 the fish production, sales and marketing activities of the Marine Harvest Business Group were merged with those of Stolt Sea Farm, a Stolt-Nielsen S.A. company, to form a stand-alone business with the name Marine Harvest N.V. Nutreco held 75% of the shares. In December 2005 Nutreco was given unanimous approval by shareholders at an Extraordinary General Meeting to sell at least 34% of its holding in Marine Harvest. In March 2006 Nutreco sold its shareholding in Marine Harvest to Geveran Trading Co. Ltd. as did Stolt-Nielsen.
In October 2005 Nutreco N.V. and Plukon Royale B.V. announced the completion of the sale of Nutreco's poultry processing business Pingo Poultry. The agreement in principle was announced in June 2005. Completion followed approval from the competition authorities.
Through these changes, Nutreco became the animal nutrition and fish feed company described above and is poised to develop these activities in current and new markets.

GOVERNANCE AND MANAGEMENT IN NUTRECO

The Organization for Economic Cooperation and Development (OECD) describes corporate governance as follows: "Corporate governance is the system by which business corporations are directed and controlled. The corporate governance structure specifies the distribution of rights and responsibilities among different participants in the corporation, such as the board, managers, shareholders and other stakeholders, and spells out the rules and procedures for making decisions on corporate affairs. By doing this, it also provides the structure through which the company objectives are set and the means of attaining those objectives and monitoring performance."
Corporate governance is the responsibility of the Nutreco Executive Board assisted by a team of corporate directors. The Executive Board reports to the Supervisory Board. The principles of corporate governance as applied in Nutreco are described on the Nutreco website (www.nutreco.com > Corporate Governance).

Compliance

All managing directors and controllers of Nutreco companies are required annually to sign a detailed statement with respect to financial reporting, internal controls and ethical principles. Any observations made in these statements are reported to and discussed with the Executive Board and the Audit Committee.

Supervisory Board

The Supervisory Board of Nutreco represents the interests of the shareholders and society at large by supervising the activities of the Executive Board. Certain decisions require the approval of the Supervisory Board. The Supervisory Board members are Rob Zwartendijk (Dutch, chairman), Yves Barbieux (French), Jan Maarten de Jong (Dutch), Louis Ligthart (Dutch) and Jaap Vink (Dutch). Each is appointed for a period of four years, renewable two times only. Joint meetings of the Supervisory Board

and the Executive Board are held at least six times a year. Details of the Supervisory Board members and the Supervisory Board rules are available on the Nutreco website (www.nutreco.com > Corporate Governance > Supervisory Board).

Executive Board

The Executive Board is responsible for the day-to-day operations of Nutreco and for establishing and implementing the long-term strategy. The Executive Board ensures Nutreco operates in a responsible manner, in compliance with national and international regulations concerning animal nutrition and fish feed businesses and other activities in which Nutreco is occupied, and those applying to the operation of an international business based in the Netherlands.
The Executive Board comprises:

- Wout Dekker, Chief Executive Officer
- Juergen Steinemann, Chief Operating Officer
- Cees van Rijn, Chief Financial Officer

Details of corporate governance in Nutreco are explained in the Nutreco Annual Report 2005, pages 52-65, in compliance with the Tabaksblat Code (requirements for corporate governance for companies based in the Netherlands, also known as the CG Code).

ECONOMIC IMPACT OF NUTRECO ACTIVITY

Nutreco's net sales in 2005 were EUR 3,002.4 million. The profit was EUR 134.4 million (73% up on 2004). These figures include the fish farming activities of Marine Harvest for the first four months of the year. The turnover and profits place Nutreco in the top 50 of companies based in the Netherlands. The turnover of Nutreco businesses based in Spain make Nutreco a top 100 business in Spain.
Nutreco activities do not constitute a significant part of the economy of any other country in which Nutreco operates.
Purchase of raw materials has economic importance in South America. Nutreco purchased 246,000 tonnes of fishmeal in Peru and Chile, where total production ranges from 2.2 to 2.5 million tonnes a year. These purchases accounted for roughly 10% of total production of Peru and Chile in 2005. Nutreco purchases approximately 65,000 metric tonnes of soya meal a month in South America; 60% of this is from Argentina and 40% from Brazil.



FINANCIAL INFORMATION 2005

Nutreco is a publicly owned company that is quoted on the Eurolist by Euronext of Euronext Amsterdam N.V. and is included in the Amsterdam Midkap Index and the Euronext 150 Index.
Nutreco has been selected to be part of the Kempen SNS Socially Responsible Investment Index – based on strict criteria relating to sustainability.

An indication of the comparative scale of the business categories in Nutreco can be seen in their revenues from sales to third parties and operating results in 2005. Figures relate to continuing operations and are in EUR millions. Further financial information is given in the Nutreco Annual Report.

Category	Revenue	Operating results
Compound feed	811.2	23.8
Feed specialities	450.7	19.6
Fish feed	762.0	57.7
Meat	714.8	25.8
Breeding	73.9	7.3

CHAPTER THREE
CORPORATE SOCIAL RESPONSIBILITY IN NUTRECO

Any business, such as Nutreco, with ambitions for long-term success must add positive corporate social responsibility (CSR) to the need for good corporate governance. Nutreco defines CSR as care and responsibility towards the society and



environments in which it operates. Achieving a high standard in these two performance parameters – corporate governance and CSR – in combination with commercial success provides the basis for sustainability.

The CSR stance of Nutreco is set by corporate leadership, represented in the Executive Board, and is founded on a group of written codes – the Credo (see page 46), the Code of Ethical Conduct (with which all managers a required to sign a statement of compliance) and the Health, Safety, Environment and Quality policy. The latter two can be found on the Nutreco website (www.nutreco.com > Corporate Governance and > Corporate Social Responsibility).
A responsible company must review its CSR priorities regularly to ensure they remain in line with the activities of the company and with the continuous evolution in subjects that concern society. The introduction of the Rebalancing for Growth strategy, described in chapter one, page 2, meant that 2005 was an appropriate time for Nutreco to carry out such a review. The review combined stakeholder dialogues, described below, with internal discussions. It led to priorities being reconfirmed and to the nomination of new or modified priorities in line with Nutreco today.
The criteria used by Nutreco in selecting CSR priorities were that they should represent areas that are of concern to society and where Nutreco participates to the extent that its actions can make a difference.

DEFINING THE PRIORITIES – DEBATES WITH STAKEHOLDERS

Rebalancing for Growth began at the end of 2004 and led to three significant changes in the composition of Nutreco. Hendrix Meat Group (2004) and Pingo Poultry (2005) were divested to companies with a greater focus and scale for such activities in northwest Europe. Marine Harvest was merged with Stolt Sea Farm to form an independent business entity. As a result, the balance of business in Nutreco changed, with animal nutrition and fish feed becoming the main activities.
Reviewing the CSR priority areas for Nutreco was a process of several steps involving Nutreco people and external stakeholders. In early May 2005 the Nutreco Advisory Board on Sustainable Development (ABSD) met with members of the Executive Board and corporate management to assess the impact of the changes in Nutreco on its CSR priorities. The ABSD was founded in 2002 to provide objective advice and recommendations as an added support to the drive for sustainability in Nutreco. It comprises a team of leading academics with a broad knowledge of specialist areas related to the sectors in which Nutreco operates.
At the end of the discussions the ABSD delivered specific recommendations on priority areas, approaches to take and the means of reporting on these measures and initiatives. Recommendations included, for example, that the Aquaculture & Society programme launched by Nutreco in 2002 should become the responsibility of Marine Harvest and be replaced in Nutreco by a focus on the sustainability of feed raw materials, with attention to environmental impacts through the chain of supply.
The ABSD also suggested the annual Social & Environmental Report should be more concise and complemented by the production of short reports on specific topics, with the publication of social and environmental performance facts and figures on the Nutreco website. Benefits include targeted distribution of specific reports and activity in CSR reporting through the year.
Again in May 2005 the Annual General Meeting of Nutreco provided further feedback and discussions. These views and the ABSD recommendations were debated and developed into a draft list of priorities by corporate management together with the Executive Board.


corporate social
responsibility



The Advisory Board on Sustainable Development visiting the Swine Research Centre

Priorities identified at this stage were further tested in October 2005 in a debate organised by the VBDO (Dutch Association of Social and Sustainable Investors). The debate was financially supported by the Dutch Government and was also attended by academics and representatives from banks and the government.
Participants acknowledged the relevance of Nutreco's proposed new CSR priorities but also indicated they expect Nutreco to compare its achievements with previous years and with peers in the industry. External verification was regarded as an important step to make in future reporting and Nutreco initiated action on this (see below).
At the end of this process Nutreco confirmed the following CSR priority areas, initially for the next five years:

- Sustainable management of natural resources
- Feed to food quality
- Climate change
- People & investment in the community

In addition to the focus of attention on these priority areas, Nutreco will continue to gather and record the wide range of social and environmental data as reported in previous years. Equally, the adoption of these priorities does not mean that Nutreco no longer gives attention to animal welfare. This remains an important factor, for example in breeding programmes for laying hens as described in the 2004 report on page 35 and in R&D as for example in the COM4 programme described in this report on page 32.

Monitoring and verification

During 2006 Nutreco will review and select appropriate key performance indicators for each priority area. They will be used to monitor progress and as a means of reporting on this.
For external verification, KPMG has been selected as the assurance provider. Because this is the first year of seeking assurance, and as Nutreco has revised its priority areas and will develop key performance indicators in 2006 for these areas, KPMG Sustainability was asked to limit its scope to chapters two to five. In addition and not as part of the assurance activity, the verification team was asked to contribute to improving the data management systems that will enable Nutreco to seek assurance on the remaining chapters in the future. For this, the following activities were performed:

- Assess systems used to generate, validate and aggregate the 2005 data at corporate level
- Visit production facilities in Spain, one Nanta (feed) site and one Sada (poultry) site, to assess the quality of local data management systems and the reliability of the data reported









Early feedback from the pilot project indicates that the questionnaire used to gather information from all Nutreco businesses could be revised to clarify further what is wanted and to ensure it is more in line with the information generated as part of the business processes.

The four Nutreco priority areas are briefly introduced here and are the subjects for the following four chapters.

Sustainable management of natural resources

As an animal nutrition and fish feed company, Nutreco's key resources are the raw materials for its feeds. Production, processing and transporting of these raw materials all have environmental impacts. Nutreco is aware of issues surrounding raw materials and, for example, has taken initiatives in the sustainability of supplies such as soya, fishmeal and fish oils. Prioritising this area may enable Nutreco to identify further issues and contribute to resolving them.

Feed to food quality

Animal and fish feeds have a direct influence on the quality of the final food products, in terms both of palatability and nutritional value. In addition, feeds can be the source of food safety incidents. For these reasons, any advances are important for Nutreco, for its customers and for consumers. This priority area provides an opportunity to bring together and coordinate actions across the business.

Climate change

Changes in the global climate have multiple effects on Nutreco: on raw materials supply and on the needs of its customers. Farmers, for example, are vulnerable to the effects of climate change through impacts such as droughts, flooding and consequent loss of topsoil. At the same time, agriculture is an important contributor to the production of greenhouse gases, such as methane and nitrous oxide, with a potential to contribute to climate change.

People & investment in the community

People in Nutreco and those affected by the activities of Nutreco are covered in this priority area. It is an opportunity to report on employment and social policies and to make clear that Nutreco is aware that it cannot operate in social isolation.

RESPONSIBILITY IN THE SUPPLY CHAIN

Nutreco believes that its corporate social responsibilities in these priority areas do not stop at the boundaries of the company. They extend back along the supply chains to the company's suppliers where sustainability of raw materials, feed to food quality, climate change and people (especially conditions of employment) are concerned. They extend forward along the supply chain for feed to food quality and climate change.

The priority areas are reported in more detail in the following four chapters.



PEOPLE, PLANET, PROFIT

One approach to CSR reporting is under the headings of People, Planet and Profit (PPP). At Nutreco the decision was

taken to identify areas of priority that accurately reflect its specific activities and their impacts, rather than reporting under these broad headings. This CSR report, the Nutreco Annual Report and the contents of the CSR section of the Nutreco website collectively will provide the information expected in PPP reporting.
People clearly is a topic in this report. People are affected today by the activities of Nutreco and in the future by the ability of Nutreco to improve its sustainability. People also are employees of Nutreco. The Nutreco approach is that employees should be provided with worthwhile jobs in safe surroundings, be fairly paid and have opportunities for development and progression. Employment conditions should be in line with those expected of a multinational business. Employment conditions for employees also are a consideration in the selection of suppliers to Nutreco, for example see chapter seven on page 39.
Planet is addressed in terms of the sustainability of natural raw materials, climate change and in the data provided on the use of resources such as energy and water. The Nutreco approach is to keep its activities in line with the 'Brundtland' definition of sustainability and that its activities should not diminish options for those generations yet to come. The approach is demonstrated in the initiatives on sourcing fishmeal, fish oil and soya meal (see page 23).





Profit and other financial aspects are covered in the Annual Report. The Nutreco strategy is aimed at generating solid profit growth by participating globally on the growing animal nutrition and fish feed markets. To ensure good returns on capital invested and the generation of a sound cash flow, Nutreco has a policy of active portfolio management. The implementation of this in 2005, as part of the Rebalancing for Growth strategy, led to the changes in Nutreco, described in chapter two, including divestments that have released funds for further growth in animal nutrition.

STAKEHOLDER DIALOGUES

Nutreco participates in several stakeholder dialogues at corporate and local levels to assess the concerns of organisations and communities, and of society in general, where those concerns are relevant to the activities of Nutreco. There are many such dialogues and the common theme is to focus on identifying the most relevant and pressing issues, then to seek constructive partnerships aimed at resolving them.
The following stakeholder dialogues are described in this report:

- Advisory Board on Sustainable Development (see above)
- Dutch Association of Social and Sustainable Investors (VBDO) debate on sustainability reporting (see above)


Vision
Empowering Partnerships



- International Seminar on the Sustainability of Peruvian Industrial Anchoveta Fisheries (see page 23)
- Salmon Aquaculture Dialogue of WWF USA (see below)
- Agri Vision 2005 (see below)


Vision
Vision

Salmon Aquaculture Dialogue

Representatives of Nutreco corporate, Skretting and Nutreco Aquaculture Research Centre participate in the Salmon Aquaculture Dialogue. Nutreco has been an active participant since the inception of the dialogue and is a member of the steering committee. The dialogue was initiated in 2004 by WWF USA to address the key issues and challenges of sustainable salmon farming and involves stakeholders from all salmon producing countries, including several NGOs with strong environmental views. Among these is a group of NGOs based in British Columbia that formed the Coastal Alliance for Aquaculture Reform (CAAR).

In January 2006 CAAR and Marine Harvest Canada, part of the world-leading Marine Harvest joint venture aquaculture business in which Nutreco had a significant shareholding, announced the completion of a Framework for Dialogue. The Framework promotes collaborative research towards more sustainable industry practices relating to open net-cage salmon farming and its impact on wild salmon. Further information can be found on www.worldwildlife.org/cci/dialogues/salmon.cfm.

As a member of the steering committee, Nutreco contributed USD 20,000 to help fund the dialogue.

Agri Vision 2005

In 2005 Nutreco organised the third biennial Agri Vision international business conference. The conference, held in June at Noordwijk-aan-Zee in the Netherlands, attracted around 400 delegates from 41 countries representing agricultural and food businesses around the world. It covered three broad themes of Vision, Ventures and Values, with particular attention to the importance of partnerships in the business model.

Delegates heard from industry leaders and observers and debated key themes affecting the industry. A wide range of topics included the supply of raw materials, compound feed businesses in India and Japan, meat exporting in Europe, representation for European farmers and the value of partnership in building long-term relationships, for example as a supplier to McDonald's restaurants.

Nutreco hosted Agri Vision in association with Rabobank and it was sponsored by Bunge and DSM.

As the hosts of Agri Vision, Nutreco took an initiative to organise a high-level roundtable discussion that preceded the conference. Dubbed InnoVision, the roundtable was attended by eight research leaders representing North and West Europe, Central and East Europe, North America, South America and Asia. Discussions covered opportunities for research and innovation partnerships in the pig and poultry value chains.

In summary their conclusions were that the strong increase in demand for meat protein that will follow the inevitable growth in income and population around the world requires innovations in all agricultural regions. Effective partnerships between the regions will facilitate rapid achievement of the necessary innovations. Each of the regions needs to fulfil the same progress path but they are at different stages in the process. The discussions identified several areas where interregional actions may accelerate and increase the productivity of research, which will benefit agriculture and society in equal measure.



Networking at Agri Vision 2005

CHAPTER FOUR SUSTAINABLE MANAGEMENT OF NATURAL RESOURCES

Compound animal feeds and fish feeds provide a complete diet through a combination of energy and protein, with essential nutrients such as vitamins and minerals. They can be used alone or in combination with, for example, farm-produced forage such as hay or silage. As an animal nutrition and fish feed company, Nutreco's key resources are the raw materials for these feeds. Production, processing and transporting of these raw materials all have environmental impacts and may also have social effects. Nutreco is aware of sustainability issues relating to raw materials – for example of soya, fishmeal and fish oils. It has taken initiatives to investigate the degree of their sustainability and to work in partnership with supply chain participants to improve this where appropriate. These initiatives cover the environmental and social issues of production and supply along the chain, both now and for the future. Prioritising this area may enable Nutreco to identify further issues and contribute to resolving them.



MILLENNIUM DEVELOPMENT GOALS

In addition, by working to improve the sustainability of its raw materials, Nutreco can, in a modest way, contribute to achieving one of the goals of the Millennium Declaration of the United Nations, namely, "to integrate the principles of sustainability into country policies and programmes; to reverse the loss of environmental resources."
Introducing the session on 'Poverty reduction, environment and the Millennium Development Goals' at an Organization for Economic Cooperation and Development (OECD) conference in Paris in April 2006, Agnes van Ardenne-van der Hoeven, the Dutch Minister for Development Cooperation, said that partnership enabled the involvement of the private sector in working towards these development goals. Specifically, she reported the partnership of the Ministry with Nutreco and the Netherlands Committee of the International Union for the Conservation of Nature (IUCN) to enhance sustainability in the fishmeal production chain. Nutreco, through its Skretting business, is the world leader in fish feed, prompting the Minister to describe Nutreco as "the adequate partner to engage with" in this project. The fishmeal sustainability project is described below.

THE FEED INDUSTRY'S ROLE IN THE RAW MATERIALS MARKET

The feed industry is an outlet for raw materials in three broad groups:

- Raw materials normally used in food production and that are surplus to requirements for food
- Raw materials that are lower grade and not wanted for food production
- By-products of the food and drinks processing industries

Other raw materials, such as fishmeal and fish oil, are used mainly by feed producers.
Because the formulations of raw materials used in animal feeds are flexible – a variety of raw material options may be used to achieve each specific nutritional specification – the industry acts as a stabiliser for raw material prices.
Where a raw material is in surplus, feed companies will buy and thus raise demand. Prices are less likely to fall to the point where dumping or destruction is an economic option. When there is a shortage, feed companies will turn to alternative raw materials, reducing demand for the material that is in short supply and easing pressure on prices.


sustainable
management of
natural resources

Animal feed provides an effective way of upgrading non-food-grade materials, such as feed-grade wheat, and of making effective use of by-products of the dairy, brewery and juices industries. In both cases, these raw materials are converted by agricultural activities into high-quality food for human consumption.
The current trend for governments to encourage increasing production of biofuels from vegetable origin, such as rapeseed, means there will be increasing production of the protein-rich meals that remain after extraction of oil from the seeds. Again, compound feed companies will provide a useful outlet for these by-products.

CONSUMPTION IN 2005

In 2005 Nutreco used in round figures 5,200,000 tonnes of raw materials in compound animal feed (this figures includes Hedimix by-product raw materials but not the raw materials used in feed specialities – see chapter two, page 8-9) and 1,020,000 tonnes of raw materials in fish feeds.
When purchasing these raw materials, Nutreco aims only to purchase from reliable, certifiable sources that it believes to be free of any illegal or unsustainable practices. Considerable care is taken to ensure the raw materials are safe, as is described in the following chapter. Further information on identification of appropriate sources and the methods employed to ensure safety will be published on the Nutreco website (www.nutreco.com) in 2006.

SELECTING RAW MATERIALS FOR ANIMAL FEEDS

Compound animal feeds are manufactured to meet specifications prepared by specialists in animal nutrition. The nutritionists specify the required nutritional content of the feed according to the needs of the particular species of animal and its growth stage or position in the production cycle, for example with dairy cattle. The raw materials that will be used are not specified. Essential nutrients are usually provided through the use of small amounts of premixes or feed concentrates. Proteins and energy are provided by the major bulk of the raw materials in the feed.
The people who work as feed formulators select the raw materials used to produce a batch of feed according to what is available. Their task is to match the nutritionist's specification by using a combination of the safe and approved raw materials available at the time while achieving optimum cost.
Formulators can match a nutritional specification in many different ways. The costs of the final feed are influenced by the price of the raw material, its nutritional content and the time and energy needed to process it, also its compatibility with other available raw materials. Raw materials purchasing teams and the formulators have extensive information on these topics to help in their decision-making.

CLASSIFYING RAW MATERIALS IN NUTRECO

Following the identification of sustainable management of natural resources as a priority in Nutreco, the company began to catalogue and classify all raw materials used in its animal and fish feeds according to origin and value.





Classification of raw materials


Primary products
31%
46%
9%
Main products
14%
Co-products
Residuals

Origins of raw materials


Asia
3%
South America
22%
North America
2%
EU
73%

Each raw material has been classified into one of four categories according to the proportion of the total revenue generated by the crop that its use in animal nutrition or fish feed represents:

- Primary products are those where 80% or more of the total revenue generated by the crop is through its use in animal nutrition or fish feed.
- Main co-products are where the proportion of the total revenue generated by the crop through its use in animal nutrition or fish feed is 50–80%.
- Secondary co-products are where the proportion of the total revenue generated by the crop through its use in animal nutrition or fish feed is 15–50%.
- Residual products are where the proportion of the total revenue generated by the crop through its use in animal nutrition or fish feed is less than 15%.

Soya, for example, divides into soya meal, which represents about two thirds of the total revenue generated by the crop and soya oil at about one third. The soya hulls have only a very small residual value. Therefore soya meal is a main co-product, the oil is a secondary co-product and the hulls are residual products. Fishmeal, representing 85% of the total revenue generated by the fish it is derived from, is a primary product.
The methodology for this analysis of raw materials was prepared in 2005 and the exercise will be completed in 2006.
This classification will help Nutreco identify where its raw material purchasing has the greatest economic importance and thus where it can effectively focus attention on improving sustainability, for example in soya production. Additionally, the classification contributes to an analysis of the energy costs of raw materials, see page 32 in chapter six on climate change.
Initial results indicate that around 73% of Nutreco raw materials, by weight, come from within the European Union. They also indicate there are two important products used by Nutreco as raw materials, namely soya meal (main co-product) and fishmeal (primary product).
Skretting fish feed businesses used 386,000 tonnes of fishmeal in 2005, 6% of the globally available total, and the animal feed businesses used 5,500 tonnes.

International Seminar on the Sustainability of Peruvian Industrial Anchoveta Fisheries

In an action to support sustainability throughout the fish feed chain, Nutreco participated in the organisation and running of the International Seminar on the Sustainability of Peruvian Industrial Anchoveta Fisheries. The seminar was held in Peru from 31 August to 2 September 2005 and was jointly hosted by the governments of Peru and the Netherlands with the Sociedád Nacionál de Pesqueriá (SNP), which represents the majority of the fishing businesses of Peru. It was co-sponsored and co-organised by Nutreco and the Netherlands Committee of the International Union for the Conservation of Nature.
Public and commercial organisations attending the seminar included the World Bank, the International Fishmeal and Fish Oil Organisation, SGS del Peru, the Foreign Affairs Ministries of Peru, the Netherlands and Spain, fishmeal and fish oil companies, the Marine Stewardship Council, civil society groups in Peru and universities of Peru.
International civil society groups that attended the seminar were Oceana, Birdlife International and WWF.

Following the seminar, as suggested by the ABSD, Nutreco produced and published a short report, Improving the sustainability of the world's largest fishery.
A new initiative for 2006 will create an inventory of raw materials according to origin and energy used in transport will be assessed.
In another initiative that followed the Lima seminar, Nutreco has been actively involved in preparations for a follow-up meeting to be held in Rotterdam, May 2006. The goals are to follow up the learnings from Lima and maintain momentum, to study further the complexity of anchoveta sustainability, to draw the attention of European parties to the issue, to demonstrate to Peruvians the level of stakeholder interest and to work towards consensus on priorities and plans for the future.

DILEMMA FOR AQUACULTURE

By the raw materials classification described above, fish oil is borderline secondary co-product in status, representing around 15% of the revenue obtained from the original fish from which it is derived. However, Nutreco views fish oil as being more important than this classification indicates at first sight because aquaculture uses about 80% of the world fish oil production. In 2005 Skretting used around 20% of the available total of fish oil.
Because aquaculture uses such a high proportion of available fish oil, if it is to expand, alternatives to fish oil must be found. There is pressure to achieve this as wild fisheries are stable and cannot be increased without impacting on their populations; yet worldwide demand for fish is growing because it provides high-quality nutrition for human consumption around the world.
This presents aquaculture, and therefore Nutreco, with one of its dilemmas in working towards sustainable solutions for its feed raw materials. Consumers, the medical professions and health authorities are becoming increasingly aware of the health benefits imparted by omega-3 fatty acids, especially EPA and DHA, in the human diet and the important role that oily fish such as salmon play in this. However, the omega-3 fatty acids are derived principally from the fish oil component of the fish feed. In some markets the purchasers of farmed fish require that only fish oil should be used in the feed.
For more than ten years Nutreco, through its Aquaculture Research Centre (ARC) and Skretting, has been investigating the options available to achieve a reduction in dependence on fish oil. Key parameters are that any changes should not reduce the nutritional content and health value of the fish as food, nor should they be detrimental to the health and performance of the fish themselves.
Results from the research programme are put into practice by Skretting. Skretting Norway, for example, substituted around 33% of the fish oil with vegetable oils on average across all production in 2005.
The ARC participated in an extensive EU project, RAFOA, which was concluded in 2005. The project showed that salmon and trout feed could contain 100% vegetable oil. Combined with fishmeal, this gives equally good growth, quality and fish health as feed based on marine oil. The project also indicated that at least 60% of marine oil could be substituted in diets for sea bass and sea bream. RAFOA participation has contributed significantly to basic knowledge on fat metabolism in fish and the comparative nature of the project adds strength to the results.



FLUCTUATING VALUE OF FISH OIL

Fish oil has been viewed with changing attitudes over the past few decades. In the early 1980s it was seen as a low-value by-product of fishmeal production. In 1986 the Food and Agriculture Organization (FAO) technical paper T142 stated that fish oil was of secondary value. It was often used as fuel, for example at fishmeal plants. In the 1990s new technology, such as the OSCAR-vacuum system pioneered by Skretting, enabled fish feed producers to include higher oil contents in the feed without leakage. This provided higher performance diets and created a greater demand for the fish oil, increasing its value. Now that fish oil has become a potentially limiting factor, aquaculture researchers are developing technologies to use alternatives and supplements.

NON-GMO PRODUCTS

Where customers request them, Nutreco supplies non-GMO feeds – feeds free from genetically modified organisms as raw materials. Such feeds require specific purchasing of non-GMO raw materials, for which there is a price premium.

Of the approximately 65,000 metric tonnes of soya meal purchased by Nutreco each month in 2005, the proportion of non-GMO was approximately 10,000 tonnes, with a price premium of 5–10%.

Just under half of the fish feed supplied by Skretting in 2005 was non-GMO. Main demand for non-GMO feeds is in the UK, Ireland and mainland Europe, both for salmonid fish and marine species.

Five percent of Skretting fish feed in 2005 was approved by organic certification bodies, mainly for the UK and Ireland.


OLEOTOP

SKRETTING SUPPORTS VEGETABLE OIL PRODUCTION IN SOUTHERN CHILE

Skretting in Chile is providing valuable support for agriculture in the south of the country, which it is hoped will contribute to economic development in the region.

A new company, Oleotop, was set up in March 2005 in Region IX to provide opportunities for southern agriculture by producing vegetable raw materials for aquaculture, initially canola (rapeseed) oil. In its first year of operation Oleotop contracted more than 80 farmers to grow a total of 4,000 hectares of canola. This is equivalent to one third of the entire Chilean production in the 2003-2004 season. Oleotop committed to sell all the expected oil to Skretting for use as a substitute for fish oil. Skretting also has first option on any overproduction. This agreement means the farmers have a market and have the confidence to grow the crop.

Despite the growth of aquaculture in recent years, the southern regions of Chile are still considered by the Chilean government as isolated and underdeveloped. There are many factors causing this, including low education, low incomes and a lack of infrastructure. In some areas of the southern regions, agriculture is basic and mainly at a subsistence level. Aquaculture is gradually making a difference and Nutreco companies have played an important role.

The contract with Oleotop is more than a new income for the region, it also contributes to the sustainable development of Chilean aquaculture, as a resource to supplement fish oil.

CHAPTER FIVE
FEED TO FOOD QUALITY

Animal and fish feeds have a direct influence on the quality of the final food products in terms both of palatability and nutritional value. In addition, feeds can be the source of food safety incidents. For these reasons, any advances that



improve feed quality and quality control are important for Nutreco, for its customers and for consumers. This priority area provides an opportunity to bring together and coordinate actions across the business.

SOCIAL TRENDS

Food quality

There is a growing public awareness of the role of food in maintaining good health and the quality of the food is a factor. Overweight, obesity and apparent over-reliance on so-called junk food in some parts of society have, in the past few years, become focal points for health authorities, nutritionists, the public and for politicians.

Attention to the health-promoting potential of good quality food is increasing both in scientific and consumer communications. For Nutreco, the relationship of feed to food quality is one of the great challenges. Nutreco is responding by identifying ways in which it can maintain or enhance the nutritional quality of final food products through the quality of the feed, while remaining competitive in the marketplace. For example, Nutreco supplies fish feeds that ensure a good level of omega-3 fatty acids in species such as salmon and is supplying animal feed ingredients to incorporate these acids in other food products such as milk. Nutreco also supplies animal feeds that provide tasty meat with improved fat profiles and milk with optimum balances of proteins and fat.

Food safety

In the past decade attention to food safety has been driven by consumer perception of the risks associated with food. Public confidence in food safety is gradually increasing through the reactions of the agriculture and food industries and retailers, and with increased attention and regulation by public authorities. However, public concerns remain the main factor driving food safety processes.





feed to food quality






The creation of food safety bodies such as the European Food Safety Authority (EFSA), combined with the attention paid to food safety by governments and international regulators, means the role of these food safety bodies is increasingly important for all players along the feed to food value chains. Nutreco believes that in the relatively near future, the food safety bodies and governments will overtake public perception as the arbiters of food risks and consequent safety standards. This will lead to a more regulated and stable operating environment, with a clear legal framework, fewer or no gaps and the introduction of concepts such as action levels and rapid alert systems. A stable and regulated operating environment is a benefit for those feed and food businesses that have prepared themselves to meet and remain in step with all legislative requirements.
Nutreco is responding to these changes through the reorganisation of its food quality and safety infrastructure described below.

NUTRACE®: NEXT STEPS

Implementation of the Rebalancing for Growth strategy is changing the points of focus on feed and food safety in Nutreco but the importance and level of attention given to this topic is maintained.
In 2005 the structure and function of feed to food quality activities, including feed to food safety, were reviewed and a new structure was prepared for introduction in 2006.
A new Quality & Regulatory Affairs unit came into existence at the beginning of 2006. The unit will provide central steering to broaden, integrate and unify feed to food quality processes in Nutreco, whilst retaining the ability of individual businesses to meet specific local demands. The unit will maintain a watch over the opinions and intentions of legislators and on pending legislation. In addition, the unit will give attention to protecting the intellectual property of Nutreco.
Nutreco is continuing the development and implementation of NuTrace®, the Nutreco feed to food safety programme that is effective over all Nutreco businesses, and Nutreco continues its participation in initiatives such as TrusQ, the coordinated feed safety programme involving the leading animal feed suppliers of the Netherlands.
To help unify and integrate feed to food safety and quality processes throughout Nutreco, NuTrace will become integrated with the Quality Management structure of the Health, Safety, Environment and Quality (HSEQ) system as described in the Nutreco HSEQ policy and audited by the internal HSEQ team, see page 36.

SALMONELLA IN SPAIN

At the end of July 2005 several unusual factors coincided with a brief fault at the further processing plant of Sada and for a short period the roasted chickens were contaminated with salmonella. Reports from retailers in different regions alerted Sada to the problem at the plant.
Sada management reacted rapidly, using the crisis manual that had been prepared for such an eventuality. Production was halted and a crisis management team was formed. The authorities were immediately informed, as were all retailers that had received chickens from that batch, and the products were recalled. Sada placed prominent announcements in leading newspapers telling consumers of the potential problem. The announcement said they should return their purchases to the retailer, who would refund their money.

 

In the following days the crisis committee coordinated actions in Sada and communications with retailers, health authorities, politicians and consumers, providing clear information on the current situation. The Spanish food authority imposed a fine on Sada as a result of this incident. The production line was rebuilt in cooperation with the food safety authority.

SKRETTING IMPLEMENTS NUTRACE®

The Skretting fish feed businesses implemented NuTrace® as their feed quality and safety concept in 2005, following the establishment of Marine Harvest as a separate business entity.
Previously Marine Harvest had applied the NuTrace concept throughout its production and processing activities and used it as part of the marketing message. Skretting did not use the term NuTrace so that Marine Harvest competitors were not able to associate this Nutreco concept with their products.
Throughout that time Skretting applied equivalent feed quality and safety measures under the name of Skretting Quality House. This is now changed to NuTrace, which is being implemented in its totality and, as described above, will be integrated with the Quality Management Module of the Nutreco HSEQ system.

CHAPTER SIX
CLIMATE CHANGE

Changes in the global climate can have multiple effects on Nutreco as a customer and supplier.

- *Climate changes affect the availability of raw materials for feeds and alter the needs of customers as they adapt their activities.*
- *Phenomena such as droughts, flooding and consequent loss of topsoil impact on farmers – both as suppliers and customers.*
- *Agriculture, which is both main supplier and main customer for Nutreco, is an important source of gases that potentially contribute to climate change and therefore will be asked to adapt to lessen its impact.*



It is the responsibility of all businesses to be aware of, and to moderate where practical, any influence their activities may have on the causes of climate change. Under this heading, Nutreco will first assess and then moderate its own impacts on the causes of climate change. This is the beginning of a lengthy process. To set initial benchmarks and to monitor progress, Nutreco is working in 2006 to identify key performance indicators (KPIs) and to record their initial values. When this exercise is complete, Nutreco will be able to set objectives and use the KPIs to measure progress in moderating these effects.

In the coming years Nutreco will also assess where climate change is impacting on its activities. It will then assess the ways in which Nutreco can accommodate the effects of climate change.

Nutreco is aware that the relationship of agriculture and climate is recognised as being especially important in the European Union, where Nutreco is the number one supplier of animal nutrition. EU concerns were highlighted in 2005 when a special meeting of agriculture and environment ministers was held in London to discuss the challenge of climate change for European agriculture.

THE IMPACT OF AGRICULTURE

Although a long way behind the energy sector in its impact on climate, agriculture, especially the livestock sector, is the second largest source of greenhouse gases. According to EU figures, agriculture contributes about 10% of total greenhouse gas emissions, more than half of these coming from the livestock sector, mainly cattle.

The main greenhouse gases from agriculture are methane and nitrous oxides and these have a greater effect for a given volume than carbon dioxide. Methane is produced directly by the digestive processes, especially of ruminants such as dairy cattle. The main source of nitrous oxides is the breakdown of manure and nitrogenous fertilisers in the soil.

THE CONTRIBUTION OF AGRICULTURE

One of the ways in which greenhouse gas emissions from transport, specifically carbon dioxide, may be reduced is through increased use of biofuels – biodiesel and bioethanol.

While the burning of fossil fuels and biofuels both produce carbon dioxide, the plants used for biofuels take up carbon dioxide while growing and hence the cycle is considered 'carbon neutral'.

Encouragement for the production and use of biofuels is coming, for example, from European Commissioners for Agriculture and for Development. Their strategy communication in February 2006 promised further actions to promote the use of biofuels and this will affect the availability of raw materials.


climate change

Consequences for feed raw materials

Biodiesel is mainly based on oils extracted from crops such as rapeseed. If production increases, the availability of the rapeseed meal that is left after oil extraction will also increase. This by-product can be used in compound animal feed.
Bioethanol is based on sugar beet or cereals and can use what are currently classed as feed-grade cereals. Increased demand for bioethanol will lead to competition that may drive up the cost of this widely used feed raw material.

ENERGY USED TO TRANSPORT RAW MATERIALS

Nutreco has launched a new initiative to look at the energy used to bring the raw materials for compound feeds from the point of origin to the point of production. The initiative is linked with the action, described in chapter four on page 22–23, to catalogue raw materials used by Nutreco and to classify them by origin and value.





Energy assessments will be made per raw material type and, where relevant, will include a rough estimate of the energy used to ship the raw material to the international ports from where it is further distributed by road, rail or barge. The objective is to assess the impact of raw material transportation on climate change. Any related action will be decided when the figures have been generated.

ENERGY CONSUMPTION IN THE PIG VALUE CHAIN

The first phase of a project aimed at reducing energy consumption in the pig value chain in the Netherlands was completed by the end of 2005. The results were made public in February 2006.
The energy project was initiated in 2003 by Hendrix UTD (a Nutreco feed business) and Hendrix Meat Group, which was also a Nutreco company at the time. Taking an overview of energy consumption along an entire value chain can identify valuable opportunities for reduction. Other participants include energy supplier Essent, government bodies, NGOs, Wageningen University and pig farmers.
Energy consumption was monitored at key points of the value chain. In 2004 additional monitoring points along the chain were identified and further monitoring was implemented.
The results show that energy used for feed, measured from the port of arrival of raw materials through to feed delivery on farm, represents 10% of the total. The link in the chain that consumes most energy is the farm, at 42%, followed by processing at 19%.
Electricity is the major form of energy consumed in the feed sector, representing half of the energy cost and more than half the Mega Joules consumed. Opportunities to save energy in feed production are limited but there is scope, for example, in the regulation of fans in production plants and through improved logistics and planning. Handling feed in bulk rather than bags would also reduce energy consumption.

COM4 ENERGY-EFFICIENT PIG HOUSING

Previous reports have described the COM4 housing system, which was developed by Nutreco companies and its Swine Research Centre (SRC). The construction of a COM4 pig unit at the research centre was completed early in 2005 and the first batch of pigs was installed in February. This innovative housing system makes use of ingenious technology for air conditioning – a geo-exchange unit underground, a base conditioner at the air intake and a top conditioner in each section to ensure a constant and optimal environment inside and a reduced impact on the external environment, for example through reduced emissions.
Investment and operating costs are comparable to those of standard pig housing. COM4 provides better welfare and health for the pigs, improving end quality and generating greater income.

Operation of the COM4 housing was monitored during 2005 and adjustments were made to optimise the system. Benefits were quickly clear – during summer inside temperatures were consistently comfortable, for example being 7–8 °C below external temperatures that were above 30 °C. Control of carbon dioxide and ammonia, and regulation of humidity added to the pleasant working environment. Further improvements are expected in 2006 when the facility will be working to capacity.
COM4 housing has already attracted attention from animal welfare and environmental groups. Animal welfare and health is a key topic in the programme for 2006. Others are climate and emission control and steering of growth to provide uniform batches of pigs that are ready for market on schedule. The programme is run by the SRC with the Hendrix feed company in the Netherlands in cooperation with external specialists. Nanta, the Nutreco feed company in Spain, is also closely following progress.
Once optimised, the intention is to provide information on COM4 pig housing to farmers, helping to increase the sustainability of pig production.
Information on consumption of resources such as water and waste production and disposal are on the Nutreco website (www.nutreco.com > Corporate Social Responsibility).



Electricity in kWh (x 1,000,000)
Energy consumption
80
70
60
50
40
30
20
10
0
Nutreco Corporate & Research Centres
Salmon Feed UK Ireland
Salmon Feed Canada
Salmon Feed Norway
Salmon Feed Chile
Consolidate T&M Species
Euribrid
Hendrix
Nanta
Sada Poultry
TN Americas
TN West Europe
TN CE Europe and Asia

GREEN CAR LEASE POLICY

Starting mid-2005 Nutreco developed a green car-leasing policy, initially to be applied in the Netherlands, starting in 2006. It will influence the selection of around 170 vehicles. The project team that developed the policy involved business managers, Human Resources, Nutreco finance and the car-leasing manager, in consultation with the central works council. The objective is to reduce the consumption of fuel and to reduce the production of greenhouse gases resulting from the business travel of Nutreco employees.
The policy takes advantage of a scheme operated in the Netherlands to classify cars according to their efficiency. In future Nutreco lease cars must be from the top three levels, known as green cars.
The Nutreco car-leasing policy meets the four criteria listed by the NGO Milieudefensie (the Dutch branch of Friend of the Earth) for green transport policies.

- The lease price should include the cost of fuel
- All cars must have the 'Energy Label' of A, B or C
- All new diesel cars must be fitted with latest generation particle filters
- Lease car drivers must be eligible to reclaim the costs of business travel on public transport

CHAPTER SEVEN
NUTRECO PEOPLE
& INVESTING IN THE COMMUNITY

This priority area includes people in Nutreco and those affected by the activities of Nutreco. It is an opportunity to report on employment and social policies and to make clear that Nutreco is aware that it cannot operate in social isolation.



Externally, more than avoiding negative impacts, Nutreco businesses are encouraged to find and bridge gaps in local community social structures through, for example, welfare, cultural and environmental initiatives.

NUTRECO EMPLOYEES

At the end of 2005 there were 6,993 people working for Nutreco, employed mainly at the 72 production and processing plants. The remainder were in marketing and sales, technical service, administration including finance, corporate functions and research and development.

Following the establishment of Marine Harvest as a separate business entity, the pattern of employment in Nutreco has changed compared with previous years.

The main country of employment in Nutreco is Spain, with 43% of the workforce. Following from this, the main language in Nutreco is Spanish, with 53% of the employees speaking it as a first language, mainly in Spain and in Chile. The working language within Nutreco is English, as the main international business language. The charts below show the languages spoken and the distribution of employees by gender and occupation.




Language distribution in 2005
French
Norwegian
English
4%
6%
14%
53%
19%
4%
Dutch
Other
Spanish

	FEMALE		MALE	
	2004	2005	2004	2005
Total employees	28%	27%	72%	73%
Distribution and production	28%	23%	72%	77%
Middle and senior management	20%	22%	80%	78%
Other white-collar employees	35%	36%	65%	64%

nutreco people & community



Health and safety of employees has a high priority in Nutreco and forms a substantial part of the audits conducted by the Health, Safety, Environment and Quality (HSEQ) team based in Boxmeer. The team is a key contributor to maintaining and improving standards that apply throughout Nutreco operations. The Corporate HSEQ Director reports to the CEO of Nutreco. The HSEQ team regularly inspects and audits production and processing sites, primarily to ensure that Nutreco standards are in place. Where equipment, conditions or working methods do not meet with Nutreco required standards, the matter is recorded together with recommendations on necessary changes. Audit reports are submitted to site and business management and to the Executive Board. The HSEQ team monitors the implementation of all 'urgent' recommendations. HSEQ recommendations are strong support for related capital expenditure applications.

Audits involve answers to between 800 and 1,500 questions. These cover health and safety as well as certificates and licences, quality control and hygiene measures, and complaints concerning odours or noise.

A site tour taking at least half a day is part of every audit. It includes monitoring dust, noise and lighting levels, and checking all doors and fire escapes. During the tour, the HSEQ auditors take around 500 digital photographs and make video recordings of work sequences.

As the HSEQ team visits all Nutreco installations, it facilitates sharing of knowledge and best practices relating to the health and safety at work.

The HSEQ team also coordinates the gathering of performance data used in Nutreco Corporate Social Responsibility Reports. Nutreco has had an HSEQ team since its foundation in 1995. The team has visited every production site several times, apart from recent acquisitions, and has recorded continuous improvement. The team has an objective of visiting well-performing sites at least every four years. Others, for example those brought into Nutreco in acquisitions, may be visited more frequently while they are brought up to required standards.


Quality judgement HSEQ audit
10
9
8
7
6
5
Respondents 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16
● Environmental
o Safety
o Occupational health
o Quality food safety
o Site inspection

The graph illustrates the opinions of site managers on the 'usefulness' of an HSEQ audit. They were asked for their assessments one month after receiving the visit report.



Work place accidents in 2005

The charts and table on the next page show the numbers of lost time incidents in the businesses of Nutreco in 2005, the rate per million man-hours and developments since 2000. Clearly, the overall performance in 2005 is an improvement on earlier years.

	Employees	LTIs/million man-hours	Average lost time/LTI
2000	10,990	36.5	83
2001	12,934	46.4	86
2002	13,442	35.6	139
2003	12,763	25	115
2004	12,408	26	123
2005	6,993	15.7	112



LTIs per million man-hours per BU in 2004-2005
2005
2004
50
40
30
20
10
0
0 0
35.9 16
38.3 18
11.4 11
13.9 23
29.3 47
24.8 8
3.7 8
10.5 19
17.9 30
16 15
14.3 23
8.3 16
15.7 26
Nutreco Corporate & Research Centres
Salmon Feed UK & Ireland
Salmon Feed Canada
Salmon Feed Norway
Salmon Feed Chile
T&M Species
Euribrid
Hendrix
Nanta
Sada Poultry
TN Americas
TN West Europe
TN CE Europe & Asia
NUTRECO TOTAL

As can be seen, one of the higher rates of LTIs relates to processing activities. Following the changes to Nutreco, processing of meat only takes place in the Sada Business Unit in Spain. In 2003 Sada implemented a thorough-going programme to reduce the occurrence and severity of accidents in the workplace and has seen marked improvements.

The chart below shows a decrease in incidents at Sada processing plants, from January 2003 to December 2005.



Accident reduction in Spain
100
80
60
50
40
20
0
2004
2005
January
February
March
April
May
June
July
August
September
October
November
December

Fatality

In 2005 an employee at a Nutreco business in Venezuela suffered fatal injuries. The incident, which is addressed by the CEO in his introduction, was subject to a full and detailed investigation with a report to the Nutreco Executive Board. The plant concerned manufactures feed premixes. Because these often contain medicines, the production equipment is cleaned thoroughly several times each day. The fatal incident occurred when the communication system between the production point and control room was faulty and a temporary employee, who was not fully familiar with the back-up routine being used, was manning the control room. The fatally injured employee was cleaning when the production equipment was switched on.
Following investigation of the accident, an interlock system was installed to ensure this is no longer possible. As part of the accident investigation, a risk inventory was prepared for the entire plant.

Safety at work programme

In 2006 Nutreco will implement an internal education programme coordinated by the HSEQ team together with Corporate Human Resources and Corporate Communications. The objective is to raise awareness of the importance of establishing and following safety procedures in all Nutreco activities, coupled with ensuring all safety equipment is fully functional.

EDUCATION AND TRAINING

The people that make up the workforce of Nutreco are its most significant assets. Their know-how and expertise represent an important part of its future. Care is taken to ensure they are treated fairly, given equal opportunities and offered opportunities to progress – through education and training or by movement within the company.
During 2005 the Nutreco Corporate Learning and Development section of Human Resources relaunched its services, with a focus on personal and organisational learning for Nutreco managers. All training programmes were reviewed, and modified where necessary, to ensure they are directly relevant to the Nutreco businesses and thus have a connection with career development as well as personal growth.
All courses are now certified by the Netherlands Institute for Management Studies to a bachelor degree level so that successful completion of courses can contribute to further education qualifications.
Training and development is also encouraged at business unit and operating company level so that all Nutreco employees have an opportunity to progress if they choose to do so.
In 2005 55% of employees received formal training for an average of 21 hours and at an average cost of EUR 241. The cost is an estimate, as at present a single definition of what constitutes training has not been established in Nutreco.





HUMAN RIGHTS

All Nutreco employees are paid in accordance with national legislation and never less than the minimum wage in their country of employment. It is Nutreco policy that they should be at least in line with those in equivalent industries in the same country as Nutreco is keen to recruit and retain a high-quality workforce.
Pension provisions vary between countries, according to the level of pension offered through the state schemes. For example, in Spain and Chile the state schemes provide good retirement pensions. In countries where this is not the case, Nutreco ensures employees have an adequate pension scheme available.
The Nutreco Human Resources guidelines state that companies will, in principle, follow collective labour arrangements. On top of this, companies will develop a total compensation and benefit and social security package in order to position themselves as a good and attractive employer in their industry.

International labour standards

Main countries 2005	Nutreco employees per country	Member of trade union	Percentage member of trade union in 2005	Percentage member of trade union in 2004	Benchmark 2004
Chile	433	208	48.0	32.10%	15.90%
Norway	257	163	63.4	46.60%	51.70%
Spain	2,871	833	29.0	35.90%	11.40%
The Netherlands	1,044	54	5.2	8.30%	21.80%
United Kingdom	124	16	12.9	3.10%	26.20%
Total Nutreco	6,993	1,599	23.7		

The standards specified in OECD conventions and the relevant ILO conventions on employment are endorsed by Nutreco and, where valid for the business, are integrated in the Code of Ethical Conduct, Nutreco HR standards and the HSEQ policy. These can be found on the Nutreco website: www.nutreco.com > Corporate Governance and > Corporate Social Responsibility. The rights include the freedom of association and union membership. Union representation in the main businesses is shown in the table above. They also include the clear assertion that Nutreco does not engage in or support the use of child labour, as defined in these standards and conventions.

Employee surveys

Many Nutreco Business Units regularly conduct employee satisfaction surveys. Surveys have been conducted in 61% of Nutreco businesses in the past three years. In 51% of locations there is a formal arrangement to hold such a survey at least once every three years.

Most employees are represented on works councils (present in 70% of production and processing plants) and Health, Safety and Environment (HSE) committees (present in 91% of all sites).

Nutreco has a European Information and Consultation Council, in line with EC Directive 94/45/EC, which requires all companies above a certain size and operating in more than one European country to have a means whereby management can inform and consult with employee representatives on matters that affect employees in more than one of these countries. The council meets twice a year and minutes are made available in eight languages.

INVESTING IN THE COMMUNITY

Nutreco aims to have a positive influence in the community, helping to bridge gaps in local community social structures. This applies both to local communities around its centres of activity and more distant ones, for example in countries supplying raw materials. Initiatives by Nutreco businesses can include welfare, cultural and environmental activities.

In 2005, Nutreco companies reported a total of EUR 391,000 in contributions, which included EUR 51,000 to support local events, EUR 98,000 for community activities and EUR 107,000 in donations to charities. Most of these programmes run over several years and have already been covered in previous Social & Environmental Reports.



SOYA SUPPLIER CONTRACTS

Because of concerns being expressed about the social and environmental impact of increasing production of soya bean - a raw material used in animal feed - in 2005 Nutreco held discussions with suppliers. The discussions related to the human rights of the employees of the companies concerned and led to the decision to include specific human rights stipulations in the standard contract framework. These have been specified as:

- No child labour in the supply chain from agricultural production to delivery in the shipment port
- No slavery in the supply chain from agricultural production to delivery in the shipment port
- No violation of environmental laws of the countries and provinces where the soya beans are produced, transported and stored

Skretting Norway acts in Peru

Financial support from Skretting Norway over the past few years has helped build houses and facilities in the new SOS Children's Village in Callao, Peru, and help with the running costs of the village. Peru is a major producer of fishmeal and fish oil used in the production of fish feed by companies such as Skretting.

Support from Skretting Norway began in 2000 when the traditional Christmas gifts to employees and customers were replaced by a donation to the village in Peru. The village was opened officially in 2005 and has twelve family houses and about 110 children.

Hendrix UTD supports children at home and away

In 2005 Hendrix UTD sponsored an agricultural project in Kigoogwa, Uganda, by donating EUR 5,000 to the foundation 'Help Africa'. The foundation is building a school in the village to provide training in trade skills, such as carpentry, farming and tailoring. The money was used to equip a classroom and to purchase tools, seeds and animals. By teaching the children a trade that can provide a living, the foundation aims to prevent them from drifting into undesirable activities in nearby towns and cities.

Hendrix UTD donated a further EUR 5,000 to a children's day centre in Veghel in the Netherlands. The centre is for physically and mentally handicapped children and the money paid for specially adapted cycles and a waterbed for those most severely handicapped.

Rural support and care in the Netherlands

In the Netherlands an organisation called Landelijk Steunpunt & Zorg (Rural Support & Care) helps to organise a network of around 400 farms that provide constructive and therapeutic activities and rehabilitation for people with physical or psychological difficulties. To help continue their activities, these farms encourage local companies to participate through a scheme that involves employees working for a day on the farm to implement a scheme agreed between the farm and the company in advance. The company also helps provide necessary materials and equipment.

Hendrix UTD began a programme of actions with these farms in 2003 and has identified more benefits than expected, including increased morale and greater integration between employees. In 2005 eleven teams totalling around 120 people visited eleven farms.

Investing in the future of farming in the Netherlands, Hendrix UTD joined in a joint programme with the Dutch Agriculture Youth Contract in 2005. The programme aims to improve the practical skills and academic knowledge of young farmers. The participation by Hendrix UTD provides access to the expertise of a leading agricultural company and an opportunity to obtain a strong grounding in commercial realities of agriculture together with valuable skills such as time management.

MONITORING COMMUNITY IMPACT

One of the ways in which Nutreco can monitor its impact on communities local to its production and processing activities is through the registration of complaints, in particular those relating to odour or noise.

All plants keep a log of complaints received. These are always responded to and, where practicable, measures are taken to eliminate the cause. This can be through further training of operating personnel, through liaison with suppliers and sub-contractors, by changes to procedures or by making physical changes to the plant itself, for example installing new odour abatement systems.




UGANDA

There were 69 odour complaints relating to eight plants, mainly fish feed, and three noise complaints relating to three plants. In future reports, the number of cases leading to complaints will be recorded. Follow-up of odour complaints led to the replacement or introduction of eleven new filters and several processing steps such as chemical scrubbers or direct treatment with ozone were added to alleviate the problems reported.

Litigation

There were 22 legal actions in process or begun during the year, three of which were continued from the previous year. Of these, nine were social, relating to employment and supplier conflicts. Five were legal actions on environmental aspects. The remainder were on a variety of topics such as traffic accidents and the legal follow-up to the fatal accident reported above.

Licences

All Nutreco production and processing plants had the requisite operating licences.

Formal notices

One important formal notice was received in relation to the fatality reported above.
There were 39 notices received in total for minor non-compliances at seven plants. In all cases, prompt and appropriate action was taken to rectify the situation, for example through correct registration of materials being used.

We have been engaged by Nutreco N.V. ('Nutreco') to provide assurance on the Corporate Social Responsibility Report 2005 (further referred to as 'The Report'). The Report, including the identification of material issues, is the responsibility of the management of Nutreco. Our responsibility is to issue an assurance report on specified parts of The Report.

What is included in the scope of our assurance engagement?

In The Report Nutreco describes its efforts and progress in relation to sustainability in 2005. The selection of information for our assurance engagement is explained by Nutreco on page 16. Our engagement was designed to provide the reader of the report with limited assurance on whether:

- the information in the following sections is fairly stated:
  - Chapter two – Nutreco: the company
  - Chapter three – Corporate social responsibility in Nutreco
  - Chapter four – Sustainable management of natural resources
  - Chapter five – Feed to food quality
- the information about the 2005 data collection, aggregation and validation processes, described in the box 'About this report' in chapter one on page 5, is fairly stated.

'Fairly stated' means that the reported information properly reflects the information contained in the underlying sources such that it is consistent with the source information.

What standards and criteria do we use?

We conducted our engagement in accordance with the International Standard on Assurance Engagements (ISAE 3000): Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board. Amongst others, this standard requires that:

- the assurance team members possess the specific knowledge, skills and professional competencies needed to understand and review the information in The Report, and that they comply with the requirements of the IFAC Code of Ethics for Professional Accountants to ensure their independence;
- when providing limited assurance, which is a lower level than reasonable assurance, a negative form of conclusion is used.

There are no generally accepted international standards for sustainability reporting. Nutreco applies its own internal sustainability reporting criteria, derived from the Global Reporting Initiative and further detailed in internal Reporting Instructions.

What did we do to reach our conclusions?

We performed the following activities:

- assessing the qualitative information by interviewing staff and management, by reviewing the systems and processes used to collect the information, and by reviewing underlying documentation;
- reviewing the data collection, aggregation and validation process by the corporate HSEQ department;
- visiting two production facilities in Spain, one for animal feed and one for poultry processing, to assess the data collection process at local level.

During our investigation we discussed the necessary changes in The Report with Nutreco and determined that these changes have been adequately incorporated in the final version.

What are our conclusions?

Based on the work undertaken, we conclude that:

- the information in chapters two, three, four and five does not appear to be unfairly stated;
- the information about the data collection and validation process in the box in chapter one on page 5 does not appear to be unfairly stated.

What else did we observe?

Without affecting the conclusions presented above, we would like to draw readers' attention to the following:

The data from Nutreco's worldwide production facilities are collected through an environmental and social data questionnaire. To enable future assurance on performance data, based on this questionnaire, we recommended Nutreco to further improve the description and local understanding of definitions and instructions, and to further develop the internal data controls and reviews.
We also recommended implementing these improvements for the new KPIs and related targets in the four CSR priority areas which Nutreco plans to develop in 2006.

KPMG Sustainability B.V.

W.J. Bartels R.A. (Director)
Amsterdam, 4 May 2006

SUBJECT INDEX	PAGE
Agri Vision	2, 19
AquaVision	2
Advisory Board on Sustainable Development (ABSD)	2, 14, 16, 18, 24
Ammonia	8, 33
Animal welfare	11, 16, 33, 46
Aquaculture & Society	4, 14
Biofuels	22, 30
Carbon dioxide	30, 33
Code of Ethical Conduct	14, 39
COM4	16, 32
Credo	1, 14, 46
Fatality	5, 38, 41
Fishmeal, fish oil	10, 11, 13, 17, 18, 20, 23–25, 40
Food safety	17, 26, 28, 36
GMO/non-GMO	25
Greenhouse gases	4, 17, 30, 33
Greenline™	9
HSEQ (Health, Safety, Environment and Quality)	28, 29, 36, 38, 39, 42, 45
Key performance indicators (KPIs)	4, 5, 16, 30
Lost time incidents	4, 36, 37
Marine Harvest	2, 4, 5, 8, 10–14, 19, 29, 34
Methane	17, 30
Millennium Declaration	20
Nitrous oxide	17, 30
NuTrace®	28, 29
OECD	12, 20, 39
Omega-3 fatty acids	4, 24, 26
People, Planet, Profit (PPP)	1, 17, 18
Pingo Poultry	2, 12, 14
Rebalancing for Growth, see also Strategy	2, 4, 12–14, 18, 28, 30
Salmonella	28
Soya	9, 13, 17, 18, 20, 23, 25, 39
Stakeholder dialogues	14, 18
Strategy – Rebalancing for Growth	2, 4, 12–14, 18, 28, 30
TrusQ	28
Verification (report assurance)	4, 5, 16, 42

Benchmark
A standard that can be used to measure or compare

Broilers
Chickens specially farmed for meat production

Compound feed
Feed composed of various raw materials according to exact formulations and containing all nutrients essential for an animal's maintenance and growth

Concentrates
Mixture of vitamins, trace elements, minerals (premix) and proteins used in the production of compound feed

EC
European Commission

EU
European Union

FAO
Food and Agriculture Organization of the United Nations

Fish feed
A compound feed prepared for fish, having a higher nutrient concentration than compound feed for land animals

Feed or food (production/value) chain
In the senses relevant to Nutreco: the sequence of raw material purchasing and processing resulting in feed for animals or fish, and the sequence of breeding, farming, processing and distribution activities resulting in consumer products

GMO
Genetically modified organism

HR
Human Resources

HSEQ
Health, Safety, Environment and Quality – the focus areas of the Nutreco internal social and environmental audit process.

ILO
International Labour Organization

NGO
Non-governmental organisation

Organic
Feed and food products where artificial fertiliser and/or chemical crop-protection agents are not used in their production, or are strictly limited

Premix
Mixture of high-quality nutrients, such as vitamins, trace elements and minerals, used in the production of concentrates and compound feed

NUTRECO CREDO

Nutreco accords the highest priority to the production and supply to the consumer of food and food products that are safe, healthy and nutritious. These products will be provided at a fair price, in a sustainable manner and with appropriate verification. Nutreco will contribute to this objective at every point in the food value chains where it is active and, through these contributions, will seek continuous improvement. In fulfilling its objective, Nutreco will respect the different opinions and stimulate dialogue with all stakeholders.

Nutreco will provide employees with safe, worthwhile and fairly remunerated jobs. The company will observe the interests of people and the society in which it works and will respect their rights and wishes. Nutreco will treat fairly all suppliers, of goods or services, and will not misuse positions of power. It will treat customers likewise.

Nutreco respects the value of the natural environment. It will seek to ensure that the environmental impact of its activities is sustainable and will help suppliers and customers to act in a similar manner.

Nutreco will work continuously to improve animal welfare and will encourage suppliers and customers to do likewise.

Nutreco believes that the presence of any Nutreco business or operating company should benefit the community in which it is located. Benefit is provided by its contribution to the local economy, through employment and purchasing, and by using its knowledge to the advantage of that community.

By conducting its business in a manner that observes these values, Nutreco will achieve sustainable growth, in harmony with nature and society, and will generate a continuing and acceptable return for shareholders.

CONTACT US

The CSR Report Team:

Frank van Ooijen
Harm Teunissen
Leo den Hartog
Jan-Albert Blaauw
Graham Look

Assurance report:

KPMG Sustainability

Advised by:

DHV Sustainability Consultants
Amersfoort, the Netherlands

Concept and design:

Porter Novelli

If you have comments on this Nutreco CSR Report, or would like further information, please let us know.

You can contact the team responsible for the report by visiting the Nutreco website and following the links to the Nutreco CSR Report, or by sending an e-mail to info@nutreco.com or by writing to:

The CSR Report Team
Nutreco Holding N.V.
Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands

Please provide your name, occupation and postal address or e-mail address.

If you would like copies of the Nutreco CSR Report or the Nutreco Annual Report, please send your request to the contact addresses above.

These publications may also be viewed on the Nutreco website at http://csr-report.nutreco.com and http://annual-report.nutreco.com

Nutreco Holding N.V.
Prins Frederiklaan 4
P.O. box 299
3800 AG Amersfoort
The Netherlands
tel. (31) 33 422 6100
fax (31) 33 422 6101
www.nutreco.com

United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927



nutreco csr report

2006

nutreco

sustainable management of natural resources

nutreco people
& investing in the community

feed-to-food quality

climate change

Corporate social responsibility is a top priority for Nutreco. We know that only companies that are well connected with society and consumer's changing opinions and concerns can succeed. Growth will bring more people into Nutreco and extend our geographical coverage, increasing the significance of our actions, policies and decisions. Our continuing commitment to corporate social responsibility is essential for success.

wout dekker, 15 march 2007

contents

chapter one — nutreco in a nutshell 3
nutreco's profile 4
sustainability milestones 2006 6
financial performance 2006 7
nutreco's strategy and ambitions 8

chapter two — nutreco and csr 13
introduction by wout dekker 14
embedding csr in nutreco 18
research & development 20
management aspects: corporate governance 22
management aspects: risk profile 23

chapter three — nutreco's four priorities in csr 27
sustainable management of natural resources 28
feed-to-food quality 36
climate change 40
nutreco people & investing in the community 44

addendum 53
assurance report 54
subject index 56
glossary and abbreviations 57
GRI index 58
millenium development goals 61
contact us 62
about this report, GRI and MDGs 63





chapter one | nutreco in a nutshell



nutreco's profile



Nutreco Holding N.V.

Nutreco Holding N.V. is an international animal nutrition and fish feed company in aquaculture, with revenues totalling EUR 3,009 million in 2006. The company has a selective presence in the various stages of the fish and meat production chains. With the knowledge of these chains, Nutreco is able to create added value for its customers in about 80 countries in the world.

Nutreco's activities can be divided into the business segments of compound feed (Hendrix and Nanta), premix and speciality feed (Trouw Nutrition), fish feed (Skretting) and meat (Sada and Inga Food). Nutreco has a workforce of 7,919 (31 December 2006) in 75 production plants in 20 countries and in sales offices in other countries.

Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

Compound feed

Nutreco supplies a broad range of compound feed formulated to meet the nutritional needs of farm animals such as poultry, pigs and ruminants. Production takes place in the Hendrix companies in the Netherlands, Belgium and Germany and in the Nanta and Agrovic companies in Spain and Portugal.

Premix and speciality feed

The premix and speciality feed activities are carried on by Trouw Nutrition International. Trouw Nutrition supplies premixes and concentrates, feed specialities and nutritional services. Production takes place in the Netherlands, the United Kingdom, the United States, Italy, Germany, Spain, China, Mexico, Brazil and other countries.


• Nutreco operating companies

Fish feed

Skretting is the leading player on the global salmon feed market. The principal salmon and sea trout feed regions are Norway, Chile, Scotland, Ireland, Canada and Australia. The main markets for other fish feed are Europe, Asia and Australia. Skretting has 15 production facilities in all major fish farming regions. Skretting companies produce feeds for around 50 species of farmed fish.

Meat

Nutreco's meat activities mainly relate to the production of broilers and the processing and sale of poultry products in Spain. Nutreco subsidiary Sada is the number one poultry processor in Spain, with a market share of 28%. Sada supplies to customers in the retail, food service and industry sectors. Besides Sada, Nutreco also has a broiler trading activity, which is related to Hendrix's compound feed activities in the Netherlands, and a pig facility in Spain, which is related to Nanta.

Marine Harvest

On 6 March 2006, pending final approval of the competition authorities, Nutreco sold its 75% interest in the Marine Harvest joint venture, the world's biggest salmon farming company, to Geveran Trading Co. Ltd. for an amount of EUR 881 million, resulting in a book profit of EUR 380 million. On 29 December 2006 all shares were transferred to Pan Fish ASA.

sustainability milestones 2006

March 2006
Nutreco took part in the Technical Workshop of the Round Table on Responsible Soy, in preparation for the next round-table meeting in August.

May 2006
Nutreco participated in organising the international seminar on sustainability of fishmeal and fish oil in Rotterdam, the Netherlands. Skretting Aquaculture Research Centre joined the EU AquaMax project to improve the sustainability of fish feed while maximising the health benefits of farmed fish for consumers.

June 2006
Nutreco was proactive in putting soya issues on the agenda of the European Compound Feed Manufacturers' Association General Assembly, Ghent, Belgium.

August 2006
Nutreco attended the meeting of the Round Table on Responsible Soy, in Paraguay.

September 2006
Nutreco was a main organiser of the AquaVision business conference in Stavanger, Norway, where sustainability of fish feed and fish farming were key topics.

December 2006
Nutreco initiated the integration of CSR key performance indicators into business management.

financial performance 2006

Revenue third parties by segment continuing operations

(EUR x million)



Compound feed 770.5
Fish feed 972.2
Premix and speciality feed 548.0
Meat 718.3

Revenue continuing operations[2]

(EUR x million)



2,193
2,465
2,601
3,126
3,835
3,810
3,674
3,269
2,774
3,009
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Operating result by segment continuing operations[1]

(EUR x million)



Compound feed 24.8
Premix and speciality feed 27.0
Fish feed 67.0
Meat 15.3

Operating result continuing operations[2]

(EUR x million)



68
82
97
135
164
125
106[3]
106
111
113
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Revenue per region continuing operations

(EUR x million)



Benelux 23%
Other 3%
Other European countries 16%
Eastern Europe 2%
Asia 2%
Spain 30%
South America 8%
North America 6%
Norway 10%

Total result for the period attributable to equity holders of Nutreco (EUR x million)



520
134
86
87
78
63
60
51[4]
47
34
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

[1] Excluding corporate costs and exceptional items

[2] 2005 figures restated for comparison reasons of continuing operations

[3] Before amortisation of goodwill and impairment of concessions

[4] Before impairment of goodwill, concessions and associates, including tax effect

nutreco's strategy

sustainable management of natural resources

ambitions

- Nutreco wishes to contribute globally — in cooperation with its partners in the production chains for meats, farmed fish and dairy products and with other stakeholders — to a sustainable use of natural resources and the conservation of the environment and its biodiversity. It is the only way to secure our future as a global company.
- As an industry leader, Nutreco has a duty to help guide the development of the animal nutrition and fish feed sectors towards responsible behaviours and increasing sustainability. The world population continues to grow, from 6.5 billion today to more than 9 billion by 2050. Demand for meat and fish from increasingly affluent populations in emerging markets is creating key business and sustainability challenges for Nutreco.
- Nutreco aims to contribute to the fulfilment of one of the UN Millennium Goals: to integrate the principles of sustainability into policies and programmes that will reverse the loss of environmental resources.

strategic objectives

- To ensure that a substantial part of Nutreco's key raw materials such as fishmeal, fish oil, soya meal, soya oil and canola (rapeseed) oil are sourced from sustainable managed, independently verified sources. This will contribute to the conservation of the environment and protection of biodiversity.
- To ensure that an increasing percentage of low-value by-products of other industries, such as the food industry and the newly emerging biofuel industry, are converted into useful animal nutrition, which in turn will provide high- value animal protein for human consumption.
- To increase awareness within the global animal nutrition and fish feed industry of sustainability issues and to share best practices with the help of Nutreco-sponsored multi-stakeholder conferences AquaVision and Agri Vision.

actions 2006

- Nutreco participated in the Round Table on Responsible Soy (RTRS) to develop criteria that will ensure responsible production, processing, trading and distribution of soya. Participation began more than three years ago.
- Nutreco signed the RTRS covenant that stipulates no soya will be purchased from newly cultivated (deforested) land or from suppliers that might be connected to forced labour.
- As a leading European animal nutrition player, Nutreco succeeded in putting soya issues and the RTRS high on the agenda of the European Compound Feed Manufacturers Association (FEFAC).
- Nutreco, in cooperation with its partners the Netherlands Ministry of Foreign Affairs and IUCN-NL, organised a second international fishmeal and fish oil conference in Rotterdam that focused on sustainable practices of industrial fisheries and the processing of fishmeal and fish oil.
- Nutreco's fish feed business Skretting engaged in cooperation programmes with fisheries that voluntarily seek independent verification and sustainability certification. Skretting UK has engaged in a partnership with the Marine Stewardship Council. Skretting invests significant effort in the substitution of fishmeal and fish oil by vegetable raw materials to extend the sustainable use of these key raw materials.

ambitions 2007

- Follow up actions from (1) the 'Rotterdam' sustainability conference of 2006 at a global level in cooperation with the International Fishmeal and Fish Oil Organisation (IFFO), (2) the RTRS and (3) the Salmon Aquaculture Dialogue for sustainable salmon farming.
- New actions to ensure sustainable practices in industrial fisheries and fish feed processing.
- Further reduction in the levels of fishmeal and fish oil in the production of fish feed. As the processes of substitution and optimising fish feed conversions continue, we potentially can reach a time when aquaculture using fish feed is a net producer of fish protein.
- In 2007 the key performance indicators will be embedded in the internal reporting processes and business group management systems of Nutreco.

and ambitions

feed-to-food quality

ambitions

- To enhance the nutritional quality of final food products through the quality of the feed, while remaining competitive in the market.
- All consumers should be able to rely on safe food. Safe food requires safe feed, which also contributes to good animal welfare and health.

strategic objectives

- Nutreco bases the safety of its products on responsible purchasing of raw materials coupled with monitoring and management of undesirable substances, microbial contamination and anti-nutritional factors. In this way Nutreco is able to keep the full confidence of its key stakeholders: farmers and other customers, government bodies, the food industry, the financial community, etc.
- Gaining credibility in this area is important for Nutreco's reputation and can only be achieved by consistently operating to high food safety standards coupled with being open and transparent.

actions 2006

- Organisation of the Fundisa food safety conference in Spain.
- Skretting's continuing reduction programme for dioxins and and other persistent organic pollutants (POPs) in feed.
- Hendrix and partners Jumbo Supermarkets, Dierenbescherming and pig producer Cobben launched a new pig meat concept that includes high food safety and animal welfare standards.
- Nutreco continued the evolution of its range of options, such as Greenline® products, that are alternatives to in-feed antimicrobial growth promoters, now banned in the EU.

ambitions 2007

- Further global rollout of NuTrace®, Nutreco's four-pillar feed-to-food safety system.
- New product launches that will help meet the highest standards of food safety.
- Further progress in the cleaning of fish oils.
- In 2007 the key performance indicators will be embedded in the internal reporting processes and business group management systems.

nutreco's strategy

climate change

ambitions

- In its raw material markets, Nutreco is directly exposed to the effects of climate change and the emerging biofuels industry. Nutreco is aware that agriculture and livestock contribute about 18% to the global production of greenhouses gases. Nutreco wants to help reduce greenhouse gases that add to the problem of climate change.
- More than aiming solely for the reduction of CO_2 emissions, Nutreco is investing effort in R&D programmes that will help to convert by-products of the biofuel industry into nutritious animal feeds. In this way, Nutreco will help to solve global problems related to the scarcity of raw materials for feed, food and fuel on the one hand and climate change and loss of biodiversity on the other.

strategic objectives

- To secure Nutreco's access to new sustainable sources of raw materials and by-products in fast-changing world commodity markets.
- To develop the knowledge for successful conversion of by-products from biodiesel and bioethanol production into nutritious protein for animal feeds by allocating increased resources to R&D.
- To develop efficient ruminant diets formulated to deliver the desired performance with lower feed intake and therefore reduced methane emissions.
- Higher efficiency in transport, logistics and energy management will further reduce costs, energy use and greenhouse gas emissions. Nutreco encourages the development of energy efficiency programmes at operating companies.

actions 2006

- More environmentally friendly car leasing policy for Nutreco in the Netherlands.
- Poultry processor Sada, in Spain, began to convert plants to power generation based on gas, where possible. Conversion leads to a 30% reduction in CO_2 emissions.
- Hendrix began implementing an energy savings project in its businesses in the Netherlands and in Belgium.
- Several R&D programmes aim at the successful conversion of by-products of the biofuel industry into animal feeds.

ambitions 2007

- Continuation of all relevant programmes mentioned under 'actions 2006'.
- In 2007 the key performance indicators will be embedded in the internal reporting processes and business group management systems.

and ambitions

nutreco people & investing in the community

ambitions

- As the company grows, Nutreco will maintain its employment policies, including the two CSR-oriented policies below.
- Nutreco's growth and business success is directly related to the commitment of all employees. Nutreco focuses attention on providing a safe working environment where employees are motivated and able to further develop their talents.
- Nutreco aims to have a positive influence in the communities in which its 75 production plants, in 20 countries, are active, helping to bridge gaps in social structures or supporting local welfare, cultural and environmental activities.

strategic objectives

- The development of management skills and a competitive remuneration policy.
- The development and introduction of a sound career development and mobility policy for all employees.
- The implementation of a worldwide performance management system.
- Maintain an active policy of accident prevention.
- To build platforms for dialogue, interaction and cooperation with local communities that will help to ensure local support for Nutreco's operating companies by local communities and stakeholders ("licence to operate").

actions 2006

- The implementation of worldwide HR standards and performance management systems.
- Further improvements to safety at work.
- Skretting Scholars programme in Asia-Pacific aimed at training staff of independent commercial marine hatcheries and thereby contribute to the development of aquaculture and local economies.
- Rural Support and Care programme of Hendrix in the Netherlands.

ambitions 2007

- Follow up on worldwide HR standards, performance management systems, safety at work, etc.
- In 2007 the key performance indicators will be embedded in the internal reporting processes and business group management systems.


HENDRIX
UTD

chapter two | nutreco and csr





introduction by wout dekker

Corporate social responsibility is a top priority for Nutreco. We know that only companies that are well connected with society and consumer's changing opinions and concerns can succeed. Growth will bring more people into Nutreco and extend our geographical coverage, increasing the significance of our actions, policies and decisions. Our continuing commitment to corporate social responsibility is essential for success.

At the time of preparing this year's Corporate Social Responsibility (CSR) Report, Nutreco is at the mid-point of its historic Rebalancing for Growth strategy. The company is rebalanced and has the financial strength to drive the growth that will make it a leading world player in animal nutrition and fish feed.

The world population continues to grow, predicted to climb from 6.5 billion today to more than 9 billion by 2050. Demand for meat and fish from the increasingly affluent populations in the emerging markets is creating important opportunities and challenges for Nutreco — if everyone were to consume animal protein at the level approaching that of the West today, and taking into account the demand for biofuels and the need to protect biodiversity, we would need three planets to feed them. We believe, our expertise in raw materials, product applications, quality, safety and animal health equip us to provide clients quickly with the means to meet many new challenges. This is knowledge we can take into emerging economies as we expand.

Today's constantly changing agri-business environment is putting an extra burden on global animal feed markets. High energy prices, climate change and growth in biofuels are adding demand in the markets for traditional agricultural commodities such as grains, corn (maize) and soya. The combination of Nutreco's significant commitment to applied R&D with the long experience of our animal feed businesses — Trouw Nutrition, Hendrix and Nanta — means we are able to take the new raw materials coming, for example, from biofuel by-products and use them as raw materials in nutritious animal feeds. Success will reduce the impact of competition for the primary raw material and contribute to the sustainability of biofuels.

The same combination of R&D and experience enables our Skretting fish feed businesses to address successfully the challenge from increasing competition for a limited supply of fishmeal and fish oils. Vegetable alternatives supplement these ingredients in fish feeds that show no compromise in quality and performance.

Converting agricultural products and the by-products of other industries into feeds to provide high-grade meat, fish and dairy produce for human consumption is Nutreco's core competence. Together with our knowledge of the activities of customers, the functioning and technology of food value chains, the trends in our markets, economies of scale and cost efficiency, it provides Nutreco with the keys to successful growth.

Responsible behaviours

As an industry leader, Nutreco feels obliged to guide the development of the animal nutrition and fish feed sectors towards responsible behaviours and increasing sustainability, characteristics that are essential for the long-term future.

A key example describes the part Nutreco is playing to improve the sustainability of fishmeal, again with other stakeholders in the supply chain. In Nutreco, we only purchase from managed and sustainable fisheries. For some markets, though, independent verification is becoming a requirement. We are working with fisheries that voluntarily seek independent verification as well as those that choose options such as government management. In every case, the fishery should use the best available scientific knowledge and management plans to ensure long-term sustainability. We recognise that for some fisheries, aligning total catch allowances with recommendations from bodies such as the International Council for the Exploration of the Sea is a complex and time-consuming process.

Nutreco holds social responsibility to be a core value, especially with respect for the environment. We have represented it in our name. The eco of Nutreco stands for both economy and ecology.

Social and environmental awareness are vital characteristics for any company wishing to succeed in the long term and certainly for a growing company such as Nutreco, with the intention of leading its chosen sector into more sustainable ways. The intention was demonstrated when Nutreco pioneered Social & Environmental reporting in 2001. The report earned a special award as the best first report from the Dutch associations of Environmental Accountants and Chartered Accountants (ACC Award).

Since then, we have received further awards that reflect the appreciation of wider society for our openness, transparency and willingness to partake in dialogue with external stakeholders. The awards and rankings applying to Nutreco in 2006 are shown below.

External recognition 2006

- **Sijthoff Award** for best financial reporting in mid and small cap
- **Ministry of Economic Affairs CSR Transparency Benchmark:** Nutreco in fourth place out of 153 reporting companies
- **Van Lanschot:** Nutreco has best CSR policy in mid cap
- **VEB:** Nutreco number three in following Tabaksblat Code

KPIs

In reviewing the contents of this report, I am pleased to say that there were no significant negatives to record in 2006. I also should point out that the printed report contains less detailed data than in previous years. This information will be publicly available, in increasing quantity through 2007, on the Nutreco website, www.nutreco.com.

We begin the report with a description of Nutreco in 2006, its structure, activities with their locations and the markets we serve.

Further in this chapter, we describe our practical approach to CSR. Being a CSR pioneer in the animal nutrition and fish feed sectors, it is difficult to give a meaningful comparison with equivalent companies. In 2006, we began a process to identify some key performance indicators (KPIs) from which we will measure impacts and report progress independently from such comparisons. We describe this important advance, which will integrate CSR in Nutreco both at corporate level and in the businesses. The process identified an array of KPIs that are specifically relevant to our activities. Starting in 2007, we will embed these in Nutreco to provide incentives and a means of monitoring progress.

As 2006 was the year in which we identified the KPIs and the embedding will take place in 2007, we are not in a position to report specific progress in this publication. That will be possible in future years.

The KPIs relate to our four CSR focus areas: sustainable management of natural resources; feed-to-food quality, climate change, Nutreco people & investment in the community. They were identified in 2005 to align our CSR approach with the rebalanced Nutreco.

We have KPIs that apply at corporate level, such as projects relating to the sustainability of key raw materials and the numbers of site inspections and audits. Other KPIs, such as energy use and lost time incidents, relate directly to the operation of Nutreco businesses. The KPIs will facilitate progress at all levels of Nutreco. We have adopted a flexible approach to implementing KPIs. Our businesses differ in the challenges they face and the ways in which they can make the most useful progress. Therefore, each business will select and apply KPIs most appropriate to its activities, status and location.

When KPIs have been selected and approved by senior management, we will measure our progress and relate it to our focus areas on a Nutreco-wide basis. In addition, external auditors will be able to check and verify that the progress we report is valid.

CSR priorities

We describe CSR activities in the four focus areas in chapter three.

Sustainable management of natural resources is an opportunity to look closely at our consumption of raw materials. Nutreco uses hundreds of raw materials. Many are by-products of other industries that otherwise would be of low or no value. Animal nutrition companies such as Nutreco convert them into useful nutrition for animals. In turn, that nutrition provides high-value animal protein for human consumption.

A few raw materials are widely used on a substantial scale. Two of these, soya meal and fishmeal, have related sustainability issues. As mentioned above, in both cases we can report dialogues at corporate level with other stakeholders that have resulted in important progress towards greater sustainability.

Other natural resources we must safeguard include water and the natural environment and we report examples of positive actions by individual businesses.

Sustainability of raw materials and the protection of natural resources were key topics at AquaVision 2006, held in Stavanger, Norway, in September. Nutreco again had a central role as a main organiser of this business conference, the sixth in the series. Skretting is the world's leading supplier of fish feed and therefore Nutreco has a strong interest in aquaculture. AquaVision provides a forum for debate in which all stakeholders can participate. In 2007, Nutreco is organising the fourth agricultural equivalent, Agri Vision, 12–14 June in Noordwijk aan Zee in the Netherlands.

Feed-to-food quality highlights the crucial role that feed plays in the quality of the food that we eat. Feed has a direct influence on nutritional value, flavour and storage life of food and it is central in food safety. We report on how the further development of our unique NuTrace® food quality system is tightening and unifying standards throughout Nutreco, and facilitates the implementation of NuTrace® by newly acquired businesses.

The scale of the climate change phenomenon is clearly too great for Nutreco to have a discernible impact on its own. However, we join with others in turning attention to this change in our world and identifying ways in which we can contribute to reducing unwanted effects. At the same time, Nutreco has challenges and opportunities created by the changes in raw materials supplies, for example by the growth of the biofuel industry. Although biofuel producers compete with feed producers for agricultural raw materials, they also create new by-products that can be used as feed raw materials. Learning to use these will benefit everyone by contributing to economic fuel production and reducing waste.

Our employees are vital to our success and we give an overview of the Nutreco team. We take this opportunity to state clearly our beliefs and practices to ensure fairness of treatment for our own employees and the steps we take to encourage fair treatment of the employees of other businesses in our value chains.

Building the new phase of Nutreco will provide a worthwhile future for thousands of Nutreco employees around the world. As we extend our activities into new countries, often with emerging economies, achieving consistently appropriate standards of employment presents a challenge. We describe our response and provide some examples of progress in 2006.

Committed to CSR

Nutreco is poised for significant growth. Already, in February 2007, we signed a memorandum of understanding to acquire important feed speciality businesses in eight countries. More acquisitions will follow.

Growth will bring more people into Nutreco, will extend our geographical coverage and will increase the significance of our actions, policies and decisions.

We hold corporate social responsibility to be a top priority. We believe our record to date demonstrates our commitment and we will take that commitment as a core characteristic of Nutreco into our future.

Wout Dekker
15 March 2007

Nutreco's corporate social responsibility policy will in 2010 lead to further improved performance in four key priorities:

- greater proportion of raw materials sourced from sustainable managed resources
- fewer quality incidents
- fewer transportation miles and CO_2 emission
- more social projects and improved people management



First CSR (Social & Environmental) Report on year 2000 from Nutreco: pioneer in sector; prize best first report from Dutch associations of Environmental Accountants and Chartered Accountants (ACC Award).
Identify CSR focus areas for Nutreco, in report published in 2003.
Nutreco is judged to provide the best social reporting among Dutch companies by Dutch associations of Environmental Accountants and Chartered Accountants (ACC Award).
Nutreco announced Rebalancing for Growth strategy.
Identified new focus areas for a rebalanced Nutreco.
Identified CSR key performance indicators to embed throughout business.
Embedding key performance indicators in the Nutreco businesses.
Further improve performance in four key priorities.
'01 '02 '03 '04 '05 '06 '07 '08 '09 '10

embedding csr in nutreco

The change in the balance of Nutreco activities in 2005 and 2006 prompted a review of CSR priorities. Having defined the four most important CSR priority areas for Nutreco today, in 2006 Nutreco undertook to establish key performance indicators (KPIs) in each area to facilitate improvement and the measurement of improvement.

Changes that prompted the priority review

Nutreco aims for solid profit growth, with minimised earnings volatility and good return on invested capital. To achieve these goals, in 2005–2006 Nutreco rebalanced its portfolio of activities and capital employed to focus on the growth of its worldwide animal nutrition and fish feed business.

Nutreco was mainly focused on animal nutrition and fish feed at the beginning of 2006 but also owned 75% of Marine Harvest, the world's largest aquaculture company. Marine Harvest, with the support of Nutreco, was planning an initial public offering on the Oslo stock exchange. Before that took place, in March 2006 Nutreco sold its entire shareholding in Marine Harvest to Geveran Trading Ltd, as did Stolt-Nielsen, which owned the other 25%. At this point, Nutreco ceased direct involvement in fish farming and processing.

The process for revising the CSR focus areas is described in the Nutreco CSR Report of 2005 (pages 15–16). It included internal discussions, for example with the Nutreco Advisory Board on Sustainable Development, and dialogues externally, for example in a debate organised by the VBDO, the Dutch Association of Social and Sustainable Investors. Therefore 2006 was the first time the four focus areas applied for a full year.

CSR priority areas and KPIs

Nutreco's CSR priority areas are:

- Sustainable management of natural resources
- Feed-to-food quality
- Climate change
- Nutreco people & investment in the community

Each area is discussed separately in the following chapter.

In 2006, assisted by external partner KPMG Sustainability, Nutreco undertook the identification of KPIs to improve management of its CSR performance. The process began with a study of relevant standards and the latest guidelines of the Global Reporting Initiative. These were combined with the CSR priority areas of Nutreco.

The selection process

Initially, KPMG Sustainability was briefed by the corporate directors of 'Communication and CSR Management' and of 'Health, Safety, Environment and Quality' (HSEQ) on the activities of Nutreco, the CSR priority areas and the main issues within those areas.

Example CSR KPIs

Sustainability of natural resources	Proportion of raw materials that are co-products or by-products (defined in chapter three, page 33) Number of projects in which Purchasing and/or R&D are involved in finding new by-product raw materials
Feed-to-food quality	Number of food safety incidents (e.g. per type of incident, product, type of operation) Follow-up to incidents (% solved, under investigation, etc.)
Climate change	Electricity use and fuels in absolute terms (kWh, GJ, etc.) Origin of raw materials (limited transport distance)
Nutreco people and investing in the community	LTI/million hours Number of cases causing complaints from neighbours

Following approval, in 2007 the KPIs will be embedded in the internal reporting processes as described below.

From this, KPMG Sustainability prepared an extended list of potential KPIs, based on an analysis of publicly available information, which was refined by consultation with these main Nutreco contacts. The refined list was circulated for comment to Nutreco specialists in human resources, feed-to-food safety, raw materials purchasing and HSEQ.

Feedback from the experts enabled the KPI team to prepare a shorter list of KPIs for each priority area. They were then ranked by Nutreco according to their materiality. The resulting shortlist was presented to the Executive Board for approval.

Embedding CSR KPIs

The four focus areas are broad in definition and at a strategic level. They can be directly addressed by larger-scale corporate initiatives. Examples include HSEQ auditing, Business Integrity, the purchase of key raw materials and participation in projects relating to the sustainability of key raw materials, such as fishmeal and soya meal. These can be considered as corporate CSR KPIs but that represents only a partial commitment to achieving CSR benefits. Greater change can be achieved if CSR KPIs are also embedded and addressed in the businesses.

- For embedding to succeed, business managers must recognise the relevance of the focus areas to their business.
- Nutreco businesses can then select those topics in each area most relevant to their activities and put in place benchmarks and targets and then monitor progress towards those targets.
- The topics most relevant will vary between businesses, according to their particular activity, length of time within the Nutreco organisation and the society and location in which they operate.
- Progress towards objectives in any topic will contribute to improving the Nutreco performance in the related area. Measurement of progress under the topic headings will indicate progress in the focus areas.

To embed CSR into business management requires CSR awareness and objectives to be integrated in business processes such as business planning, with target setting, budgeting, reporting, performance measurement and review. A CSR Champion will meet with each business manager, present the CSR KPI concept, then advise the business managers as they nominate a selection of KPIs appropriate to their business.

Each Nutreco business will adopt those CSR KPIs most relevant to its activities and where local management believes it can make measurable improvements. Progress with CSR KPIs often will be supported by the knowledge generated through the activities at Nutreco research centres, which also can identify new opportunities for progress. The selections will be subject to challenge and approval, eventually by the Executive Board, to ensure they are meaningful and align with Nutreco's strategic plans. In most instances, improvements in the CSR KPIs chosen will bring a beneficial effect on business performance. Thus the objectives of CSR and of business will coincide. As for all KPIs, progress with the chosen CSR KPIs will be monitored, recorded and incorporated in the business review process.

The CSR KPI shortlist provides a picking list and guidance for the businesses. The option is open for a business to identify an issue and KPI that is not on the current shortlist, provided that it is relevant to one of the CSR focus areas and that monitoring and improvement are feasible.

The value of the approach is illustrated by some comparisons. Activities at a Trouw Nutrition International plant in China involve extensive use of manual labour and a large number of employees. An animal feed plant of Hendrix in the Netherlands is highly automated, with relatively few employees. The company in China will find KPIs relating to health & safety at work more relevant than consumption of power and the opposite would apply at the company in the Netherlands.

Skretting companies may select the extent to which they supplement fish oil with vegetable oils as a KPI, while Grupo Sada, which employs large numbers of people in chicken processing, might select KPIs that focus on the frequency of lost time incidents and the consumption of water. These topics are discussed more fully in the following chapter.

CSR ambitions will be incorporated into the strategic planning cycle (into business development plans) and the annual planning cycle (yearly planning including the regular management reviews). This will place it alongside 'marketing and sales', 'R&D and innovation', 'risk management & internal control' and other such topics.

The CSR aspect will be introduced to the businesses in 2007. Programmes will be up and running as from 1 January 2008. In the meantime, the current level of CSR attention and projects will continue.

Verification

Establishing CSR KPIs, benchmarks and targets for Nutreco businesses provides an opportunity for external verification. Verification can relate to the relevance of the KPIs, validity of benchmarks and targets and the monitoring of progress towards them.

research & development

Research & development relating to agricultural activities is conducted at five centres and directed at corporate level, while that relating to fish feed is conducted at one centre and directed within the relevant business group. Animal welfare and environmental impact are constant considerations in the research programmes.

The research centres are located in the Netherlands, Spain and Norway. Their work addresses the nutrition and husbandry of animals and fish, feed production technology and food products. The research teams maintain contacts with centres of research excellence around the world. Between them, these centres employ 115 people. Nutreco laboratories in the Netherlands, Spain and Norway support the research activities. More details on the activities of these research centres are given in the Annual Report, pages 44–48 and on the Nutreco website (www.nutreco.com > Research & Development).

A selection of the many current and recent research projects with direct relevance to the CSR objectives of Nutreco are provided in the following chart.

CSR priority	Research centre and business	Project	CSR benefit
Sustainability of natural resources	PRRC	Feeds for floor-housed laying hens	Feeds with lower protein levels reduce environmental impact, e.g. ammonia release, while maintaining productivity and quality.
	RRC and Hendrix	Improve mineral content of feeds	MinLink® optimises mineral contents and OptiMin® enables protection of minerals until needed. Reduces minerals in feed and in faeces.
	RRC and Nanta	Optimise feeding regime for dairy cattle in Spain	Kempen feeding system combines hay and compound feed. Benefits include reduced demand on raw materials, increased production, excellent quality and better quality of life for the farmer.
	Skretting ARC	*Sustain* feed for Japan with lower fishmeal content*	*Sustain* feeds have significantly lower fishmeal content but deliver excellent performance and quality. Reduces demand for fishmeal.
	Skretting ARC	EU multi-party AquaMax project*	Develop fish feeds with lower fishmeal content while maintaining health benefits of fish for consumer. Reduces demand for fishmeal.

Research & development in Nutreco makes continuing contributions to improving the sustainability of the company and its customers



CSR priority	Research centre and business	Project	CSR benefit
Feed-to-food quality	RRC and TNI	Add omega-3 fatty acids to milk	Technomega* feed ingredient takes purified salmon oil into dairy milk, without taste or odour.
	RRC and TNI	Improve health properties of milk	Develop dairy feeds e.g. to reduce levels of saturated fats in milk.
	PRRC, RRC, SRC and TNI	Replace antimicrobial growth promoters*	Greenline* combinations of natural ingredients effectively replace antimicrobial growth promoters in animal feeds.
	PRRC, Nanta and TNI	Biofuel by-products in feed	Effective ways of upgrading biofuel by-products, e.g. glycerol, into nutritious protein.
	PRRC and Sada	Reduce incidence of salmonella	Identify appropriate feed additives to enhance control of salmonella in eggs and chicken meat.
	FRC and Sada	Packaging development	Further extend shelf life of products in modified atmosphere packaging.
	RRC and Nanta	Replace monensin, used to optimise rumen environment	Combination of rumen enhancers, feed technology and buffers replaces monensin, which is phased out because of antimicrobial properties.
	SRC and Nanta	Nutrition for Iberian pigs	Investigate feed effect on quality of loin and ham, and improve feed efficiency.
	RFP and Nanta	Spray application of medicines	Adding medicines to feed pellets at the end of the production line reduces the risk of cross-contamination to non-medicated feeds.
Climate change	Skretting, RFP and Hendrix	In-line moisture meters	Installing moisture meters on the production lines saves energy when making fish feeds and extends the choice of raw materials for animal feeds with more lower-cost by-products.
	SRC and Hendrix	COM4 pig housing*	Geothermal heat exchange system provides more even temperatures and lower ammonia levels in pig housing, and improves pig health and welfare.
	FRC and Sada	Packaging development	Identify new packaging materials with improved environmental profile.

ARC: Aquaculture Research Centre
PRRC: Poultry and Rabbit Research Centre
RFP: Research Feed Plant
RRC: Ruminant Research Centre
SRC: Swine Research Centre
TNI: Trouw Nutrition International
* Further details can be found in the next chapter



management aspects: corporate governance

Corporate governance is the responsibility of the Nutreco Executive Board assisted by a team of corporate directors. The Executive Board reports to the Supervisory Board. The principles of corporate governance as applied in Nutreco are described on the Nutreco website (www.nutreco.com > Corporate Governance).

Supervisory Board

The Supervisory Board of Nutreco represents the interests of the shareholders and society by supervising the activities of the Executive Board. Certain decisions require the approval of the Supervisory Board. The Supervisory Board members are: Rob Zwartendijk (Dutch, chairman), Yves Barbieux (French), Jan Maarten de Jong (Dutch), Louis Ligthart (Dutch) and Jaap Vink (Dutch). Each is appointed for a period of four years, renewable two times only. Joint meetings of the Supervisory Board and the Executive Board are held at least six times a year. Details of the Supervisory Board members and the Supervisory Board rules are available on the Nutreco website (www.nutreco.com > Corporate Governance > Supervisory Board).

Executive Board

The Executive Board is responsible for the day-to-day operations of Nutreco and for establishing and implementing the long-term strategy. The Executive Board ensures Nutreco operates in a responsible manner, in compliance with national and international regulations concerning animal nutrition and fish feed businesses and other activities in which Nutreco is occupied, and those applying to the operation of an international business based in the Netherlands. The Executive Board agenda includes monitoring the Code of Ethical Conduct and HSEQ audits of Nutreco sites.

The Executive Board comprises: Wout Dekker, Chief Executive Officer, Juergen Steinemann, Chief Operating Officer, and Cees van Rijn, Chief Financial Officer.

Details of corporate governance in Nutreco are explained in the Nutreco Annual Report 2006, pages 50–65, in compliance with the Tabaksblat Code (requirements for corporate governance for companies based in the Netherlands, also known as the CG Code).

management aspects: risk profile

Entrepreneurship involves risks. Achievement of Nutreco's business objectives depends, among other things, on external economic factors, the unpredictability of market trends, extreme weather conditions, other calamities and human factors. Given below is an overview of the key elements of Nutreco's internal risk management and control systems, which are aimed at the adequate and effective control of such risks.

Operational risks

Market risks

Further implementation of the Rebalancing for Growth strategy after completion of the Marine Harvest disposal has made Nutreco less sensitive to salmon and meat price fluctuations. In 2006 the sale of salmon and meat products still accounted for about 20% (2005: 30%) of Nutreco's overall revenues. The Spanish poultry businesses are seeking to further reduce their price sensitivity by means of specific contract conditions and product diversification.

Price fluctuations on the world market for raw materials such as grain, maize, soya, fishmeal and fish oil are the principal factors underlying volatility in the cost price of feed. Under normal market conditions, Nutreco is able to pass on price changes of raw materials, including currency exchange effects, to its buyers within a reasonably short time lag. In 2006 the prices of raw materials were volatile. The Dutch compound feed market continued to be characterised by price competition. As a result, not all increases in the prices of raw materials could effectively be passed on to the market right away, which put margins in the Benelux countries under temporary pressure.

In the traditional raw materials used in cattle feed, such as soya, maize and grain, there is growing demand for raw materials that are produced in a sustainable way. Together with interested parties and several NGOs (non-governmental organisations), Nutreco is encouraging the production of these raw materials. Partly at the request of Dutch dairy company Campina, Nutreco, together with its TrusQ partners and Cefetra, has set up a supply chain for sustainably grown soya certified in accordance with the so-called Basel criteria. The availability of fish oil and fishmeal is becoming increasingly problematic. In response to the increasing competition for these raw materials, Nutreco is carrying out active research into the use of alternatives, also of vegetable origin.

Any further concentration in the salmon farming industry will result in a new market structure. In the course of 2006, initial talks were held with major customers such as Marine Harvest, Fjord Seafood and Pan Fish about the continuation of the commercial ties with Nutreco's salmon feed businesses. The mutual dependence necessitates a redefinition of responsibilities and offers both parties scope for new areas of development. Besides consolidation, the limited availability, now and in the future, of the principal raw materials for fish feed — fishmeal and fish oil — also has an increasingly important effect on market dynamics, which has put a growing premium on substitution expertise. In emerging industrialised agriculture and aquaculture markets (such as Brazil, Russia, India, China and Mexico) there is growing demand for know-how and expertise. As a result, the use of premixes and concentrates in these markets is on the increase. With its recent acquisitions, Nutreco has capitalised on this trend. However, the stages of development of these markets give rise to different risks, such as credit risks.

Technical risks: raw materials and food safety

Many of Nutreco's technical risks relate to the purchase and processing of safe raw materials. In this regard, the NuTrace® system has proven its efficacy. The initiatives within the framework of TrusQ, the partnership with companies active on the Dutch compound feed market to promote food safety in the product chain of eggs, meat and dairy products, have resulted in a better preselection of suppliers and products. The raw materials purchased from these suppliers have a below-average risk profile.

During the year under review, a number of raw materials suppliers were called to account in connection with their product quality and product composition. No conditions occurred that required the Company to issue warnings or recall products. In light of these efforts, Nutreco considers the risks attaching to the production as limited.

Product and product development risks

Legislation and regulation in the various markets in respect of the products in Nutreco's portfolio are constantly subject to change. Product innovation, through the use of new technologies and insights on the one hand and Nutreco's ambition regarding the use of alternative and more sustainable raw materials on the other, has an impact on the complexity of the production processes and on compliance with legislation and regulation, thus raising the risk profile of Nutreco's activities. These risks have so far proven controllable, partly owing to the monitoring of the quality of product development processes by Nutreco's research centres, as well as to the continual testing of innovations against legislation and regulation.

Risks relating to compliance

Governance and compliance requirements have become increasingly stringent and comprehensive. Today, rather than merely being a matter of 'form', compliance has become more and more a matter of 'substance'. The latter requires a further sensitisation drive on the part of the organisation, in both a procedural and a cultural sense. Due to the increased takeover activity, the company's risk profile compared to last year's has increased.

Nutreco did not experience any serious case of non-compliance, and the systems and procedures worked satisfactorily. Keeping up this level of performance will demand the management's continual attention at every level.

Reputation risk

Global social trends and developments are increasingly impacting organisations and their business management. By keeping a close watch on trends and developments, by accruing know-how and discussing dilemmas and through transparent reporting, Nutreco is ready to respond adequately to the changing requirements of society and to adjust its business management accordingly. Nutreco has an Advisory Board for Sustainable Development, which provides support in the form of independent advice.

Risk management and internal control

The risk management and control systems present within Nutreco are designed to protect the Company's envisaged target realisation. Nutreco complies with the governance requirements in respect of these responsibilities and seeks to satisfy the best practice provisions of the Tabaksblat Code. With the measures it has taken, Nutreco is not obliged to meet specific requirements as stated in section 404 of the Sarbanes-Oxley Act. Where the reduction of wanted or unwanted risk exposure is not possible, the systems aim to limit the impact such risks could have on the Company and its stakeholders. However, the presence and efficacy of the implemented systems do not guarantee that the Company's objectives are achieved. Nor do the implemented systems warrant that human error, unforeseen circumstances, materially incorrect statements, loss, fraud and violation of laws and regulations can be fully prevented.

During the year under review, Nutreco implemented a new framework for risk management. Cornerstones of this new framework are the Risk Management Advisory Board, the new Nutreco Risk Management Model for strategic and operational risks and the already existing management and control systems in the areas of financial accounting, HSEQ (Health, Safety, Environment and Quality), feed and food safety, reporting and information security, compliance and corporate governance. Nutreco has laid down its policy measures and instructions in the Nutreco Policy House.

Nutreco Code of Ethical Conduct

The Nutreco Code of Ethical Conduct sets out a number of moral values to which Nutreco subscribes. It is not all-encompassing but instead formulates minimum ethical standards which are to be interpreted within the framework of local laws and customs. All employees with managerial responsibilities in respect of operating companies, as well as intermediate managerial levels and corporate staff, are expected to confirm in writing that they will comply with this Code. The Company Secretary is in charge of supervising compliance with the Code of Ethical Conduct.

Whistleblowing procedure

Since 2004 Nutreco has implemented a whistleblowing procedure as part of its Code of Ethical Conduct. The procedure serves to ensure that any alleged infringement of the existing policy and procedures may be reported without the person making the report suffering any negative consequences of his action.

Letter of Representation (LOR)

All managing directors and controllers of the group companies shall annually sign a detailed statement with respect to the financial reporting, internal controls and ethical principles.

With effect from the 2006 Annual Report and Accounts the LOR will also include activities in the field of information security,

internal control, risk management and HSEQ. Any observations made in this statement shall be reported to and discussed with the Executive Board and the Audit Committee.

Detailed information on Nutreco's risk profile can be found in the 2006 Annual Report on pages 66–73 and on the Nutreco website, www.nutreco.com.

Nutreco membership of organisations

Name	Description	Role/activity
FEFAC	European Feed Manufacturers' Federation	Nutreco is member of or chairs several committees
RTRS	Round Table on Responsible Soy	Member
PPP Sustainable Fishmeal and Fish Oil Production	Public Private Partnership with IUCN-NL, IFFO and the Dutch Ministry of Foreign Affairs	Member
Salmon Aquaculture Dialogue	Cooperation with WWF	Member
FNLI	Dutch food industry association	Member of the working groups on Communication and International Affairs
NEVEDI	Dutch feed industry association	Board member and member of several committees
EATP	European Aquaculture Technology Platform	The CEO of Nutreco is chairman of EATP
DuVo	Dutch organisation on sustainable food	Member
MVO-Nederland	Dutch corporate social responsibility organisation	Member



chapter three |
nutreco's four priorities in CSR





sustainable management of natural resources

Progress 2006

- Nutreco signed a Round Table on Responsible Soy covenant. The covenant stipulates no soya will be purchased from newly cultivated (deforested) land.
- Nutreco took part in organising a second international fishmeal and fish oil conference focused on sustainable practices of industrial fisheries.
- Fish feed business Skretting established a global sustainability working group.
- Skretting Aquaculture Research Centre joined the European Union AquaMax project. One focus is on sustainable aqua feeds.

Opportunities 2007

- Further progress with activities of Round Table on Responsible Soy and support initiatives of International Fishmeal and Fish Oil Organisation towards greater sustainability of supplies.
- Identify additional opportunities in fish feeds to supplement marine raw materials with sustainable raw materials of vegetable origin.
- Take the lead in promoting cooperation between commercial and public organisations to facilitate progress towards sustainable management of natural resources.

Compound animal feeds and fish feeds provide a complete diet through a combination of energy and protein, with essential nutrients such as vitamins and minerals. They can be used alone or in combination with, for example, farm-produced forage such as hay or silage.

As an animal nutrition and fish feed company, Nutreco's main resources are the raw materials for these feeds. Traditionally most of the key raw materials such as soya meal and fishmeal were bought through brokers from the commodities markets and without a direct connection to the producers.

For Nutreco, this situation changed in the past decade with growing awareness of sustainability issues relating to raw materials. Nutreco has initiatives at corporate level, in partnership with other supply chain participants, to address the environmental and social issues of production and supply, both now and for the future. Prioritising this area may enable Nutreco to identify further issues and contribute to resolving them.

At the same time, Nutreco R&D is identifying and assessing alternative raw materials, especially those that are co-products or by-products, as defined on page 33.

The feed industry's role in the raw materials market

The feed industry is an outlet for raw materials in the following broad groups:

- Raw materials that are normally used in food production and are surplus to requirements for food
- Raw materials that are lower grade and not wanted for food production
- By-products of the food and drinks processing industries, and more recently from biofuel production
- Raw materials, such as fishmeal and fish oil, that are used mainly by feed producers

Because the formulations of raw materials used in animal feeds are flexible — a variety of raw material options may be used to achieve a specific nutritional specification — the industry acts as a stabiliser for raw material prices.

Where a raw material is in surplus, feed companies will buy and thus raise demand. Prices are less likely to fall to the point where dumping or destruction is an economic option. When there is a shortage, feed companies will turn to alternative raw materials, reducing demand for the material that is in short supply and easing pressure on prices.

Animal feed provides an effective way of upgrading these raw materials by agricultural activities into high-quality food for human consumption.

Corporate initiatives

In 2006, Nutreco at corporate level participated in international conferences aimed at improving the sustainability of the key raw materials soya, fishmeal and fish oil.

Round Table on Responsible Soy

For the past three years, as a member of the Round Table on Responsible Soy (RTRS), Nutreco has been in dialogue and cooperating with industry partners and NGOs to ensure that growing and processing soya in South America will be conducted in a responsible way, without causing deforestation or creating social injustice.

The RTRS was set up by organisations and companies committed to the responsible production, processing and trading of soya. In March 2006, Nutreco participated in the technical workshop that helped prepare for the second round-table meeting at the end of August 2006 in Paraguay, where Nutreco was represented.

At that round-table meeting participants agreed to create an organisation with a formal governance structure that will develop the criteria to benchmark and monitor progress towards responsible production, processing, trading and distribution of soya. This was a major step forward and Nutreco is participating in the development of the benchmarks.



Raw materials for animal nutrition and fish feed are Nutreco's main resources. Their sustainability is essential to the future success of Nutreco



In addition, participants agreed a covenant with respect to soya production in Brazil while the criteria are being developed. All companies purchasing, processing or using soya from Brazil committed not to source soya from newly cultivated land and to ensure that no supplier is connected to forced labour.

In 2006, Nutreco was proactive in putting soya issues on the agenda of the European Compound Feed Manufacturers' Federation (FEFAC). Sustainable sourcing of raw materials was a main topic at the FEFAC General Assembly in Ghent, Belgium, in June 2006, and the FEFAC president attended the Paraguay RTRS meeting.

Fishmeal and fish oil

The fishmeal and fish oil conference took place in Rotterdam in May 2006. Skretting is the world's leading supplier of fish feed and therefore an important buyer of fishmeal and fish oil. Nutreco helped to organise the first seminar on this topic in Peru in 2005, together with the Dutch Ministry of Foreign Affairs and IUCN-NL.

The Rotterdam meeting attracted producers, users and many others including representatives from the EU Parliament, FAO, the Marine Stewardship Council, banks and international NGOs. The meeting achieved an important step forward by agreeing to raise the scope from South America to a global level and the International Fishmeal and Fish Oil Organisation (IFFO) took on the leadership role.

Nutreco helped in organising the meeting and Skretting presented its policy of only purchasing from managed and sustainable fisheries and its long-standing record of successfully seeking alternatives to marine raw materials.

For some markets, independent verification of the sustainability of fisheries is becoming a requirement. Skretting is working with fisheries that voluntarily seek independent verification as well as those that choose options such as government management. In every case, the fishery should use the best available scientific knowledge and management plans to ensure long-term sustainability. Fisheries that have a difference between the total allowable catch (TAC) and the recommendations of bodies such as the Instituto del Mar del Perú (IMARPE) and International Council for the Exploration of the Sea (ICES), as with the blue whiting fishery discussed below, could potentially be considered sustainable if there is an appropriate management plan in place. Nutreco recognises that these are complex and time-consuming processes.

Millennium Development Goals

By working to improve the sustainability of its raw materials, Nutreco can, in a modest way, contribute to achieving one of the goals of the Millennium Declaration of the United Nations, namely, "to integrate the principles of sustainability into country policies and programmes; to reverse the loss of environmental resources".

Introducing the session on 'Poverty reduction, environment and the Millennium Development Goals' at an Organization for Economic Cooperation and Development (OECD) conference in Paris in April 2006, Agnes van Ardenne-van der Hoeven, the then Dutch Minister for Development Cooperation, said that partnership enabled the involvement of the private sector in working towards these development goals. Specifically, she referred to the partnership of the Ministry with Nutreco and the Netherlands Committee of the International Union for the Conservation of Nature (IUCN) to enhance sustainability in the fishmeal production chain, describing Nutreco as "the adequate partner to engage with" in this project.

A survey of public-private partnerships of the Netherlands Ministry of Foreign Affairs, conducted by Nyenrode business School and Erasmus University in 2006, identified Nutreco as an appropriate role model.



References to Millennium Development Goals in this report are identified by symbols. The references are gathered into a table and linked with the relevant goal in a table on page 61.

Sourcing on a global scale

In the early months of 2007, Nutreco established global sourcing and procurement, led by a director reporting to the CEO. A purchasing structure steered from a global perspective, but with regional and local execution, will maximise buying power and increase efficiency. Additionally, it can increase Nutreco's influence and ability to promote sustainability in some supply chains.

Improving sustainability of raw materials for fish feed

Aquaculture can be a means of meeting the demand for fish without depleting wild fish stocks further. Because marine raw materials, fishmeal and fish oil, are key raw materials, further significant growth for aquaculture depends on the feed producers' ability to supplement them without compromising the health and welfare of the farmed fish and without lowering the nutritional value of the fish produced. Skretting Aquaculture Research Centre (ARC) has a record of more than 20 years' research and development to identify sustainable alternatives to fishmeal and fish oil. By 2006, the overall levels of fishmeal and fish oil in Skretting fish feeds had been reduced from 2004 levels by 15% or more. Salmon feeds from Skretting Norway, for example, had an average 18% fish oil content in 2006 compared with 24% in 2004. The reduction in these marine ingredients was achieved without compromising the performance of the feeds.

Some current and recent projects are described below.

The European Union AquaMax project was launched in May 2006, with the full title of 'Sustainable aqua feeds to maximise the health benefits of farmed fish for consumers'. It involves 32 partners in 14 countries and is part of the Sixth Framework programme, which includes India and China.

ARC is active in two AquaMax programmes; 'aquaculture' and 'human intervention studies'. For aquaculture, ARC, with other centres, is investigating the effects of low fishmeal levels (down to 15%) on fish such as salmon, trout, sea bass and sea bream. ARC is producing the feed for all the trials and is conducting the salmon trials at its Lerang trials facility in Norway.

For the human intervention studies, ARC is using its knowledge of safe and healthy raw materials for fish feeds in the production of fish at Lerang. These salmon are processed and sent to the University of Southampton in the UK for nutrition trials with pregnant women to investigate benefits to the developing foetus.

In another EU project, ARC participated in investigating alternative sources for omega-3 fatty acids. The official report of the PUFAFeed project was published in 2006. Led by Wageningen University and Research Centre in the Netherlands, the project included teams from the UK, Canary Islands, Portugal and Norway. The focus was on developing efficient fermentation technologies for micro algae rich in omega-3 fatty acids. The results indicate that production of omega-3 fatty acids by fermentation of algae is possible, but currently the process is not sufficiently economical to compete as a raw material for fish feed.

Blue whiting

Blue whiting is one of the fish stocks in the North Atlantic that is used in the production of fishmeal. For some years, the International Council for the Exploration of the Sea (ICES) classified the fishery as having full reproductive capacity but being harvested unsustainably, meaning that if catch levels were not reduced, a point would be reached when the stock would go below agreed precautionary reference points.

The stock is fished by countries making up the North East Atlantic Fisheries Commission (NEAFC). Many organisations and companies such as Skretting saw the need for a quota to be agreed among the NEAFC countries and lobbied the European Commission and relevant governments on this topic.

On 16 December 2005 the members of NEAFC agreed a management plan for the blue whiting fishery in accordance with advice from ICES and the total allowable catch was set at 2 million tonnes for 2006. In 2004 the total catch had been 2.4 million tonnes. The parties to this agreement also committed to reduce the allowable catch each year by at least 100,000 tonnes until the biomass taken by fishing is reduced to 32% of the spawning stock biomass (SSB). Already for 2007 the allowable catch has been set at 1.7 million tonnes, a further reduction of 15%. The current estimate of the SSB is 5 million tonnes, which means the 32% target is 1.6 million tonnes. Total allowable catch quotas are shared between the relevant fishing countries.

The commitment of these fishing nations demonstrates that there is a determination to keep the blue whiting fishery at sustainable levels in future.

Sustainability group

Skretting's attention to sustainability was marked in 2006 by establishing a global working group to enhance coordination. In one project, Skretting UK and Ireland is working with local fishing businesses and local producers of fishmeal and fish oil to obtain independent verification of sustainability of some fishery by-products through a partnership with the Marine Stewardship Council. Fisheries and producers in the project work voluntarily and on agreed timescales towards certification. Skretting UK and Ireland, through its fishmeal supplier, aims to use the product in its diets. At present only herring and mackerel are involved but there is scope for other species, such as blue whiting, in the future.

Salmon Aquaculture Dialogue

Nutreco is represented by Skretting on the steering committee of the Salmon Aquaculture Dialogue, which was initiated in February 2004 by WWF USA. The aim of the dialogue is to address the key issues and challenges of sustainable salmon farming. It involves stakeholders from all salmon-producing regions. The dialogue provides a meeting place where views and concerns can be exchanged in a constructive manner. Its final goal is to develop and implement verifiable environmental and social performance levels that measurably reduce or eliminate key impacts of salmon farming and that are acceptable to all stakeholders. Feed is one of the seven key areas of impact that are being addressed by technical working groups. The feed group is examining the sustainability status of fishmeal and fish oil, and the potential for their substitution. Further information is given on www.worldwildlifefund.or/cci/dialogues (select 'salmon').

Consumption of raw materials in 2006

In 2006 Nutreco used in round figures 5.1 million tonnes of raw materials in compound animal feed (this figure includes Hedimix by-product raw materials but not the raw materials used in feed specialities — see page 4) and 1.2 million tonnes of raw materials in fish feeds.

Origins of raw materials

Nutreco sources the majority, 74%, of its raw materials within the European Union and 22% comes from South America, mainly soya products, fishmeal and fish oil. Collating data on the origins of raw materials contributes to the analysis of energy used in transport, described on page 42. Charts below show the origins by raw material category.

Origins of raw materials


Europe
74%
Asia
2%
South America
22%
Other
1%

Classification of raw materials


By-products
33%
Co-products
8%
Main products
13%
Primary products
46%



Nutreco aims only to purchase from reliable, certifiable sources that it believes to be free of any illegal or unsustainable practices

When purchasing these raw materials, Nutreco aims only to purchase from reliable, certifiable sources that it believes to be free of any illegal or unsustainable practices. Considerable care is taken to ensure the raw materials are safe, as is described in the following chapter.

Classifying raw materials in Nutreco

Each raw material has been classified into one of four categories according to the proportion of the total revenue generated by the crop that its use in animal nutrition or fish feed represents.

1. Primary products are those where 80% or more of the total revenue generated by the crop is through its use in animal nutrition or fish feed.
2. Main products are where the proportion of the total revenue generated by the crop through its use in animal nutrition or fish feed is 50–80%.
3. Co-products are where the proportion of the total revenue generated by the crop through its use in animal nutrition or fish feed is 15–50%.
4. By-products are where the proportion of the total revenue generated by the crop through its use in animal nutrition or fish feed is less than 15%.

Raw materials purchased by Nutreco in 2006 can be allocated to these categories as 46% primary, 13% main, 8% co-products and 33% by-products (residuals). The balance between the categories reflects price and availability. Nutreco does not have a policy to drive the ratios towards categories 3 and 4, but does have a corporate policy to ensure the sustainability of raw materials purchased.

Economic importance

The purchase of raw materials by Nutreco has economic importance in South America.

Nutreco purchased approximately 66,000 tonnes of soya meal a month in 2006 and 65,000 tonnes of this came from South America, mainly Brazil and Argentina.

Nutreco purchased 239,000 tonnes of fishmeal in Peru and Chile, where total production ranges from 2.2 to 2.5 million tonnes a year. Thus Nutreco's purchase represents around 10% of the total.

Skretting fish feed businesses used a total of approximately 390,000 tonnes of fishmeal in 2006, about 7.5% of the globally available total and 180,000 tonnes of fish oil, approaching 20% of the global total. These are the only raw material categories in which Nutreco purchases a significant proportion of the global total.




OLEOTOP

Skretting supports economic development in southern Chile

Skretting in Chile is providing valuable support for agriculture and aquaculture in the south of the country, which will contribute to economic development.

A company, Oleotop, was set up in March 2005 in Region IX to provide opportunities for southern agriculture by producing vegetable raw materials for aquaculture, initially canola (rapeseed) oil. In its first year of operation Oleotop contracted more than 80 farmers to grow a total of 4,000 hectares of canola. Oleotop committed to sell all the expected oil to Skretting for use as a substitute for fish oil. Skretting also has first option on any overproduction. This agreement means the farmers have a market and have the confidence to grow the crop. Now that the farmers know that the oil will be purchased, the increased confidence means production has almost quadrupled since the project began.

The contract with Oleotop is more than a new income for the region; it also contributes to the sustainable development of Chilean aquaculture, as a resource to supplement fish oil. A further contribution to economic development in southern Chile is described on page 42.

Non-GMO products

Nutreco considers GMO (genetically modified organisms) crops as raw materials. Where customers request non-GMO feeds, Nutreco companies supply them, for example, non-GMO fish feeds are supplied in the UK and Ireland. Such feeds are externally certified as non-GMO and require specific purchasing of non-GMO raw materials, for which there is a price premium.

Of the approximately 66,000 metric tonnes of soya meal purchased by Nutreco each month in 2006 for compound feeds and fish feeds, the proportion of non-GMO was approximately 16,500 tonnes, with a price premium of 5–10%.

Approximately 60% of the fish feed supplied by Skretting in 2006 was non-GMO. Main demand for non-GMO feeds is in Europe, both for salmonid fish and marine species.

Just under 10% of Skretting fish feed in 2006 was approved by organic certification bodies, mainly for the UK and Ireland.

Environmental developments in Spain

At the end of 2005, management in Grupo Sada, the Spanish market leader in chicken and chicken products, raised attention to environmental performance by developing a clear environmental policy and committing to certify all ten processing plants to ISO 14001. The eight Sada hatcheries are being brought to the same environmental standards even though they will not be entered for certification. Further details are given on page 43.

Grupo Sada is committed to certifying all ten processing plants to the international environmental standard ISO 14001





Progress towards ISO 14001 certification is supported by training of employees on the environmental policy and explaining the requirements for certification. It is further encouraged through a Clean Sada programme, which ensures sites are clean and free from unsightly areas such as poorly maintained stores for used drums. In anticipation of future regulations, Sada began to replace all underground storage tanks, which will be completed in the first quarter of 2007. Other improvements include a programme to enhance treatment of wastewater at the hatcheries and to ensure collection of waste from Sada sites is fully compliant with Spanish environmental legislation.

Water was identified as a key topic and Sada management produced a handbook of best practices to help reduce the use of this natural resource. All processing plants have wastewater treatment facilities and sludge from 70% of these facilities is now used on agricultural land.

In 2007, Sada is investigating the options to change all trays used in delivering products to ones that can be recycled.

Sustain feeds lead Japanese fish farmers away from fishmeal

In August 2006, Skretting Japan launched *Sustain*, a feed with a low fishmeal content for species such as yellowtail and red sea bass.

Many Japanese fish farmers believe that a high level of fishmeal is essential in feed if they are to produce fish of the quality demanded in the exacting Japanese market. Feeds average 50–60% fishmeal content and that has made them susceptible to the impact of rising fishmeal prices, as happened in 2006.

Skretting is convinced high-quality fish can be produced with far less fishmeal in the feed. Fishmeal contents in *Sustain* are as low as 30% and vegetable raw materials bridge the nutritional gap. Developed by Skretting specifically for the Japanese market, *Sustain* has won important converts and demand is growing.

In trials with yellowtail, growth rates, health and mortality all compared well with conventional diets. Samples of the yellowtail were checked for eating quality. They were prepared raw as sashimi and taste panels found them virtually indistinguishable from the usual product, in terms of taste, texture, appearance and aroma.

Sustain offers added benefits. The raw materials used mean *Sustain* feeds have a better environmental profile, for example, they introduce less nitrogen and phosphorus into the water. Retailers that are concerned about environmental impact see this as a positive feature.






HENDRIX UTD

feed-to-food quality

Progress 2006

- NuTrace® standards were redefined to match the rebalanced profile of Nutreco and align them with current customer demands.
- Trouw Nutrition International further expanded the array of feed ingredients that are natural alternatives to antimicrobial growth promoters.
- Skretting Aquaculture Research Centre joined the European Union AquaMax project. One focus is on maximising health benefits of farmed fish for consumers.
- Nutreco España companies helped organise the FUNDISA food safety in food production conference.

Opportunities 2007

- Implementation of expanded NuTrace® programme throughout Nutreco.
- Further reductions to undesirable substances in fish feeds.
- Progress in developing animal feeds that deliver higher nutritional quality in meat, eggs and dairy products.

Animal and fish feeds have a direct influence on the quality of the final food products. Nutreco research & development aims at producing feeds that influence the quality of food products in a positive manner, for example by producing meats with improved flavour and by ensuring fish retain their healthy nutritional value when their diets are adapted to be more sustainable.

In this context, quality includes food safety. The priority area provides an opportunity to bring together and coordinate food safety actions across the business.


SPRAYFO

Food quality

Food plays an essential role in maintaining good health and quality is central in that role. Overweight, obesity and apparent over-consumption of so-called junk food in some parts of society are focal points for health authorities, nutritionists, the public and for politicians. At the same time, attention to the health-promoting potential of good quality food is increasing, both in scientific and consumer communications.

For Nutreco, the relationship of feed-to-food quality is one of the great challenges.

Nutreco is responding by identifying ways in which it can maintain or enhance the nutritional quality of final food products through the quality of the feed, while remaining competitive in the marketplace. For example, Nutreco supplies fish feeds that ensure a good level of omega-3 fatty acids in species such as salmon and is supplying animal feed ingredients to incorporate these acids in other food products such as milk. Nutreco also supplies animal feeds that provide tasty meat with improved fat profiles and milk with optimum balances of proteins and fat. At the same time, Nutreco formulates feeds to be palatable and nutritious, to help ensure animals are well fed and healthy.

Food safety

All consumers should be able to rely on safe food and safe food requires safe feed, which additionally leads to better animal welfare. Nutreco bases the safety of its feeds on responsible purchasing of raw materials coupled with monitoring and management of undesirable substances, microbial contamination and antinutritional factors.

Public confidence in food safety is gradually increasing through the actions of the agriculture and food industries, of retailers and the attention and regulation by public authorities. However, public concerns remain an important factor driving food safety processes.

The European Commission regularly surveys consumer opinions throughout all 25 countries. This is called the Eurobarometer. When, in 2006, respondents were asked who they trust most on food safety, they ranked doctors, consumer groups and scientists at the top. Public authorities and the media came lower down, while food manufacturers, farmers and supermarkets were at the bottom.

Gaining credibility is a second challenge in this focus area for companies such as Nutreco and can only be achieved by consistently operating to high standards coupled with being open and transparent.

Compliance with regulations

The attention paid to food safety by governments and international regulators, supported by the risk assessment activities of bodies such as the European Food Safety Authority (EFSA), means there is an increasing number of regulations, of increasing specificity and strictness, applying to all players along the feed-to-food value chains.

The Quality & Regulatory Affairs department of Nutreco monitors food safety regulations, for example in Europe, Japan and the USA. The work includes maintaining records of legal limits for undesirable substances, ensuring Nutreco participates in related discussions at regulatory bodies and keeping a watch on prospective laws and regulations.

NuTrace® standards were redefined to match the rebalanced profile of Nutreco and align them with current customer demands



Extending NuTrace®

The Quality and Regulatory Affairs department is responsible for the further development of NuTrace®.

In 2006, Nutreco began the development of its NuTrace® food safety initiative to become a broad feed-to-food quality programme across all businesses of Nutreco. This involved redefining NuTrace® standards to match the rebalanced profile of Nutreco and to ensure the standards are in line with current customer demands. Surveys conducted in Nutreco businesses assessed the extent to which the new standards are met and identified areas where further attention is required.

NuTrace® is being developed as a dynamic and modular concept that can adapt and evolve with changing circumstances and can be selected from as appropriate to meet the needs of individual Nutreco businesses. The modular format makes adoption of NuTrace® standards a simpler and progressive process for newly acquired businesses. Additionally, it will help businesses attain the various certifications requested by customers. The businesses will be able to take information and data from the relevant modules and, because the NuTrace® standards are high, this will provide the input needed to complete most of the certification procedures. A further advantage of the modular approach is that it allows businesses to add local initiatives relevant to their regions, such as the TrusQ initiative in which Hendrix participates.

A NuTrace® 'common language' with agreed definitions was developed. This means that, for example, raw materials can be identified accurately and unambiguously.

Uniform risk assessment and risk management will lead to the same risk profile, conclusions and decisions throughout Nutreco, resulting in harmonised specifications for purchase and common positions towards suppliers. For example, access to the SUPRAS database of Trouw Nutrition International has been extended to other Nutreco businesses. The SUPRAS database contains a substantial volume of data on feed-to-food safety.

As a result of enhanced coordination, Nutreco businesses will be able to identify and to take advantage of raw material opportunities more quickly. Additionally, a common Nutreco early warning/rapid alert system will lead to faster and more structured actions by Nutreco companies to avoid hazards.

NuTrace® priorities

The following topics were identified as priorities in the continuing development of NuTrace®:

- raw material assessment and control
- electronic tracking and tracing
- minimisation of cross-contamination between feed types in production facilities
- control of microorganisms such as salmonella.

In addition, attention is being given to hazard analysis and critical quality points in value-added products and services.

Coordination in raw materials purchasing will be further strengthened in 2007 through the centralised sourcing and procurement system described on pages 31 and 42.

NuTrace® audits

The modular form and common terminology for NuTrace® open the way for NuTrace® to become part of the internal HSEQ audit system, described on page 45, which already covers some aspects of food safety. The means for integrating NuTrace® into the audit process were defined and agreed in 2006 and will be brought into effect in 2007.

Food safety conference in Spain

In November 2006, FUNDISA, the Spanish food safety foundation that was established through an initiative of Nutreco companies in Spain, organised its fourth symposium on the theme 'Food Safety in Food Production'. Nutreco companies played a central role.

More than 200 delegates with a professional interest in food safety gathered for two days in Madrid, Spain. Topics discussed included food safety in farm animals, antibiotics in animal production, food safety management systems, and food and food risks in the 21st century.

The Nutreco Director of Agricultural R&D and Quality Affairs gave one of the opening presentations. He pointed out to his audience that although the safety of food was moving down the list of consumer concerns in Europe, from first place in 2003 to third place in 2006, it still is a major concern.

The potential for cleaning fish oils

Skretting has focused on detecting and minimising the content of undesirable substances such as persistent organic pollutants (POPs) in fish feeds for many years. As an example of progress achieved, Skretting Norway reduced the dioxins in feeds by 80% between 2000 and 2005. The levels in 2000 already were below statutory limits. The reduction was achieved by sourcing fish oil from reliable suppliers that can document low levels, analysing every batch and supplementing the fish oil with vegetable oils.

Through the Norwegian Fish Feed Producers Association, Skretting is working to gather information on the available technology for further reducing levels by cleaning POPs from oils. A research project will assess the effectiveness of cleaning and will monitor effects on the desirable content of the oils, such as the content of omega-3 fatty acids.

Controlled value chain for pig meat in the Netherlands

In 2006, Nutreco feed business Hendrix UTD, Jumbo Supermarkets, Dierenbescherming (the Dutch animal welfare organisation) and pig producer Cobben launched a new pig meat concept, Jumbo Aware, in the Netherlands. Controlled from feed producer to retail shelf, Jumbo Aware provides high standards of food safety.

Jumbo Aware is based on maintaining high standards in four aspects of production. These are food safety, animal welfare, environment and flavour. Cobben employs the Canadian bedding system to raise the pigs. This is a group housing system that takes account of animal welfare. It has a relatively large area per pig and a thick layer of sawdust to allow natural behaviour. The pigs are given special feed from Hendrix, made with selected raw materials.

Replacing in-feed antibiotics

In January 2006, the European Union banned all antimicrobial growth promoters from animal feed. The ban was agreed in advance and Nutreco had been developing and supplying alternative options for several years. Implementing the ban brought their contribution sharply into focus.

The major group of alternatives from Nutreco are collected in the Greenline® range from Trouw Nutrition International. Greenline® uses combinations of natural ingredients such as fatty acids, organic acids and plant and yeast components that show a positive effect or beneficial modification to the microbial population of the animal gut. They were developed by extended cooperation and investigations at the Nutreco Poultry and Rabbit Research Centre in Spain and at the Ruminant Research Centre and Swine Research Centre in the Netherlands.

The research work is continuing as Greenline® is a dynamic concept that evolves as new effective ingredients are identified.

Trouw Nutrition Specialties

Trouw Nutrition Specialties is a global business formed in 2006. It supplies a number of products that contribute to the wellbeing of livestock, for example providing support during transition periods and stress, such as around the time of birth and at weaning. These include Milkivit and Milkiwean milk replacers for cattle and pigs.

Other products include the Selko range of organic acids, which control fungi, yeasts and bacteria in the agricultural value chains. They have an important role in feed-to-food safety, from harvesting of raw materials for feed, through the production and use of feed and on to meat processing. ^TNI^betain provides multiple health benefits including gut health and better resistance to heat stress. Selacid Green Growth is an effective alternative to antimicrobial growth promoters and Protimax® provides control of ileitis, which at sub-clinical levels causes pigs difficulty in digesting their feed, again replacing antibiotics. Fibosel® provides ß-glucan to boost animals' immune systems and help them resist disease challenge.



climate change

Progress 2006

- Hendrix initiated an energy savings project in Belgium and the Netherlands.
- Nutreco biofuels team identified challenges and opportunities resulting from increased biofuel production.
- Global purchasing group began exploration of opportunities to improve efficiency in transport of raw materials and finished goods.

Opportunities 2007

- Identification by R&D teams of most effective methods to use by-products from biofuel production in animal feeds.
- Achieve greater energy efficiency through projects in Hendrix and Nutreco companies in Spain.
- More efficient delivery of fish feed in Chile following completion of Pargua pier.

Changes in the global climate have multiple effects on Nutreco: on raw materials supply and on the needs of its customers. At the same time, agriculture is an important contributor to the production of greenhouse gases with a potential to contribute to climate change. These are carbon dioxide from energy consumption and methane and nitrous oxide from livestock. Partially offsetting this, the crops grown in agriculture absorb carbon dioxide.

Climate change topics addressed by Nutreco in 2006 relate to the change in raw material markets caused by the move towards biofuels, the transport of raw materials and finished goods, and a reduction in carbon dioxide emissions resulting from better energy management at production and processing plants.

Biofuels and animal feed

The production of biofuels, based on agricultural products, has become a significant industry in recent years. As a strategy in tackling climate change, many governments are now promoting the production and use in transport of biofuels — bioethanol and biodiesel — rather than fossil fuels. Production doubled from 2001 to 2005, when it totalled 670,000 barrels a day. This represented one percent of the global transport fuel supply. At present, the increase in biofuel production is the result of intervention by governments. Biofuels can become competitive with fossil fuels if production becomes more efficient and/or oil prices rise.

The Organization for Economic Cooperation and Development (OECD) published a report on 'Agricultural Impacts of Future Growth in the Production of Biofuels' in February 2006. The OECD estimated that to produce 10% of transport fuel as biofuel, in the US, Canada and Europe, would take from 30% to 70% of the current crop area, respectively. This assumed no improvement in production technology and no change in land use to bring in marginal or fallow areas. Even so, the potential impact on raw material markets is clear, especially on vegetable oils, grains (both wheat and maize) and sugar. There will be a significant change in the raw materials available for use in the feed industry because of the growth of the biofuel industry. Adapting to this is a challenge for Nutreco.

In 2006, a Nutreco biofuel project team investigated and analysed the effects of biofuel production, the changes it will cause in the raw material markets and the opportunities they present.

The demand for vegetable raw materials for the production of biofuels is already changing the economics of commodity markets. The price of energy is affecting prices being paid by the feed and food industries for crops such as sugar (cane and beet), cereal grains and oilseeds. However, there is a compensating factor. Biofuel production leads to by-products that can be used in feeds. As a result, feed producers must adapt to a different set of raw materials and take the first step in converting these new by-products into nutritious protein.

Bioethanol is made from cereals and sugar. By-products that can be used in feed include dried distillers grains. Biodiesel can be made from refined vegetable oil and methanol. Glycerol, which can be converted by animals into glucose, is a main by-product, around 10 kg for every 100 kg of biodiesel. Converting such by-products into animal feeds will become normal practice for feed producers.

From 2006, Nutreco allocated increased resources to research the nutritional value of these new raw materials. The techniques required to process them are being investigated at the Research Feed Plant in the Netherlands, part of the Agriculture R&D structure.

Nutreco is aware that rising demand for agricultural raw materials may lead to the development of new areas of production,


HENDRIX UTD

Transport for raw materials and finished goods is being investigated by Nutreco, exploring opportunities to improve efficiency



including the destruction of primary forest. This point is addressed, in relation to soya cultivation, on page 29. By identifying ways to use the by-products from biofuel production as raw materials, Nutreco can help alleviate the pressure and contribute to making crop production for biofuels more sustainable.

Transport

Transport for raw materials and finished goods is being investigated by Nutreco, exploring opportunities to improve efficiency. By investigating these areas, Nutreco is looking further along the value chain in both directions, beyond its directly owned activities.

One approach comes from the global sourcing initiative reported on page 31.

Development of the sourcing initiative began in August 2006 with a review of all purchasing activities, performed by purchasing consultants. The review identified 28 sourcing categories. To assess the real potential for Nutreco, in November 2006 cross-functional groups investigated the opportunities in nine of the identified categories, one of which was freight (transport of finished goods). Each group included, for example, representatives of purchasing, control functions and sales, as well as a consultant to guide the process. In addition, each group had a sponsor in senior management. All project groups used a fact-based approach and identified opportunities for substantial cost reductions. More efficient use of freight transport will bring an incidental benefit by reducing carbon dioxide emissions.

Following the appointment of the Corporate Sourcing & Procurement Director in February 2007, opportunities identified will be brought into effect.

More efficient transport in Chile

Delivery of feed by boat is more energy efficient than delivery by road for many fish farms in the main aquaculture region of Chile, Region X. In 2006, Skretting Chile finalised plans to build a pier in 2007 at its Pargua feed plant to facilitate delivery of feed by boat.

Delivery by boat will support the growth of aquaculture south of the Region X. To the south, Region XI is relatively undeveloped with a very basic infrastructure. It is already the location for around 20% of the total Chilean salmon production, with farms that occupy less than one percent of the areas suitable for aquaculture. Delivery by road to fish farms is difficult or impossible in almost every instance. Boats of 2,000 tonnes displacement using the pier will be able to deliver feed about 650 kilometres from Pargua, well into Region XI, helping to initiate economic development.

Energy management

Nutreco encourages the development and implementation of energy efficiency programmes at operating companies. Energy consumption in Nutreco companies is recorded and reported as a component of CSR reporting. Details on energy consumed in 2006 will be published in the CSR section of the Nutreco website (www.nutreco.com).

In 2006, 37 Nutreco companies from the total of 67 had energy efficiency programmes in place and a further nine had programmes in development. Examples are described below.

Energy efficiency in feed production

Hendrix, the leading animal feed business in Belgium and the Netherlands, initiated an energy savings project in 2005, which ran throughout 2006 and will continue in 2007.



Effective measures to reduce consumption of electricity and gas included better maintenance and control of compressed air and cooling systems, reduction of consumption by equipment running at weekends, using a crane rather than a blower to bring in raw materials, moving some production activities away from periods of peak power demand and improved management of gas supplies.

In 2006, Sada decided, where possible and economic, to convert from oil-fired power generation to natural gas or propane. The Toledo plant switched to propane in 2006 and plans are in hand for the plant in Lleida. This will reduce the carbon dioxide emissions by around 25% for the same power output.

Monitoring energy for processing in Spain

As reported on page 34, Grupo Sada, the Spanish market leader in chicken and chicken products, is committed to certification of all ten processing plants to ISO 14001, which relates to environmental performance.

In 2006, Sada recruited a team of environmental specialists to help drive and guide the process towards certification. During the year, they identified matters that required attention and appropriate actions have been, or are being, implemented. It is expected that the final audits for ISO 14001 certification will take place in May 2007 and certification will be completed the following month.

Energy, especially electricity, is now a key topic of attention in Sada. The use of energy in the form of fuel and power is monitored using a data recording system introduced by Sada in 2002. Data is recorded monthly and published within the company to all managers, including the ratio of consumption to production. Improvements in efficiency begin with investigations to identify the reasons for differences between plants and through the exchange of best practices.



nutreco people & investing in the community

Progress 2006

- Nutreco introduced worldwide HR standards and performance management systems.
- Poultry processing business Grupo Sada achieved further improvements in safety at work, reaching frequency levels around half the industry average.
- The covenant of the Round Table on Responsible Soy signed by Nutreco stipulates suppliers must have no connection with child labour or forced labour.

Opportunities 2007

- Raise standards of safety at work even higher in Nutreco, including in businesses acquired by Nutreco.
- Strengthen relationships between Nutreco operating companies and local communities.
- Identify fresh business opportunities that stimulate local economies and provide mutual benefits for Nutreco and the region concerned.

This priority area includes people in Nutreco and those affected by the activities of Nutreco. It is an opportunity to report on employment and social policies and to make clear that Nutreco is aware that it cannot operate in social isolation.

Externally, more than avoiding negative impacts, Nutreco businesses are encouraged to find and bridge gaps in local community social structures through, for example, welfare, cultural and environmental initiatives.

Nutreco employees

The number of Nutreco employees increased from 6,993 in 2005 to 7,919 as at 31 December 2006. The increase reflects a growth of activities in emerging economies and in the Asia-Pacific region in particular. The most significant increase came from the expansion of activities by Trouw Nutrition International in China. Nutreco policy is to retain and recruit mainly local employees for companies in all countries in which it operates.

The number of women employed in Nutreco was 2,089. The proportion of staff in managerial positions was 8.22% and 23.15% of these were female. Staff turnover worldwide and across all activities fell from 12.4% to 6.5% (excluding employees of either acquired or divested companies). The average age was 37.8 years: 38.4 years for men and 35.8 years for women. The average duration of employment was 10.9 and 7.9 years, respectively. Bachelor degrees or higher qualifications were held by 19% of Nutreco employees.

Nutreco policy is to offer employees and applicants equal opportunities regardless of gender, race or religion.

Approximately 2,300 (29%) of the Nutreco personnel worked in the premix and speciality industry, 28% in the meat processing industry in Spain (Sada), 16% in animal nutrition, 16.5% in fish feed companies, 6% in the breeding group and 4.5% in research & development, head offices and shared service centres. Close to 40% of all Nutreco employees worked in Spain and almost 15% in the Netherlands. Employees in each of the other countries represented less than 10%, with only China and Chile being above 5%.

The working language within Nutreco is English, as the main international business language. The chart on this page shows the main languages spoken.

Language distribution in 2006


English 10.2%
Dutch 17.2%
Chinese 8.4%
Norwegian 3.4%
German 2.4%
Polish 2.1%
French 2.0%
Other 6.0%
Spanish 48.3%

Health and safety

Health and safety of employees has a high priority in Nutreco and forms a substantial part of the audits conducted by the Health, Safety, Environment and Quality (HSEQ) team based in Boxmeer. The team is a key contributor to maintaining and improving standards that apply throughout Nutreco operations. The Corporate HSEQ Director reports to the CEO of Nutreco.

The HSEQ team regularly inspects and audits production and processing sites, primarily to ensure that Nutreco standards are met. Where equipment, conditions or working methods do not meet with Nutreco standards, the matter is recorded together with recommendations on necessary changes. Audit reports are submitted to site and business management and to the Executive Board. The HSEQ team monitors the implementation of all 'urgent' recommendations. HSEQ recommendations are strong support for related capital expenditure applications.

In addition to health and safety, audits include certificates and licences, quality control and hygiene measures, and complaints concerning odours or noise. Where problems are identified, the team works with management to find a practical solution that meets regulatory requirements. The exact details of solutions may vary from site to site, to suit the construction and activities of each site rather than imposing identical procedures everywhere.

As the HSEQ team visits all Nutreco installations, it facilitates sharing of knowledge and best practices relating to health and safety at work as well as production. It acts as an information and advice resource on health and safety issues and may, if invited, take part in audits of suppliers.

The HSEQ team also coordinates the gathering of performance data used in Nutreco Corporate Social Responsibility Reports.

Nutreco has had an HSEQ team since its foundation in 1994. The team has visited every production site several times, apart from recent acquisitions, and has recorded continuous improvement. Well performing sites are audited at least every four years. Inspections are made between audits so that such sites are visited every two years. Other sites, for example those brought into Nutreco in acquisitions, may be visited more frequently as they are brought to required standards.

In 2006, the HSEQ team initiated a practice of asking business managers to assess the usefulness of the HSEQ audits. The team also conducted a survey of the extent to which recommendations had been followed up one year after audit. The results of the surveys are given in the charts below.

In addition to health and safety, HSEQ audits relate to the relationship of Nutreco businesses with the local community through the environment and quality aspects of the audits. Through these topics, they relate to the other three CSR focus areas. Therefore, a comparison of audit scores over several years provides a corporate Key Performance Indicator, as described in chapter two.

Absenteeism and workplace accidents in 2006

Company-wide absenteeism stood at 4.33% in 2006 (2005: 3.93%).

The number of lost time incidents (LTIs) was 206 (264 in 2005) and the LTI frequency rate (number of incidents per million man-hours) was 16.3, compared with 15.7 in 2005. There were no fatal accidents in Nutreco in 2006. Extra attention was given to safety at work following three fatal accidents in 2005. Nutreco aims to pursue an active accident prevention policy in all operating companies.

Nutreco maintains an ultimate objective of zero accidents in the workplace. While, in practice, this may not be possible, there is a continuous effort to bring the numbers as low as possible.

Higher rates of LTIs occur in processing activities because of the nature of the work and equipment used. Following the changes to Nutreco, processing only takes place in the Sada business unit in Spain, which processes poultry for retail, food service and food processing.

Skretting Chile gains OHSAS certification

In December 2006, Skretting Chile gained certification under the international standard for occupational health, safety and security, OHSAS 18001. Skretting Chile is the first fish feed company in Chile to have this certification. It applies to all three Skretting plants in Chile, which together employ more than 500 people.

Ratings by Nutreco companies of the quality of the audits performed by Nutreco HSEQ

(on basis of 28 replies so far; scale used is 0)



Rating
10.0
8.0
6.0
4.0
2.0
0.0
8.5
8.0
8.3
8.6
7.8
9.0
Site inspection
Quality/Food safety
Occupational health
Safety
Environmental
Quality of the report

Follow-up of HSEQ audit recommendations by the Nutreco companies

(after 1 year, period 2004 and onwards; basis are 396 urgent recommendations)



Shortly to be implemented 23%
Postponed 19%
No follow-up 8%
Executed 50%

LTIs per million man-hours per BU in 2005-2006



2006
2005
40
35
30
25
20
15
10
5
0
Nutreco Corporate & Research centres
0
0
Salmon Feed UK & Ireland
28.6
35.9
Salmon Feed Canada
33.8
38.3
Salmon Feed Norway
11.3
11.4
Salmon Feed Chile
8.3
13.9
T&M Species
30.8
29.3
Euribrid
32.8
24.8
Hendrix
10.6
3.7
Nanta
17.6
10.5
Sada Poultry
19.6
17.9
TN Americas
5.9
16
TN West Europe
20.3
14.3
TN CE Europe & Asia
3.3
8.3
NUTRECO TOTAL
16.3
15.7

OHSAS 18001 certification represents a further milestone in the Social Responsibility initiative launched by Skretting Chile in 1998. Through an integrated management system applying in the three plants, the initiative has already led to certification of product quality under ISO 9001 and environmental sustainability under ISO 14001.The OHSAS 18001 certification maintains Skretting Chile's position as a pioneer in the Chilean industry.

Education and training

The people that make up the workforce of Nutreco are its most significant assets. Their know-how and expertise represent an important part of its future. Care is taken to ensure they are treated fairly, given equal opportunities and offered opportunities to progress — through education and training or by movement within the company.

Details of training provided in 2006 will be published in the CSR section of the Nutreco website (www.nutreco.com > Corporate Social Responsibility > CSR Report > Additional Information).

Human rights

All Nutreco employees are paid in accordance with national legislation and never less than the minimum wage in their country of employment. It is Nutreco policy that they should be at







Reducing accidents in Grupo Sada

Grupo Sada employes 2,300 people and has six operating companies responsible for chicken processing. As stated above, processing is the activity in Nutreco that has the highest rate of LTIs, because of the nature of the work and equipment used. Nutreco España in 2002 began a programme to reduce the number of accidents and to reduce the incidence of repetitive strain injury (RSI), also typical in this type of work.

The programme began with the collection of data on accidents and injuries at all plants. This was reported monthly to all managers for all sites, drawing their attention to the rate of incidents and variation between sites, days of the week and time of day. Increased awareness and sharing best practices led to a continuous reduction from 2002 to 2006.

The next step was to introduce an accident report system, using Lotus Notes. A standard form ensures all required information is provided, including how, when and where the incident occurred, witness reports and an indication of severity as well as corrective actions taken to reduce the chances of it happening again.

An alert is sent automatically to the HSEQ manager in Spain and the Corporate HSEQ director when a more severe incident is recorded. The Lotus Notes facility is also used by the business group Feed Spain (Nanta and Agrovic).

Integration of local medical services in the assessment of incidents and injuries has provided additional information and contributed to a further reduction in incidents.

The HSEQ manager in Spain collates the information derived from the reports to identify problem activities or equipment. These are further investigated and solutions discussed at quarterly meetings of the HSEQ team in Spain with site managers. Recent improvements include the installation of rising platforms to help in loading pallets without lifting above shoulder height.

The graph opposite shows the reduction in accident numbers from 2002–2006. These figures include RSI incidents. The horizontal lines in the ratio graph indicate the industry average in Spain and show that, since introducing its accident reduction programme, Sada has moved significantly below the average.

Implementation of good health and safety standards and recording at Sada sites opened the way for all the processing sites to gain certification under OHSAS 18001 in 2005. Access to an Internet site, provided by a third party, now provides access to all relevant and upcoming legislation, with automatic update alerts.

In 2007, the incident reporting scheme will be extended to the employees of the cooperatives that supply approximately 900 people to work in the processing plants. These cooperatives have a contract to provide an agreed number of people each day to work in a plant. The individuals concerned may well change from week to week or day to day, making the task of identifying absence through injury more difficult. Arrangements have been agreed to keep records and implement related training for these people as well.

Accident reduction in Spain



100
90
80
70
60
50
40
30
20
10
0
2002
2003
2004
2005
2006
January
December
January
December
January
December
January
December
January
December

least in line with those in equivalent industries in the same country as Nutreco is keen to recruit and retain a high-quality workforce.

The Nutreco human resources guidelines state that companies will, in principle, follow collective labour arrangements. On top of this, companies will develop a total compensation and benefit and social security package in order to position themselves as a good and attractive employer in their industry.

International labour standards

The standards specified in OECD conventions and the relevant ILO Conventions on employment are endorsed by Nutreco and, where valid for the business, are integrated in the Code of Ethical Conduct, Nutreco HR Standards and the HSEQ Policy. These can be found on the Nutreco website: www.nutreco.com > Corporate Governance, and > Corporate Social Responsibility. The rights include the freedom of association and union membership. They also include the clear assertion that Nutreco does not engage in or support the use of child labour, as defined in these standards and conventions.

Employee representation

Most employees are represented on works councils and Health, Safety and Environment (HSE) committees. The proportion of sites with such councils and committees will be indicated on the Nutreco website, www.nutreco.com.

Nutreco has a European Information and Consultation Council, in line with EC Directive 94/45/EC, which requires all companies above a certain size and operating in more than one European country to have a means whereby management can inform and consult with employee representatives on matters that affect employees in more than one of these countries. The council meets twice a year and minutes are made available in eight languages.

Many Nutreco Business Units regularly conduct employee satisfaction surveys. Information on surveys that have been conducted in Nutreco businesses in the past three years will be published on the Nutreco website, www.nutreco.com.








Investing in the community

Nutreco aims to have a positive influence in the community, helping to bridge gaps in local community social structures. This applies both to local communities around its centres of activity and more distant ones, for example in countries supplying raw materials. Initiatives by Nutreco businesses can include welfare, cultural and environmental activities. Figures for contributions to the community will be published on the Nutreco website, www.nutreco.com.

Most of these programmes run over several years and have already been covered in previous reports. An example from 2006 is described below.

Skretting supports studies to improve marine hatcheries
Three people working in hatcheries in the Asia-Pacific region were selected as Skretting Scholars, enabling them to attend a training course in providing practical experience in breeding and fingerling production of several grouper species, organised by the Network of Aquaculture Centres in Asia-Pacific (NACA). The scholarships provided financial support, including travel and accommodation, for the scholars to attend this intensive course at the Brackishwater Aquaculture Development Centre-Situbondo in East Java, Indonesia.

Prospective scholars applied to NACA, which selected the Skretting Scholars based on criteria agreed with Skretting. NACA received well over 30 applications in 2006. The successful scholars were from India, Myanmar and Thailand.

Rural support and care in the Netherlands
In the Netherlands, an organisation called Landelijk Steunpunt & Zorg (Rural Support & Care) helps to organise a network of around 400 farms that provide constructive and therapeutic activities and rehabilitation for people with physical or psychological difficulties. To help continue their activities, these farms encourage local companies to participate through a scheme that involves employees working for a day on the farm to implement a scheme agreed between the farm and the company in advance. The company also helps provide necessary materials and equipment.

Hendrix UTD began a programme of actions with these farms in 2003 and has identified more benefits than expected, including increased morale and greater integration between employees. In 2006, Hendrix participated, with a donation of €5,000, in the building of housing for calves and sheep on one of the farms. Caring for the animals helps young people working at the farm to learn about taking responsibility.

Employment in soya production
Employment conditions are part of the multi-party covenant relating to the purchasing of soya meal, described on page 29. In Nutreco, because of concerns expressed about the social as well as environmental impact of increasing production of soya bean, the standard contract framework includes specific human rights stipulations.

- No child labour in the supply chain from agricultural production to delivery in the shipment port.
- No slavery in the supply chain from agricultural production to delivery in the shipment port.

Monitoring community impact

One of the ways in which Nutreco can monitor its impact on communities local to its production and processing activities is through the registration of complaints, in particular those relating to odour or noise.

All plants keep a log of complaints received. These are always responded to and, where practicable, measures are taken to eliminate the cause. This can be through further training of operating personnel, through liaison with suppliers and sub-contractors, by changes to procedures or by making physical changes to the plant itself, for example installing new odour abatement systems.

Information on cases leading to odour or noise complaints will be published on the Nutreco website, www.nutreco.com, together with data on litigation in 2006, operating licences and formal notices.

Dilemmas as Nutreco expands

As Nutreco grows, it is becoming involved with widely varying cultures and expectations regarding health and safety at work. Every new acquisition starts from a different position but progress, though at different speeds, is always towards the Nutreco HSEQ standards. However, the approach has to be pragmatic. While Nutreco can set higher standards and expectations compared with other companies in a region, it cannot move so far ahead that the plant is no longer competitive. Even so, risk assessment and control must take the same approach. Solutions may differ but danger is not tolerated.

HSEQ inspections are part of the due diligence procedure preceding acquisition, to define the weak and strong points of a prospect. If a plant is dangerous, unless it can be rectified it will be excluded, or the acquisition does not proceed. HSEQ problems that can be solved within reason are changed straight away. Around one year after acquisition, the Nutreco HSEQ team will conduct a second audit. It can be earlier if the business managers identify an urgent matter.

Nutreco understands it must respect local conventions. For example, some plants are in locations where it is normal for all ingredients to be in bags. Nutreco could invest in automating such a plant to work with bulk ingredients but this would cause more problems that it would solve. The labour force and local community could be alienated because of the loss of employment and there could be difficulties in finding qualified operators and in maintaining the equipment.

Nutreco believes that consulting with the employees to make their working practices safer is a better solution for everyone, developing a 'custom-made' approach for each company while keeping the ultimate health and safety objectives in mind.




Z269

addendum

assurance report

To the readers of the Nutreco Sustainability Report 2006.

Introduction

We have been engaged by Nutreco Holding N.V. to review the Nutreco Sustainability Report 2006 (further referred to as The Report). The Report, including the identification of stakeholders and material issues, is the responsibility of the company's management. Our responsibility is to issue an assurance report on The Report.

Context and scope

The scope of our engagement is explained by Nutreco on page 63 of the Report. Our assurance engagement covers all information in the report with the restriction that indicators on absenteeism, workplace accidents and accident reduction data at Grupo Sada are excluded.

We designed our engagement to provide the readers of the report with:

- reasonable assurance on whether:
  the financial information in the report presented on page 7 is properly derived from the audited 2006 Group financial statements of Nutreco Holding N.V.
- limited assurance on whether:
  the other information in The Report as defined by the scope of our assurance engagement is fairly stated.

'Fairly stated' means that the report properly reflects the information contained in the underlying sources such that it is consistent with the source information.

To obtain a thorough understanding of the financial results and financial position of Nutreco Holding N.V, the reader should consult the Nutreco audited Group financial Statements for the year ended 31 December 2006.

Standards and criteria

We conducted our engagement in accordance with the International Standard on Assurance Engagements (ISAE 3000): "Assurance Engagements other than Audits or Reviews of Historical Financial Information", issued by the International Auditing and Assurance Standards Board. Amongst others this standard requires that:

- the assurance team members possess the specific knowledge, skills and professional competencies needed to understand and review the information in The Report, and that they comply with the requirements of the IFAC Code of Ethics for Professional Accountants to ensure their independence;
- when providing limited assurance, which is a lower level than reasonable assurance, a negative form of conclusion is used.

There are no generally accepted standards for reporting sustainability performance. Nutreco applies its own internal sustainability performance reporting criteria, derived from the Sustainability Reporting Guidelines v3.0 (G3) from GRI and internal corporate guidelines for HSE reporting.

Work undertaken

We undertook the following activities:

- assessing the qualitative information by interviewing staff at corporate and business level and by reviewing internal and external documentation such as minutes of meetings, reports, and intranet sources;
- reviewing the underlying principles of information management, and reviewing the data collection, aggregation and validation process by the corporate HSEQ department;
- a media analysis and internet search covering sustainability issues for Nutreco in the reporting period;
- a consistency check to ensure that the Report includes information on the key commitments and targets in the 2005 Sustainability Report;
- visiting a production facility of Grupo Sada in Spain to assess the data collection process at local level.

For the financial information in the report we have reconciled the data on financial performance on page 7 with the audited 2006 Group financial statements of Nutreco Holding N.V.

Following our review we discussed changes to the draft reports with Nutreco, and reviewed the final version of The Report to ensure that it reflected our findings.

Conclusions
Based on the above we conclude that:

- the financial information in the report presented on page 7 is properly derived from the audited 2006 Group financial statements of Nutreco Holding N.V.;
- the other information in The Report as defined by the scope of our assurance engagement is fairly stated.

Commentary
Without affecting the conclusions presented above, we would like to draw readers' attention to the following:

Nutreco has been in the process of developing new KPIs to monitor progress on material issues. Embedding these new KPIs in the organisation and reporting on performance thereon in the regular planning and control cycle is the next phase in this process. We strongly recommend Nutreco to ensure the right conditions are timely in place regarding the reliability of these new KPIs. This involves amongst others designing clear definitions, providing guidance on KPI performance reporting, outlining instructions for gathering necessary data and improving aspects of present internal control systems. In addition, we recommend Nutreco to report on targets set for the new defined KPIs and the first performance results in the next Sustainability Report, in order to expand the level of business related performance reporting in relation to the sustainability issues defined.

Amstelveen, 20 April 2007

KPMG Sustainability B.V.
W.J. Bartels RA, director

subject index

Agri Vision 16
Antimicrobial growth promoters, ban 39
AquaMax project 20, 31
AquaVision 16
Biofuels 15, 17, 29, 41–42
Blue whiting 30–32
By-products 15–17, 21, 29, 41–42
Canola oil 34
Carbon dioxide 41–43
Code of Ethical Conduct 24, 49
COM4 21
Corporate governance 22, 49
European Food Safety Authority 37
FEFAC 30
Fish oil 15, 19, 29–34, 39
Fishmeal 15–16, 19–20, 29–33, 35
FUNDISA 39
Global sourcing 31, 42
GMOs 34
Grupo Sada 4, 5, 19, 34–35, 43–46, 48, 61
Hendrix 4, 15, 19–21, 38–39, 42, 50, 61
HSEQ 45–46
Key performance indicators (KPIs) 16, 18–19
Lost time incidents 16, 19, 46–49
Millennium Development Goals 30
Nanta 4, 15, 20, 21, 48
NuTrace 16, 38
OHSAS 46–48
Oleotop 34
Omega-3 fatty acids 31, 37, 39
Rapeseed oil 34
Raw materials 15–21, 23–24, 28–35, 37–43, 50, 63
Rebalancing for Growth 15–17, 23
Round Table on Responsible Soy 29
Sada 4, 5, 19, 34–35, 43–46, 48, 61
Salmon Aquaculture Dialogue 32
Skretting 4, 5, 15, 16, 20–21, 30–35, 39, 42, 46–47, 50, 61
Soya meal 16, 19, 29, 33–34, 50
SUPRAS 38
Sustain fish feed 35
Trouw Nutrition International 4, 15, 19, 21, 38–39, 45
TrusQ 38
Verification 15–16, 19, 30, 32, 63
WWF USA 32

glossary and abbreviations

Compound feed	Feed composed of various raw materials according to exact formulations and containing all nutrients essential for an animal's maintenance and growth
Concentrates	Mixture of vitamins, trace elements, minerals (premix) and proteins used in the production of compound feed and fish feed
EFSA	European Food Safety Authority
EU	European Union
FAO	Food and Agriculture Organization of the United Nations
FEFAC	European Compound Feed Manufacturers' Federation
Fish feed	A compound feed prepared for fish, having a higher nutrient concentration than feed for land animals
FUNDISA	Spanish food safety foundation established by a Nutreco initiative
GMO	Genetically modified organism
GRI	Global Reporting Initiative
HSEQ	Health, Safety, Environment and Quality
ICES	International Council for the Exploration of the Sea
IFFO	International Fishmeal and Fish Oil Organisation
ILO	International Labour Organization
IMARPE	Instituto del Mar del Perú
NEAFC	North East Atlantic Fisheries Commission
NGO	Non-governmental organisation
OECD	Organization for Economic Cooperation and Development
OHSAS	Occupational Health and Safety Assessment Series
Organic	Feed and food products where artificial fertiliser and/or chemical crop protection agents are not used in their production, or are strictly limited
Premix	Mixture of high-quality nutrients, such as vitamins, trace elements and minerals, used in the production of concentrates and compound feed

GRI index

1. Profile — Strategy and analysis		
1.1	Introduction by CEO	14 et seq.
	Strategy	CSR strategy, inside front cover, 8–9 Corporate strategy, Annual Report 11
	Governance	22. Annual Report 50 et seq.
1.2	Key impacts, risks and opportunities	These topics are summarised on the following pages, more detail is given throughout the report: pages 8–11, 16–19, 23, 28–29, 36–37, 40–41, 44–45

2. Profile — Organisational profile		
2.1	Name	4
2.2	Primary brands, products and services	www.nutreco.com
2.4	Location of headquarters	Back cover, Annual Report back cover
2.5	Countries of operation	4–5, Annual Report 149–154
2.6	Nature of ownership, legal form	4
2.7	Markets served	4–5
2.8	Scale of organisation	4–6 and Annual Report 82, 148–154, www.nutreco.com
2.9	Significant changes	5, 18
2.10	Awards in 2006	15

3. Profile — Report parameters		
	Report profile	
3.1	Reporting period	2006
3.2	Previous report	2005
3.3	Reporting cycle	Annual
3.4	Contact point	62
	Report scope and boundary	
3.5	Process for defining report content	The report mainly covers information relating to the four CSR focus areas defined on page 18
3.6	Boundary of report	Nutreco operations, pages 4–5
3.7	Limitations	63
3.8	Joint ventures etc.	63 and Annual Report 148–154
3.9	Data measurement	Data is collected in accordance with specifications from Nutreco HSEQ, pages 45–46
3.10	Effects of restatements of information	None
3.11	Significant changes from the reporting periods in the scope, boundary or measurement methods applied	None
3.12	GRI contents index	This page
3.13	Assurance	54

4. Governance, commitment and engagement

	Governance	
4.1–7	Governance structure	22 and Annual Report 50–65
4.8	Internally developed statements	www.nutreco.com: Corporate Governance and Corporate Social Responsibility
4.9–10	Governance body's overview	22 and Annual Report 50–65
	Commitments to external initiatives	
4.13	Membership in associations	25
	Stakeholder engagement	
4.14–17	Stakeholder groups engaged with	15, 16, 18, 19, 29–35, 38, 39, 43–51 and Annual Report 12–13, 37–43

Economic performance indicators

	Economic performance	
EC1	Direct economic value generated and distributed	Annual Report
EC2	Financial implications of climate change	40–43 and Annual Report 8, 40
EC3	Benefit plan obligations	Annual Report 58, 92, 119, 129
EC4	Financial assistance from government	Annual Report 93, 101–102
	Market presence	
EC7	Local recruitment	45
	Indirect economic impacts	
EC9	Significant indirect economic impacts	33, 34, 42

Environmental performance indicators

	Materials	
EN1	Materials used	32–34
EN2	Percentage recycled	Raw materials, often by-products, are converted to feed, which provides food and could be classed as recycling. 29–34.
	Energy	
EN3	Direct energy consumption	To be published on Nutreco website > CSR www.nutreco.com
EN5–7	Energy saving	42–43
	Water	
EN8–10	Consumption of water, sources and recycling	To be published on Nutreco website > CSR www.nutreco.com
	Biodiversity	
EN12	Impacts of activities	28–35
EN14	Strategies, actions, plans	28–35
EN16–27	Emissions, effluents and waste	To be published on Nutreco website > CSR www.nutreco.com
	Compliance	
EN28	Fines and other sanctions	To be published on Nutreco website > CSR www.nutreco.com

Labour practices and decent work performance indicators		
	Employment	
LA1–2	Total workforce data	45
	Occupational health and safety	
LA6	Representation on site committees	49
LA7	Data on injuries, occupational diseases, absenteeism etc.	46
	Training and education	
LA10	Average hours training per year, per employee per category	To be published on Nutreco website > CSR www.nutreco.com

Human rights performance indicators		
	Child labour	
HR6	Identification of risk and measures taken	49, 50, 58
	Forced and compulsory labour	
HR7	Operations identified as having significant risk	30, 50, 58

Social performance indicators		
	Community	
SO1	Assessment of impact on communities	51 and to be published on Nutreco website > CSR www.nutreco.com
	Public policy	
SO5	Participation in public policy development and lobbying	31 and to be published on Nutreco website > CSR www.nutreco.com
SO6	Financial contributions to political parties, politicians and related institutions	Nutreco does not make such contributions: Nutreco code of Etical Conduct
	Anti-competitive behaviour	
SO7	Legal actions for anti-competitive behaviour	None
	Compliance	
SO8	Monetary value of significant fines and number of non-monetary actions for non-compliance	Number of non-compliances to be published on Nutreco website > CSR www.nutreco.com

Product responsibility performance indicators		
	Customer health and safety	
PR1	Life cycle stages in which health and safety of products and services are assessed	36–39

GRI Application Level Grid			C+	B	B+	A	A+
	2002 in accordance	C					
Self Declared		√					
Third party checked		Partial					
GRI checked							

millenium development goals

MDG	Sub-goal	Nutreco action	Sub-chapter title
1 MDG 1: Eradicate extreme poverty and hunger	Sub-goal 2: Provide employment and living wages	Nutreco is a participant in the Responsible Soy covenant, which states that all companies purchasing, processing or using soya from Brazil are committed to ensure that no supplier is connected to slavery.	Sustainable management of natural resources
		Nutreco policy is to retain and recruit mainly local employees for companies in all countries in which it operates.	Nutreco people & investing in the community
		Nutreco policy is to offer employees and applicants equal opportunities regardless of gender, race or religion.	Nutreco people & investing in the community
		The rights of Nutreco employees include the freedom of association and union membership.	Nutreco people & investing in the community
		All Nutreco employees are paid in accordance with national legislation and never less than the minimum wage in their country of employment. It is Nutreco policy that they should be at least in line with those in equivalent industries in the same country as Nutreco is keen to recruit and retain a high-quality workforce.	Nutreco people & investing in the community
	Sub-goal 3: Stimulate local agricultural production	Skretting in Chile is providing valuable support for agriculture and aquaculture in the south of the country, which will contribute to economic development.	Sustainable Management of Natural Resources Climate change
		Skretting scholarships provided financial support, including travel and accommodation, for scholars to attend a course in hatchery management.	Nutreco people & investing in the community
2 MDG 2: Achieve universal primary education	Sub-goal 1: Avoid child labour	Nutreco does not engage in or support the use of child labour, as defined in OECD conventions and the relevant ILO Conventions.	Nutreco people & investing in the community
7 MDG 7: Ensure environmental sustainability	Sub-goal 1: Reduce environmental impact	Water was identified as a key topic for Grupo Sada. Management produced a handbook of best practices to help reduce the use of this natural resource.	Sustainable management of natural resources
		Delivery of feed by boat is more energy efficient than delivery by road for many fish farms in Chile. Skretting Chile is building a pier to facilitate delivery of feed by boat.	Climate change
		In 2006, 37 Nutreco companies had energy efficiency programmes in place and a further 11 had programmes in development. Examples from Hendrix and Grupo Sada are described.	Climate change
	Sub-goal 2: Protect ecosystems & biodiversity	Nutreco is a participant in the Responsible Soy covenant, which states that all companies purchasing, processing or using soya from Brazil committed not to source soya from newly cultivated land.	Sustainable management of natural resources

contact us

The CSR Report Team
Frank van Ooijen
Harm Teunissen
Reinder Sijtsma
Sigrid van Amerongen
Graham Look

Assurance report
KPMG Sustainability

Advised by
DHV Sustainability Consultants
Amersfoort, the Netherlands

Concept and design
www.porternovelli.be

If you have comments on this Nutreco CSR Report, or would like further information, please let us know.

You can contact the team responsible for the report by visiting the Nutreco website and following the links to the Nutreco CSR Report, or by sending an email to info@nutreco.com or by writing to:

The CSR Report Team
Nutreco Holding
Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands

Please provide your name, occupation and postal address or email address.

If you would like copies of the Nutreco CSR Report or the Nutreco Annual Report, please send your request to the contact address above.

These publications may also be viewed on the Nutreco website at http://csr-report.nutreco.com and http://annual-report.nutreco.com

about this report, GRI and MDGs

The Nutreco Corporate Social Responsibility Report is complementary to the Nutreco Annual Report.

Reporting is based on information held by corporate offices and on information gathered from the businesses and operating companies that are wholly owned by Nutreco or where Nutreco owns 50% or more. Acquisitions are included when they have become part of Nutreco before 31 December 2006. Divestments during 2006 are not included. Though not reported on, companies where Nutreco has less than 50% ownership but does have operational or managerial control are obliged to adhere to Nutreco policies.

Statistics on social data reported, such as number of employees, relate to all Nutreco sites. Environmental parameters, such as use of raw materials, are calculated from the data supplied by the production sites of Nutreco. This report does not contain environmental information on the activities of Euribrid, the Nutreco breeding activity, as it was scheduled for sale in the first half of 2007. However, the data relating to Nutreco employees does include Euribrid, as they were part of Nutreco at 31 December 2006.

The data is checked, collated and analysed by Nutreco management.

This report and the data that will be published on the Nutreco website, www.nutreco.com, have been prepared to qualify for level C of the current guidelines of the Global Reporting Initiative (GRI). The report is subject to partial verification by KPMG Sustainability, as described on page 54.

In addition, a number of the criteria for level B qualification are met. A GRI index and Application Level Grid on pages 58–60 list the performance indicators that are reported.

The symbols in the report indicate relevance to one of the Millennium Development Goals. The references are collated in a table on page 61.

Nutreco Holding N.V.
Prins Frederiklaan 4
P.O. box 299
3800 AG Amersfoort
The Netherlands
tel. (31) 33 422 6100
fax (31) 33 422 6101
www.nutreco.com

END